Filed Pursuant to Rule 424(b)(5)
Registration No. 333-189371

PROSPECTUS

OFFER TO EXCHANGE

15,672,591 shares of its common stock
for
all of the outstanding shares and stock options of Isconova AB

We are offering to exchange 1.2388 shares of common stock of Novavax, Inc., or Novavax, for each outstanding share of Isconova AB, or Isconova, a company organized under the laws of Sweden and 0.6232 shares of common stock of Novavax for each outstanding stock option for Isconova shares surrendered in connection with the offer, which we refer to collectively as the Exchange Offer. In connection with the Exchange Offer, we also intend to pay cash in the amount of SEK 0.74 in exchange for each outstanding 2005-I warrant in Isconova and SEK 3.78 in exchange for each outstanding 2005-II warrant in Isconova. We are conducting the Exchange Offer to acquire Isconova as a wholly owned subsidiary of Novavax.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “NVAX.” On July 2, 2013, the closing price of our common stock as reported on the NASDAQ Global Select Market was $2.25 per share.

We have issued a press release that states the terms and conditions of the Exchange Offer. Novavax’ obligation to pay for and to exchange shares of its common stock for shares of Isconova and outstanding stock option for Isconova shares, and to pay cash for warrants to purchase Isconova shares, is subject to the conditions listed herein under “Terms of the Exchange Offer — Conditions to the Exchange Offer.” This prospectus provides information about Novavax and Isconova and the Exchange Offer that Isconova shareholders should know when they decide whether or not to tender their shares and warrants or surrender their stock options in the Exchange Offer.

Please read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Notice to U.S. Investors: This Exchange Offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws because Isconova is located in a foreign country and, some or all of its officers or directors may be residents for a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company or its affiliates to subject themselves to a U.S. court’s judgment.

The Rules concerning takeover bids for shares in Swedish companies whose shares are traded on certain trading platforms, issued by the Swedish Corporate Governance Board (Sw. Kollegiet för svensk bolagsstyrning) on 27 March 2012 (the “Takeover Rules”) and the Swedish Securities Council’s (Sw: Aktiemarknadsnämnden) rulings regarding interpretation and application of the Takeover Rules are applicable to the Exchange Offer.

The date of this prospectus is July 9, 2013

In addition to this prospectus, a Swedish offer document/prospectus has been filed for approval and registration with the Swedish Financial Supervisory Authority in accordance with Chapter 2 the Swedish Financial Instruments Trading Act (1991:980). The Swedish offer document/prospectus will be filed with the Securities and Exchange Commission once it has been filed in final form with the Swedish Financial Supervisory Authority.

You should rely only on the information contained in this prospectus, including the documents incorporated by reference. We have not authorized anyone to provide you with any different information. We are offering to exchange Isconova shares for shares of Novavax common stock only in jurisdictions where the Exchange Offer is permitted. The information contained in this prospectus is accurate only as of the date of such document, and the information contained in any document incorporated herein by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, liquidity, results of operations, and prospects may have changed since those dates.

This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. This information is available without charge to security holders upon written or oral request. Requests for copies should be directed to Novavax, Inc., 9920 Belward Campus Drive, Rockville, Maryland 20850, Attention: Investor Relations, Telephone: (240) 268-2000. To obtain timely delivery, security holders must request the information no later than five business days before July 30, 2013, the date they must make their investment decision. These filings are also made available, free of charge, on our website at www.novavax.com. The information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

Trademarks

This prospectus contains the trademarks of Isconova, which, to our knowledge, are the property of Isconova. Solely for convenience, the trademarks of Isconova referred to in this prospectus are listed without the ® and TM symbols.

i

SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider. For a more complete understanding of the Exchange Offer, you should carefully read the entire prospectus, including the section entitled “Risk Factors” and the financial data and other documents incorporated by reference in this prospectus, and the Swedish offer document/prospectus that has been filed for approval and registration with the Swedish Financial Supervisory Authority.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “the Company,” “Novavax,” “we,” “us” and “our” refer to Novavax, Inc. and “our board of directors” refers to the board of directors of Novavax, Inc. All references to “Isconova” refer to Isconova AB (or its subsidiaries when applicable).

References in this prospectus to “USD” or to “$” are to United States dollars. References in this prospectus to “SEK” are to Swedish kronas.

The Companies

Novavax, Inc.

Novavax is a clinical-stage biopharmaceutical company creating vaccines to address a broad range of infectious diseases worldwide. Using innovative recombinant nanoparticle technology, as well as new and efficient manufacturing approaches, the Company produces vaccine candidates to combat diseases, with the goal of allowing countries to better prepare for and more effectively respond to rapidly spreading infections. Novavax is committed to using its technology platform to create geographic-specific vaccine solutions and is therefore involved in several international partnerships, including collaborations with Cadila Pharmaceuticals of India, LG Life Sciences of Korea and PATH. Together, these organizations support Novavax’ worldwide commercialization strategy and have the global reach to create real and lasting change in the biopharmaceutical field.

Novavax was incorporated in 1987 under the laws of the State of Delaware. Our principal executive offices are located at 9920 Belward Campus Drive, Rockville, Maryland, 20850. Our telephone number is (240) 268-2000 and our website address is www.novavax.com. The information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

Additional information concerning Novavax is included in Novavax’ reports filed under the Exchange Act that are incorporated by reference into this prospectus. See the section entitled “Where You Can Find More Information” on page 67.

Isconova AB

Isconova is an international vaccine adjuvant company with extensive knowledge of vaccine systems. The company, located in Uppsala, Sweden, has a patented technology platform, Matrix,which is used for the development of vaccines in the human and veterinary fields. The company has developed several adjuvants, all of which are based on the proprietary immune-stimulating technology platform, Matrix. Isconova has a patented technology, a robust product platform, production and sale of adjuvants and a number of collaboration projects with leading international vaccine and pharmaceutical companies.

The principal executive offices of Isconova are located at Kungsgatan, 109, SE-753 18, Uppsala, Sweden. Its telephone number is (+46) 18 16 17 00 and its website address is www.isconova.com. The information contained in, and that can be accessed through, its website is not incorporated into and does not form a part of this prospectus.

SUMMARY OF THE EXCHANGE OFFER

The following summary contains the principal terms of the Exchange Offer and is not intended to be complete. It does not contain all of the information that is important to you. For a more detailed description of the Exchange Offer, please refer to the section entitled “Terms of the Exchange Offer” in this prospectus.

We are offering to exchange 1.2388 shares of common stock of Novavax, Inc., or Novavax, for each outstanding share of Isconova AB, or Isconova, a company organized under the laws of Sweden and 0.6232 shares of common stock of Novavax for each outstanding stock option for Isconova shares surrendered in connection with the offer, which we refer to collectively as the Exchange Offer. In connection with the Exchange Offer, we also intend to pay cash in the amount of SEK 0.74 in exchange for each outstanding 2005-I warrant in Isconova and SEK 3.78 in exchange for each outstanding 2005-II warrant in Isconova. We are conducting the Exchange Offer to acquire Isconova as a wholly owned subsidiary of Novavax.

Upon expiration of the acceptance period in the Exchange Offer, assuming the satisfaction or waiver of the conditions to the completion of the Exchange Offer, Novavax will publicly announce the outcome of the Exchange Offer and will promptly begin settlement. The acceptance period expires at 24:00, Central European Summer Time (6:00 pm, Eastern Time) on July 30, 2013, three weeks following the mailing of the Swedish offer document/prospectus, unless Novavax exercises its right to extend the acceptance period. Upon the successful completion of the Exchange Offer, Novavax intends to initiate a compulsory acquisition process under Swedish law so that Novavax may acquire any securities that remain outstanding after the completion of the Exchange Offer.

Conditions to the Exchange Offer
The Exchange Offer is subject to a number of conditions described in more detail later in this prospectus under the heading “Terms of the Exchange Offer — Conditions of the Exchange Offer.”
Material U.S. Federal Income Tax Considerations
For a discussion of the material federal income tax considerations relating to the Exchange Offer, see “Certain Material U.S. Federal Income Tax Considerations.”
Material Swedish Tax Considerations
For a discussion of the material Swedish tax considerations relating to the Exchange Offer, see “Certain Material Swedish Tax Considerations.”
Anticipated Accounting Treatment
The acquisition of Isconova shares, options and warrants acquired in the Exchange Offer will be accounted for under the purchase method of accounting under accounting principles generally accepted in the U.S. (“U.S. GAAP”), which means that Isconova’s results of operations will be consolidated with Novavax’ from the date of the closing of the Exchange Offer and their respective assets and liabilities, including identified intangible assets, will be recorded at their then fair values at the same time with the excess purchase price allocated to goodwill.
Regulatory Approvals
No filing under the Hart-Scott-Rodino Antitrust Improvements Act, or the HSR Act, or under Swedish or European Union law, is required in connection with the Exchange Offer. However, the Antitrust Division of the Department of Labor and the Federal Trade Commission, which regulate the HSR Act, may challenge the Exchange Offer on antitrust grounds notwithstanding the fact that no filings were required. Additionally, at any time before or after the completion of the Exchange Offer, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws, including seeking to enjoin the Exchange Offer. We cannot assure you that a challenge to the Exchange Offer will not be made, or that, if a challenge is made, we will prevail. We do not believe any other regulatory filings are required in connection with the Exchange Offer that would materially affect our ability to complete the Exchange Offer or affect the post-closing operations of the combined business.
Appraisal Rights
Novavax stockholders are not entitled to any rights to seek appraisal of their shares or to exercise any preemptive rights in connection with the issuance of shares of Novavax’ common stock in connection with the Exchange Offer. If Novavax acquires more than 90% of the outstanding shares in Isconova on a fully diluted basis (including all issued and outstanding warrants and options), Novavax intends to exercise its right to a compulsory acquisition under Swedish law to acquire the shares of Isconova shareholders who did not tender such shares in the Exchange Offer. For a discussion of Isconova shareholders’ appraisal rights, see “Terms of the Exchange Offer — Appraisal Rights.”
Ownership of Directors and Officers
At the close of business on April 16, 2013, directors and executive officers of Novavax and their affiliates beneficially owned and were entitled to vote approximately 10.6% of the 151,259,817 shares of Novavax common stock outstanding on that date. At the close of business on March 31, 2013, directors and executive officers of Isconova and their affiliates beneficially owned and were entitled to vote approximately 12.7% of the 12,475,356 Isconova shares outstanding on that date. Neither a vote of Novavax stockholders nor a vote of Isconova shareholders is required to approve the Exchange Offer.
Irrevocable Undertakings
In connection with the Exchange Offer, each of InnKap 4 Partners L.P. (“InnKap”), Farstorps Gård AB and, together, LMK Ventures AB, LMK Forward AB and Peter Ragnarsson have executed Irrevocable Undertakings pursuant to which they have agreed (i) not to sell, transfer, encumber or grant any option or other right over or otherwise deal with or dispose of any Isconova shares, other than pursuant to the Exchange Offer, (ii) not to accept any other offer in respect of shares in Isconova, by whatever means it is to be implemented, (iii) not to solicit or encourage any third party to initiate or proceed with a public offer for or other purchase of any securities in Isconova, (iv) not to make any public offer for or purchase any securities in Isconova, (v) not to take any action or make any statement which may be prejudicial to the success of the Exchange Offer, (vi) not to make any public announcement or communication in connection with the Exchange Offer, or concerning Isconova which may be material to the Exchange Offer, without Novavax’ prior consent and (vii) to exercise all voting rights in Isconova shares to enable the Exchange Offer. These undertakings are conditional upon no other party announcing a competing offer at a price which is at least 5% higher than the Exchange Offer, which Novavax decides not to match (i.e., offer a price that at least corresponds to the price in the competing offer at the date of the announcement of such competing offer) within five business days.
In addition, the Irrevocable Undertaking from InnKap provides that for a period of three months from the date of the closing of the Exchange Offer, InnKap will not, without the prior written consent of Novavax, transfer its shares of Novavax common stock held as of the date of the closing of the Exchange Offer. InnKap may transfer its shares under certain circumstances, including gifts, transfers by will or intestate succession.

SELECTED HISTORICAL FINANCIAL DATA OF NOVAVAX

The following table sets forth the selected historical financial data of Novavax for the three months ended March 31, 2013 and 2012 and for each of the years in the five-year period ended December 31, 2012. The information with respect to each of the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 have been derived from Novavax’ audited financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus. The selected historical financial data for the years ended December 31, 2009 and 2008 and as of December 31, 2010, 2009 and 2008 have been derived from Novavax’ audited consolidated financial statements as of such dates and for those years, which have not been incorporated by reference in this prospectus. The selected historical financial data as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 are derived from Novavax’ unaudited financial statements as of such dates and for those periods, which have been incorporated by reference in this prospectus. In the opinion of Novavax’ management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the financial data for the three months ended March 31, 2013 and 2012 have been reflected therein. The information set forth below is only a summary and is not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. You should read the following information together with Novavax’ audited financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Novavax’ Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the three months ended March 31, 2013, which are incorporated by reference in this prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 67.

	For the Three Months Ended and as of March 31,		For the Years Ended and as of December 31,
	(unaudited)
	2013	2012	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)
Statements of Operations Data:
Revenue	$3,833	$4,642	$22,076	$14,688	$343	$325	$1,064
Loss from continuing operations	(9,996)	(7,336)	(28,507)	(19,364)	(35,708)	(40,346)	(34,784)
Income from discontinued operations	—	—	—	—	—	—	273
Net loss	$(9,996)	$(7,336)	$(28,507)	$(19,364)	$(35,708)	$(40,346)	$(34,511)
Basic and diluted net loss per share:
Loss per share from continuing operations	$(0.07)	$(0.06)	$(0.22)	$(0.17)	$(0.34)	$(0.47)	$(0.51)
Income per share from discontinued operations	—	—	—	—	—	—	—
Basic and diluted net loss per share	$(0.07)	$(0.06)	$(0.22)	$(0.17)	$(0.34)	$(0.47)	$(0.51)
Weighted average shares used in computing basic and diluted net loss per share	148,448	120,558	131,726	113,610	104,768	85,555	68,174
Balance Sheet Data:
Cash and investments(1)	$45,396	20,720	50,344	18,309	31,676	42,950	33,900
Total current assets	51,722	26,442	50,408	26,109	33,337	44,503	35,096
Working capital(2)	42,469	18,601	38,733	18,530	23,071	36,476	7,379
Total assets	98,704	68,637	102,345	66,576	74,844	85,605	76,625
Long-term debt, less current portion	1,512	400	990	300	320	406	480
Accumulated deficit	(368,159)	(336,992)	(358,163)	(329,656)	(310,292)	(274,584)	(234,238)
Total stockholders’ equity	77,568	54,324	80,240	53,849	59,050	69,952	42,948

(1)	Includes non-current investments of $1,117 and $6,233 at March 31, 2013 and December 31, 2012, respectively.
(2)	Working capital is computed as the excess of current assets over current liabilities.

SELECTED HISTORICAL FINANCIAL DATA OF ISCONOVA

The following table sets forth the selected historical financial data of Isconova for the three months ended March 31, 2013 and 2012 and for each of the years in the five-year period ended December 31, 2012. The information with respect to the year ended December 31, 2012 and 2011 and as of December 31, 2012 and 2011 has been derived from Isconova’s consolidated financial statements included in this prospectus. This information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by IASB. The selected historical financial data for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010, 2009 and 2008 have been derived from Isconova’s consolidated financial statements as of such dates and for those years, which are not included in this prospectus. This information has been prepared in accordance with generally accepted accounting principles in Sweden, or Swedish GAAP. A discussion of significant differences between U.S. GAAP and Swedish GAAP as they relate to the Isconova financial statements is included below. The selected historical consolidated financial data as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 are derived from Isconova’s consolidated financial statements as of such dates and for those periods included in this prospectus. This information has been prepared in accordance with IFRS as issued by IASB. In the opinion of Isconova’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the financial data for the three months ended March 31, 2013 and 2012 have been reflected therein. The information set forth below is only a summary and is not necessarily indicative of the results to be expected in future and results of interim periods are not necessarily indicative of results for the entire year. You should read the following information together with Isconova’s financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	(unaudited)			(unaudited)
	2013	2012	2012	2011
	(in SEK 000s, except per share amounts)
Statement of Operations Data:
Net sales	7,085	5,737	18,511	22,967
Loss from continuing operations	(8,273)	(10,412)	(37,885)	(33,941)
Net loss	(8,273)	(10,412)	(37,885)	(33,941)
Net loss per share:
Basic net loss per share	(0.66)	(2.50)	(7.81)	(8.29)
Diluted net loss per share	(0.66)	(2.50)	(7.81)	(8.29)
Weighted average shares used in computing:
Basic net loss per share	12,475	4,158	4,851	4,093
Diluted net loss per share	12,565	4,158	4,851	4,093
Balance Sheet Data:
Cash and cash equivalents	35,050	27,917	46,160	37,582
Total current assets	48,956	38,165	57,756	51,705
Working capital(1)	32,860	24,371	40,736	33,594
Total assets	55,738	46,760	64,914	60,238
Long-term debt, less current portion	1,310	2,463	1,225	2,673
Accumulated deficit	(169,940)	(133,683)	(161,668)	(123,783)
Total stockholders’ equity	28,180	20,131	36,372	30,032

(1)	Working capital is computed as the excess of current assets over current liabilities.

	For the Years Ended December 31,
	(unaudited)
	2010	2009	2008
	(in SEK 000s, except per share amounts)
Statements of Operations Data:
Net sales	17,809	28,160	13,960
Loss from continuing operations	(28,558)	(17,892)	(19,967)
Net loss	(30,525)	(18,237)	(20,275)
Net loss per share:
Basic net loss per share	(13.19)	(13.78)	(19.00)
Diluted net loss per share	(13.19)	(13.78)	(19.00)
Weighted average shares used in computing:
Basic net loss per share	4,012	1,323	1,323
Diluted net loss per share	4,028	1,338	1,338
Balance Sheet Data:
Cash and cash equivalents	67,645	11,210	10,426
Total current assets	78,903	19,379	19,088
Working capital(1)	61,193	(8,676)	7,274
Total assets	81,646	22,851	22,937
Long-term debt, less current portion	2,850	4,000	2,200
Total stockholders’ equity	61,356	(9,205)	8,922

(1)	Working capital is computed as the excess of current assets over current liabilities.

Exchange Rate Information

The following table shows, for the periods indicated, information concerning the exchange rate between Swedish krona (“SEK”) and U.S. dollars. The information in the following table is expressed in SEK per U.S. dollars and is based on the exchange rate from Sveriges Riksbank. The high and low rates for the monthly periods presented in these tables were calculated by taking the high and low of the exchange rates for each month during the previous six months. The average rates for the five most recent financial years and subsequent interim periods for which financial statements are presented were calculated by taking the simple average of the exchange rates on the last day of each month during the relevant period.

On June 3, 2013, the exchange rate was SEK 6.6023 per $1.00. These translations should not be construed as a representation that the SEK amounts actually represent, or could be converted into, U.S. dollars at the rates indicated.

	Average Rate	High	Low
Recent Monthly Data
June 2013		6.7396	6.4225
May 2013		6.6965	6.5053
April 2013		6.6346	6.3608
March 2013		6.5162	6.3366
February 2013		6.4735	6.2940
January 2013		6.5663	6.3600
Interim Period Data
Three months ended March 31, 2013	6.4371
Three months ended March 31, 2012	6.6438
Annual Data (Year ended December 31,)
2012	6.6029
2011	7.6340
2010	7.2154
2009	6.4664
2008	6.7213

Overview of Significant Differences between U.S. GAAP and Swedish GAAP

The financial information of Isconova for fiscal years 2008 through 2010 included in this prospectus have been derived from consolidated financial statements that were prepared and presented in accordance with Swedish GAAP. Certain differences exist between U.S. GAAP and Swedish GAAP that might be material to the financial information included in this prospectus for such periods. The principal significant differences between U.S. GAAP and Swedish GAAP that we believe would be material in the preparation of Isconova’s consolidated financial statements are described below. However, the following summary does not include all differences between U.S. GAAP and Swedish GAAP and is not intended to provide a comprehensive listing of all such differences, but rather it is a listing of potential significant differences in accounting principles related to the consolidated financial statements of Isconova for those periods presented above.

Revenue recognition

Under U.S. GAAP, revenue is generally realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Impact of acceptance clauses and installation can result in deferral of entire revenue amount until installation is complete and final acceptance by customer.

If an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element.

The revenue recognition criteria under Swedish GAAP is based on the probability that the economic benefits associated with the transaction will flow to the entity, and that the revenue and costs can be measured reliably. Swedish GAAP also requires that the seller has transferred the significant risks and rewards of ownership to the buyer and retains neither management involvement in, nor control over the goods.

Life sciences companies often enter into complex arrangements that present unique revenue recognition issues. Because the products and services delivered under these arrangements are unique, determining the appropriate accounting requires an understanding of the specific facts and circumstances of each arrangement and careful analysis of the relevant accounting guidance. While the general concepts are similar, there are currently differences in the application of U.S. GAAP and Swedish GAAP revenue recognition standards, generally caused by the more prescriptive nature of U.S. GAAP as compared to Swedish GAAP, which contains less detailed application and implementation guidance.

Other than the general provisions of Swedish GAAP, there exists no specific guidance on the treatment of upfront license fees associated with research and development (“R&D”) collaboration arrangements. Generally, upfront license fees are recognized on contract signing (delivery) due to the non-refundable nature of the license fee, or deferred and recognized as revenue over the estimated development period.

Under U.S. GAAP, upfront license fees associated with R&D collaboration arrangements are generally deferred and recognized as revenue over the estimated development period even if the amount is non-refundable because such licenses generally lack standalone value. Unless the up-front payment is in exchange for a product, service or right and represents the culmination of a separate earnings process, the upfront fee should be deferred over the longer of the contractual life of an arrangement or the customer relationship life. The customer’s perception of value received is paramount in this assessment.

Under Swedish GAAP, milestone payments associated with R&D collaboration arrangements are generally recognized as revenue when it is probable that the economic benefits will flow to the company and the other criteria under Swedish GAAP are met.

Under U.S. GAAP, payments received upon the achievement of substantive milestones associated with R&D collaboration arrangements are generally recognized as revenue when the milestones are achieved. If the milestone is not substantive, the payment is generally recognized as revenue over the remaining service period.

Deferred taxes

In accordance with U.S. GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognized together with deferred tax assets relating to tax losses carried forward. Deferred tax amounts are calculated using enacted tax rates. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities.

Swedish GAAP recognizes and records all deferred tax assets and liabilities resulting from temporary differences in financial and tax reporting and from unused tax losses carried forward. Deferred tax assets relating to the carry forwards of unused tax losses are recognized to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilized. Deferred tax amounts are calculated using tax rates that have been determined or have been announced and are almost certain to be approved. Deferred tax assets and liabilities are classified as non-current in the balance sheet. For fiscal years 2008 through 2010, Isconova had tax losses carry forward, but did not recognize a deferred tax asset for such loss carry forward.

Research and development costs

Under U.S. GAAP all research and development costs are expensed as incurred.

Under Swedish GAAP development cost can be capitalized, but there is no requirement to do so. Development costs can be capitalized if the entity can demonstrate all of the following: (i) cost should be identifiable-possible to separate (defined); (ii) the future use should be determined; (iii) the ability to use or sell it; (iii) how the intangible will generate future economic benefits (future income or cost reduction); (iv) the availability of adequate resources to complete development. For fiscal years 2008 through 2010, Isconova used the capitalization model, but didn’t capitalize any development costs since Isconova did not met the criteria for capitalization. Costs for the development of new patents are capitalized when they arise.

Leasing arrangements

Under U.S. GAAP, leases are classified as capital leases if they meet at least one of the following criteria: (i) the leased asset automatically transfers title at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset; (iv) or the present value of the minimum lease payments equals or exceeds 90% of the excess of fair value of the leased property. If none of the above criteria is met, the lease is accounted for as an operating lease.

All lease contracts are classified as operational leases under Swedish GAAP. Rental expense under an operating lease is generally recognized on a straight-line basis over the lease term.

Equity Instruments

Under U.S. GAAP, stockholders’ equity is analyzed between capital stock (showing separate categories for non-redeemable preferred stock and common stock) and other categories of stockholders’ equity. Mandatorily redeemable financial instruments, obligations to repurchase own shares by transferring assets, and certain obligations to issue a variable number of shares are not classified as equity, but are considered to be liabilities.

Under Swedish GAAP, all different categories of shares, including preference shares and preference shares with mandatory redemption, are included as a component of share capital.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The Unaudited Pro Forma Condensed Combined Statements of Operations (pro forma statements of operations) combine the historical statements of operations of Novavax and Isconova for the three months ended March 31, 2013 and the year ended December 31, 2012 and gives pro forma effect to the combination as if it had been completed as of the beginning of each period. The Unaudited Pro Forma Condensed Combined Balance Sheet (pro forma balance sheet) combines the historical balance sheets of Novavax and Isconova as of March 31, 2013 and gives pro forma effect to the combination as if it had been completed on March 31, 2013. This information has been prepared under U.S. GAAP.

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the entities been combined on the dates indicated during the periods presented, or the future consolidated results of operations or financial position of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 16. The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this prospectus beginning on page 48.

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
	(in thousands, except per share data)
Pro Forma Condensed Combined Statements of Operation Data:
Total revenue	$4,934	$24,808
Operating loss	(11,334)	(35,742)
Net loss	(11,342)	(34,595)
Basic and diluted net loss per share	(0.07)	(0.23)
Basic and diluted weighted average number of common shares	164,121	147,399
Pro Forma Condensed Combined Balance Sheet Data:
Cash and investments	$50,754
Total current assets	59,214
Working capital(1)	44,743
Total assets	132,555
Long-term debt, less current portion	1,713
Accumulated deficit	(370,906)
Total stockholders’ equity	104,442

(1)	Working capital is computed as the excess of current assets over current liabilities.

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table sets forth certain historical and unaudited pro forma combined and pro forma equivalent financial information. The unaudited pro forma combined and pro forma equivalent basic and diluted net loss per share data assumes that the Exchange Offer was completed at the beginning of the respective periods. The Isconova pro forma equivalent data was calculated by multiplying the corresponding combined company unaudited pro forma data by an exchange ratio of 1.2388.

The unaudited pro forma combined and pro forma equivalent basic and diluted net loss per share data for the year ended December 31, 2012 was prepared based on the audited financial statements for Novavax and Isconova for the year ended December 31, 2012.

The unaudited pro forma combined and pro forma equivalent basic and diluted net loss per share data for the three months ended March 31, 2013 was prepared based on the unaudited condensed financial statements for Novavax and Isconova for the three months ended March 31, 2013. The pro forma combined and pro forma equivalent net book value per share data as of March 31, 2013 was prepared based on the unaudited balance sheet of Novavax and Isconova as of March 31, 2013.

The information below should be read in conjunction with the audited and unaudited financial statements of Novavax and Isconova referenced above and the accompanying notes to such financial statements, all of which are incorporated by reference and/or included in this prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 67. You are urged to also read the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 48.

	Novavax, Inc. Historical	Isconova AB Historical	Unaudited Pro Forma Combined(1)	Unaudited Pro Forma Isconova AB Equivalent(2)
Per share information for the three months ended March 31, 2013:
Basic and diluted net loss per share	$(0.07)	$(0.10)	$(0.07)	$(0.09)
Book value per share(3)	$0.51	$0.35	$0.63	$0.78
Cash dividends(4)	$—	$—	$—	$—
Per share information for the year ended December 31, 2012:
Basic and diluted net loss per share	$(0.22)	$(1.15)	$(0.23)	$(0.29)
Book value per share(3)	$0.54	$0.45	N/A	N/A
Cash dividends(4)	$—	$—	$—	$—

(1)	Pro forma combined basic and diluted net loss per share is computed by dividing pro forma combined net loss by the weighted average pro forma number of shares outstanding during the periods presented. Pro forma combined book value per share is computed by dividing pro forma book value by the pro forma number of shares outstanding during the periods presented.
(2)	Isconova pro forma equivalent amounts are calculated by multiplying pro forma combined per share amounts by the Exchange Ratio of 1.2388.
(3)	Book value per share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding.
(4)	Novavax and Isconova have not paid dividends in the historical periods presented.

MARKET PRICES

Novavax’ common stock trades on the NASDAQ Global Select Market under the symbol “NVAX.” Isconova’s shares are traded on NASDAQ OMX First North Premier under the symbol “ISCO.”

The following table presents closing sale price for Novavax common stock and Isconova shares on June 3, 2013, the last trading day before the public announcement of the Exchange Offer and July 2, 2013 the latest practicable trading day before the date of this prospectus. This table also presents the equivalent market value per share of Isconova shares on June 3, 2013 and July 2, 2013 as determined by multiplying the closing sale price per share of Novavax’ common stock on those dates by the exchange ratio of 1.2388 and converted to SEK.

Although the exchange ratio is fixed, the market prices of Novavax common stock and Isconova shares will fluctuate before the Exchange Offer is completed. The market value of the consideration ultimately received by Isconova shareholders and option holders will depend on the closing price of Novavax common stock on the day such shareholders and option holders receive their shares of the combined company.

	Novavax Common Stock	Isconova Shares	Equivalent Per Share of Isconova Shares
June 3, 2013	$1.89	SEK 12.20	SEK 15.46
July 2, 2013	$2.25	SEK 14.80	SEK 18.58

The following table presents the high and low closing prices for Novavax common stock as reported on The NASDAQ Global Select market for each quarter in the two most recent years and the subsequent period.

Novavax Common Stock

	High	Low
Fiscal Year Ending December 31, 2013
Third Quarter (through July 2, 2013)	$2.25	$2.11
Second Quarter	$2.69	$1.79
First Quarter	$2.28	$1.72
Fiscal Year Ended December 31, 2012
Fourth Quarter	$2.39	$1.57
Third Quarter	$2.23	$1.71
Second Quarter	$1.56	$1.16
First Quarter	$1.52	$1.23
Fiscal Year Ended December 31, 2011
Fourth Quarter	$1.71	$1.25
Third Quarter	$2.13	$1.18
Second Quarter	$2.61	$1.97
First Quarter	$2.96	$2.15

Novavax has never paid cash dividends on its common stock. We currently anticipate that we will retain any earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future.

The following table presents the high and low closing prices for Isconova shares for the five most recent financial years, for each quarter of the two most recent financial years and the subsequent period and the most recent six months.

Isconova Shares

	High	Low
Most Recent Six Months Ended June 30, 2013
June	SEK 14.80	SEK 12.20
May	SEK 12.35	SEK 10.25
April	SEK 10.70	SEK 10.00
March	SEK 10.00	SEK 9.00
February	SEK 10.35	SEK 9.10
January	SEK 10.70	SEK 8.00
Fiscal Year Ending December 31, 2013
Third Quarter (through July 2, 2013)	SEK 14.80	SEK 14.50
Second Quarter	SEK 14.80	SEK 10.00
First Quarter	SEK 10.70	SEK 8.00
Fiscal Year Ended December 31, 2012	SEK 15.20	SEK 5.40
Fourth Quarter	SEK 8.00	SEK 5.40
Third Quarter	SEK 12.65	SEK 6.85
Second Quarter	SEK 13.25	SEK 9.55
First Quarter	SEK 15.20	SEK 11.50
Fiscal Year Ended December 31, 2011	SEK 44.80	SEK 12.85
Fourth Quarter	SEK 26.20	SEK 12.85
Third Quarter	SEK 29.50	SEK 18.90
Second Quarter	SEK 36.40	SEK 27.50
First Quarter	SEK 44.80	SEK 34.20
Fiscal Year Ended December 31, 2010	SEK 53.00	SEK 41.20

Isconova has never paid dividends on its shares and does not intend to pay dividends during 2013.

Isconova shares were listed on NASDAQ OMX First North since November 10, 2010. On April 5, 2013, Isconova shares began trading on NASDAQ OMX First North Premier.

In October 2012, Isconova shares were diluted when Isconova implemented a new rights issue, with preferential rights for existing shareholders in which each existing share had subscription rights for two new shares at a subscription price of SEK 6.00 per share. The share issue was fully subscribed, whereby (i) 5,399,801 shares, corresponding to approximately 64.9% of the issued shares, were subscribed for with subscription rights, (ii) 41,371 shares, corresponding to approximately 0.5% of the issued shares, were subscribed for without subscription rights and (iii) the remaining 2,875,732 shares, corresponding to 34.6% of the issued shares, were subscribed for by the investors who committed to underwrite the issuance. As a result of the rights issue, the share capital increased by SEK 8,316,904 to SEK 12,475,356.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference herein constitute forward-looking statements. In some cases, these statements can be identified by the use of forward-looking terminology such as “expect(s),” “intends,” “plans,” “seeks,” “estimates,” “could,” “should,” “feel(s),” “believe(s),” “will,” “would,” “may,” “can,” “anticipate(s),” “potential” and similar expressions or the negative of these terms. Such forward-looking statements are subject to risks and uncertainties that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those expressed or implied by such forward-looking statements.

Important factors that could cause our actual results to differ include, but are not limited to, the following:

•	the potential for our stock price to decline as a result of the Exchange Offer;
•	the ability of Novavax and Isconova to integrate operations and retain key personnel;
•	our ability to achieve the anticipated strategic benefits of our proposed combination with Isconova;
•	our ability to timely process and report the combined business’s financial results;
•	expenses associated with the Exchange Offer;
•	conditions to, and the timetable for, completing the Exchange Offer;
•	our ability to manage a more international and widespread organization;
•	the efficacy of Isconova adjuvants for our vaccine development programs;
•	satisfaction of closing conditions to the Exchange Offer; and
•	other risk factors referenced herein.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. These forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions identified under the heading “Risk Factors” in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Novavax assumes no obligation to update any such forward-looking statements, except as specifically required by law. We caution readers not to place considerable reliance on the forward-looking statements contained in this prospectus.

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus, including the matters addressed in the section entitled “Note Regarding Forward-Looking Statements” beginning on page 15, you should carefully consider the following risks. In addition, you should read and consider the risks associated with Novavax because the risks will also affect the combined company. These risks can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this prospectus. You should also read and consider the other information in this prospectus and the other documents incorporated by reference in this prospectus. See the section entitled “Where You Can Find More Information” beginning on page 67.

Risks Relating to the Exchange Offer

The exchange ratios are fixed and will not be adjusted on fluctuations in our stock price. The market price of our common stock may decline as a result of the Exchange Offer, and in particular may decline if Isconova shareholders or option holders choose not to hold Novavax common stock received in the Exchange Offer.

In connection with the Exchange Offer, we could issue as many as 15,672,591 shares to Isconova shareholders and option holders if all Isconova shareholders and option holders elect to tender their shares or surrender their stock options in exchange for shares of Novavax common stock. Our common stock issued in the Exchange Offer, subject to the contractual limitations on InnKap pursuant to its irrevocable undertaking, will be freely-tradable upon consummation of the Exchange Offer. Further, holders who tender their Isconova shares or surrender their stock options may elect for their shares of Novavax common stock that they receive as consideration to be sold by a financial institution on behalf of such holders. The acquisition of our common stock by Isconova shareholders and option holders who may not wish to hold shares in a U.S. company, as well as the increase in the outstanding number of shares of our common stock, may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our common stock. In addition, the market price of Novavax common stock may decline following the closing of the Exchange Offer for a number of reasons, including if the integration of Isconova’s business is unsuccessful or we do not achieve the anticipated financial and strategic benefits of our acquisition of Isconova as rapidly or to the extent anticipated by stock market analysts or investors. The closing price of Novavax common stock was $1.89 per share on June 3, 2013, the last day of trading prior to the announcement of the proposed Exchange Offer. Since that date, our stock has fluctuated from a low of $1.68 per share to a high of $2.25 per share.

We may not be able to successfully integrate our business with the business of Isconova.

This transaction involves the integration of two companies based in different countries that currently operate independently. This integration will be a complex, costly and time-consuming process. Following the business combination with Isconova, we may encounter difficulties in integrating our operations, technology and personnel with those of Isconova and this may continue for some time. Our management has limited experience integrating operations as substantial and geographically diverse as those of Isconova. The combined business may not successfully integrate the operations of Novavax and Isconova in a timely manner, or at all. The failure to successfully integrate the two businesses’ operations could adversely affect our business, financial condition and results of operations. The anticipated benefits relate to utilizing Isconova’s proprietary adjuvants with one or more of Novavax’ product candidates and retaining the full economics and developmental control of these adjuvanted vaccines, as well as other opportunities resulting from Novavax’ and Isconova’s complementary product candidates, industry specialties and technology platforms. However, these anticipated benefits are based on projections and assumptions, not actual experience, and assume a successful integration. Only a small fraction of biopharmaceutical development programs ultimately result in commercial products or even product candidates and a number of events could delay our development efforts and negatively impact our ability to obtain regulatory approval for, and to manufacture, market and sell, a vaccine.

As a result of the combination with Isconova, we may face risks upon entering into areas of vaccine development for which we have limited or no experience.

Isconova specializes in developing and commercializing adjuvants and has focused substantial efforts and gained expertise in veterinary vaccines. The development and improvement of vaccines for the global veterinary market is a new area of vaccine development for which we have limited or no experience. As such, we do not have the experience and knowledge involved in successfully developing animal vaccines. Similarly, while we have used adjuvants in both research and clinical development, we have not developed or sought to commercialize adjuvants in our human vaccine program, and thus we do not have this experience and knowledge. This lack of experience may have a detrimental impact to operations.

Isconova adjuvants, including Matrix-M, may prove to have limited or no benefit to our vaccine development programs.

In connection with its approval of the Exchange Offer, our board of directors considered the anticipated strategic benefit of owning an adjuvant that would complement and benefit certain of Novavax’ current and anticipated vaccine candidates. We cannot guarantee that Matrix-M, or any other of Isconova’s saponin-based adjuvants, will offer immunogenic benefits to any of our vaccine programs until such adjuvants are tested in clinical trials.

We may not be able to achieve the anticipated strategic benefits of our proposed combination with Isconova.

Among the factors considered by our board of directors in connection with its approval of the Exchange Offer were the anticipated strategic benefits of the acquisition of Isconova, including the opportunities for cost savings from operational efficiencies. We are not able to guarantee that these savings will be realized within the time periods contemplated or that they will be realized at all. We are not able to guarantee that the combination of Novavax and Isconova will result in the realization of the full benefits.

Adjuvants, including saponin-based adjuvants such as Matrix-M, are likely to face increased regulatory scrutiny and may prove to be unpopular with vaccine-using consumers and advocacy groups.

Regulatory agencies, including the U.S. FDA, have been cautious in approving adjuvants for use in commercial vaccines. Recent reports on an adjuvant that contain squalene, a commercially extracted adjuvant derived from shark liver oil, as an active ingredient, and links to neurological disorders like narcolepsy may cause regulatory agencies to increase their scrutiny of all adjuvants, whether they contain squalene or not. Although none of the adjuvants made by Isconova contain squalene, the impact of such regulatory scrutiny may be detrimental to vaccine products containing non-squalene adjuvants. In addition, adjuvant usage has been unpopular with a small group of vaccine advocacy and consumer groups who oppose the addition of further active ingredients in vaccines; their opposition may gain support and have a detrimental impact on commercialization efforts and opportunities.

The uncertainties associated with our combination with Isconova may cause key personnel to leave Isconova or us.

Our employees and the employees of Isconova may perceive uncertainty about their future role with the combined business until strategies with regard to the combined business are announced or executed. Any uncertainty may affect either company’s ability to attract and retain key management, sales, marketing, technical and financial personnel. Isconova’s technology is based, in part, on trade secret and know-how, so if we are not able to retain key technical employees, we might have difficulties in continuing to develop and maintain Isconova’s proprietary adjuvants, which may impede the achievement of our objectives with this acquisition.

Our stockholders will suffer immediate and substantial dilution to their equity and voting interests as a result of the Exchange Offer.

In connection with the Exchange Offer, we will issue approximately 15,672,591 shares to the Isconova shareholders and option holders if all Isconova shareholders and option holders elect to tender their shares or surrender their options, as the case may be, in exchange for shares of our common stock. This means that the

Isconova shareholders and option holders could own approximately 8.9%, and Novavax stockholders could own approximately 91.1%, in each case of the total number of shares of Novavax outstanding common stock on a fully diluted basis (including outstanding and vested stock options and warrants as of March 31, 2013) following the Exchange Offer. Accordingly, the Exchange Offer will have the effect of substantially reducing the percentage of equity and voting interest held by each of our current stockholders.

We will encounter material adverse consequences if we are unable to timely process and report the combined business’s financial results under U.S. GAAP and SEC requirements.

Because the Exchange Offer will significantly increase the complexity of our global operations, we will need to develop and implement worldwide procedures designed for accurate and timely financial reporting under U.S. GAAP and SEC requirements. In addition, we will need to train the staff of the combined business to comply with these requirements on a global basis. If we are unable to close our books and prepare financial reports on a timely basis, we would be required to seek a reporting extension under applicable SEC rules. A reporting extension could adversely impact the trading of our stock, erode investor confidence and result in other material adverse consequences.

The unaudited pro forma condensed combined financial information included in this prospectus are presented for illustrative purposes only and may not represent the actual financial positions or results of operations of the combined company following the Exchange Offer.

The unaudited pro forma condensed combined financial information contained in this prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and may not represent the actual financial position or results of operations of the combined company following the Exchange Offer for several reasons. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 48. The actual financial positions and results of operations of Novavax and Isconova prior to the Exchange Offer and that of the combined company following the Exchange Offer may not be consistent with, or evident from, the unaudited pro forma combined financial information included in this prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information included in this prospectus may not prove to be accurate and may be affected by other factors. Significant changes in the share price at closing of the Exchange Offer of Novavax may cause a significant change in the purchase price and the pro forma financial information.

Intangibles we aquire under the Exchange Offer may subsequently be impaired and, if so, could increase our net losses.

We are accounting for the combination with Isconova under the purchase method of accounting in accordance with U.S. GAAP. The purchase price of Isconova will be allocated to the fair value of the identifiable tangible and intangible assets and liabilities that we acquire from Isconova. The excess of the purchase price over Isconova’s tangible net assets will be allocated to goodwill and identifiable intangible assets. We are required to perform periodic impairment tests on goodwill and certain intangibles to evaluate whether the intangible assets and goodwill as a result of the Exchange Offer continue to have fair values that meet or exceed the amounts recorded on our balance sheet. If the fair values of such assets decline below their carrying value on our balance sheet, we may be required to recognize an impairment charge related to such decline. We cannot predict whether or when there will be an impairment charge, or the amount of such charge, if any. However, if the charge is significant, it could cause the market price of our common stock to decline.

If as of the closing of the Exchange Offer, there are unknown liabilities in connection with Isconova’s business, and those liabilities are not reflected on the closing date balance sheet, we may be required to record a charge during each period when those liabilities became known, probable and estimable. Those charges, if material, could have an unanticipated and significant adverse effect on our financial results and stock price.

In addition, we will incur transaction and integration costs in connection with our combination with Isconova that may delay and reduce our profitability in the accounting period in which the Exchange Offer is consummated.

We expect to expend cash in connection with the Exchange Offer, which will partially deplete our cash balance.

We intend to cash out all outstanding warrants at fair market value in connection with the Exchange Offer. Additionally, if we acquire more than 90% of the outstanding shares in Isconova, which is necessary to initiate compulsory acquisition proceedings under Swedish law, we intend to purchase the remaining shares for cash, pursuant to such compulsory acquisition proceedings under Swedish law. The actual price per share purchased pursuant to Swedish compulsory acquisition proceedings, initiated after a share exchange offer, is typically based on the average closing price for the bidder’s stock during the acceptance period. In addition, interest will accrue on the purchase price from the day the compulsory acquisition proceedings are initiated. Assuming 90.01% of each of the outstanding shares and voting power in Isconova are tendered in the Exchange Offer and the price that is required to be paid pursuant to the Swedish compulsory acquisition proceedings for the remaining approximately 10% of the shares equals SEK 15.46 per share, we could be obligated to pay approximately $2,921,239 (approximately SEK 19,286,900 assuming a currency exchange rate of SEK 6.6023 to $1.00 as of June 3, 2013) plus interest for Isconova shares purchased in the compulsory acquisition. This cash expenditure would normally occur between one and three years after the closing of the Exchange Offer. However, Novavax may be required to make a payment for part of the acquisition sum at an earlier stage. Following the entering into force of an award on advance acquisition of the minority shareholders’ shares, the arbitration tribunal may — at the request of a party to the proceedings or the legal representative for the minority shareholders — issue a separate award in respect of the acquisition sum accepted by Novavax. Thus, Novavax may be obligated to settle such part of the acquisition sum prior to the final arbitration award. Therefore, the total amount payable by Novavax under the compulsory acquisition proceedings could be greater than or less than $2,921,239.

We estimate that the total cash expenses to be incurred by Novavax and Isconova for the Exchange Offer will be approximately $3 million, including investment banking fees, accounting, legal fees and other out-of-pocket transaction costs. We will have approximately $50.8 million in available cash, cash equivalents and investments based on the amount of cash, cash equivalents and investments that we and Isconova had as of March 31, 2013.

Full integration of our business with Isconova’s business may not be achieved if we cannot compulsorily acquire the remaining shares of Isconova shareholders.

Our obligation to consummate the Exchange Offer is subject to a condition that, before the end of the Exchange Offer period, there shall have been validly tendered and not properly withdrawn greater than 90% of the outstanding shares in Isconova on a fully diluted basis (including all issued and outstanding warrants and options). In addition, the compulsory acquisition proceedings may be time-consuming. To effect the compulsory acquisition under Swedish law, we are required to have a beneficial interest in greater than 90% of the outstanding shares in Isconova. It is possible that, at the end of the Exchange Offer period, we will elect to waive the above condition and consummate the Exchange Offer, even though we do not hold more than 90%. As a result, we would not be able to effect a compulsory acquisition of the remaining outstanding shares of Isconova. This could prevent or delay us from realizing some or all of the anticipated strategic benefits of our acquisition of Isconova (e.g., by being somewhat limited in our freedom to manage Isconova by the shareholder minority protection rules in the Swedish Companies Act).

As a result of the Exchange Offer, we are likely to conduct more of our business internationally, which will expose us to additional and increased risks.

We will increase our international operations upon consummation of the Exchange Offer, particularly in Europe. There are many risks that may impact our international business. These risks include the following:

•	differences in intellectual property protections in Europe;
•	difficulties in staffing and managing foreign operations in Europe;
•	compliance with multiple and potentially conflicting regulations in Europe and the U.S., including export requirements, tariffs, import duties and other trade barriers, as well as health and safety requirements;

•	currency fluctuations and resulting losses on currency translations;
•	competition for foreign-based suppliers in Europe;
•	overlapping or differing tax structures;
•	the impact imposed by the regulations of foreign governments and U.S. regulations governing foreign conduct (such as the Foreign Corrupt Practices Act);
•	differences in economic conditions between U.S. and Europe;
•	cultural and language differences among the U.S. and Europe;
•	restrictions on downsizing foreign operations in Europe and expenses and delays associated with any such activities;
•	potential labor strikes, lockouts, work slowdowns and work stoppages at U.S. and European ports;
•	longer accounts receivable collection cycles in Europe; and
•	political or civil turmoil.

Any failure on our part to manage these risks effectively would seriously reduce our competitiveness in the vaccine industry.

As a result of the Exchange Offer, we will have revenues and expenses outside of the U.S., so we will be subject to fluctuations in foreign currency rates, and if our management is unable to manage our exposure to foreign currencies successfully, our operating results will suffer.

As a result of the consummation of the Exchange Offer, we will be exposed to risks associated with the translation of Isconova’s SEK-denominated financial results and balance sheet into U.S. dollars. Our reporting currency will remain as the U.S. dollar; however, a portion of our consolidated financial obligations will arise in other currencies, including Euros, British Pounds and SEK. In addition, the carrying value of some of our assets and liabilities will be affected by fluctuations in the value of the U.S. dollar as compared to the Euro, British Pound and SEK. Any inability to successfully manage these fluctuations in foreign currency rates could have a material adverse effect on our results of operations after the Exchange Offer is consummated and, as a result, on the market price of our common stock.

Upon the receipt of Novavax shares in the Exchange Offer, Isconova’s shareholders and option holders will become stockholders in a Delaware corporation, which will change certain rights and privileges that they hold as shareholders of a Swedish company.

We are governed by the laws of the United States, the State of Delaware and by our certificate of incorporation and bylaws. The Delaware General Corporation Law, referred to as the DGCL, extends to stockholders certain rights and privileges that may not exist under Swedish law and, conversely, does not extend certain rights and privileges that Isconova shareholders may have as shareholders of a company governed by Swedish law. Our organizational documents could hamper a third-party’s attempt to acquire, or discourage a third-party from attempting to acquire control of, Novavax. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These organizational documents also could limit the price investors are willing to pay in the future for our securities and make it more difficult to change the composition of Novavax’ board in any one year. Certain provisions include our staggered board with three classes of directors serving staggered three-year terms and advance notice requirements for stockholders to nominate directors and make proposals. Novavax also is afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless it receives prior approval from the board of directors or subsequent approval from the board of directors and 66  2/3% of the stockholders. Any delay or prevention of a change of control transaction or changes in our board or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares. For a detailed discussion of the rights of our stockholders versus the rights of Isconova shareholders, see the section entitled “Comparison of Rights of Holders of Novavax Common Stock and Isconova Shares” beginning on page 28.

The Exchange Offer is subject to disclosure requirements of a foreign country that are different from those in the U.S.

This Exchange Offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the U.S. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws because Isconova is located in a foreign country and, some or all of its officers or directors may be residents for a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company or its affiliates to subject themselves to a U.S. court’s judgment.

Provisions of Novavax’ Certificate of Incorporation and Bylaws and Delaware law could delay or prevent the acquisition of Novavax, even if such acquisition would be beneficial to stockholders, and could impede changes in Novavax’ Board.

Our organizational documents could hamper a third-party’s attempt to acquire, or discourage a third-party from attempting to acquire control of, Novavax. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These organizational documents also could limit the price investors are willing to pay in the future for Novavax’ securities and make it more difficult to change the composition of Novavax’ board in any one year. Certain provisions include the right of the existence of a staggered board with three classes of directors serving staggered three-year terms and advance notice requirements for stockholders to nominate directors and make proposals. Novavax is also afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of Novavax’ common stock for a period of three years from the date such person acquired such common stock, unless advance board or stockholder approval was obtained. Any delay or prevention of a change of control transaction or changes in our board or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

The integration of Novavax’ and Isconova’s businesses will require significant focus on staffing, training and compliance procedures for our internal control over financial reporting.

As a Swedish company, Isconova has not had to comply with SEC requirements concerning the effectiveness of internal controls over financial reporting. Consequently, Isconova may not currently have the staff, experience, training or procedures to comply with these requirements. The integration of Novavax and Isconova will require significant focus on staffing and training to address these requirements. If we are unable to implement our compliance procedures and have a properly trained staff in place on a timely basis, we could encounter a significant deficiency or material weakness in our internal controls. If in the future we are unable to assert that our internal control over financial reporting is effective as of the end of the then current fiscal year or applicable quarter (or, if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a negative market reaction.

Uncertainty regarding the completion of the Exchange Offer may have a negative impact on the price of Novavax common stock.

We have set up certain conditions for the completion of the Exchange Offer. Since the factors that these conditions are based upon are beyond our control, we cannot guarantee when the Exchange Offer will be completed, or that it will be completed at all. The uncertainty that may occur on the market in connection with this may result in a negative impact on the value of the shares in Novavax and/or Isconova.

Risks Relating to Novavax’ Business

We are and will continue to be, subject to the risks described in Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, which we filed on March 12, 2013 with the SEC and incorporated by reference in this prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 67 for how you can obtain information incorporated by reference in this prospectus.

Risks Relating to Isconova’s Business

You should carefully consider the above risk factors along with the following risks in your evaluation of the Exchange Offer.

Isconova carries out and may carry out studies both in clinical and pre-clinical phases for a number of vaccines, the result of which may be unpredicted and thus Isconova’s costs related thereto are associated with great risk.

Unpredicted study results may lead to a concept and study being reviewed. This may in turn entail new complementing studies at substantial cost or that the studies are entirely discontinued. This in turn, may entail delayed introductions or entirely failed registration of Isconova’s products, which may affect its intended expansion rate, results and financial position negatively.

Isconova is dependent on maintaining adequate protection of its intellectual property rights.

Isconova’s business is largely based on Isconova’s intellectual property rights (patents and know-how), which protect Isconova’s products and technology. Isconova, like other companies in the life science industry that are dependent on intellectual property rights, is exposed to potential demands from third parties who, for commercial or other reasons, may have reason to challenge Isconova’s intellectual rights. As a result, there is a risk that Isconova’s future revenues may decrease due to competition from other similar technologies or from so-called generics.

A number of Isconova’s license agreements state that any rights arising from the cooperation between Isconova and its partners, and which cannot be separated, shall vest in the parties jointly. Owning intellectual property rights together with another party may subject Isconova to risks in particular if the commercialization of such rights would take place.

Isconova’s remuneration from third parties is subject to change.

Some of Isconova’s products are expected to be bought by, or given the right to the end customer to receive compensation from, certain third parties such as the public sector or private insurance companies. Any changes to such third parties’ policies and ability to affect the pricing and the demand for vaccines may affect Isconova’s expected turnover, results and financial position negatively.

The continuance of Isconova’s business is subject to permissions from regulatory authorities.

Isconova’s business is dependent on permissions from different authorities both domestic and international (e.g. the European Medicines Agency, the FDA and the Swedish Medical Products Agency). Required permits may not be obtained without extensive investigations or costly adjustments to the business. Should any permission to the business be revoked, Isconova may be compelled to discontinue its business.

Isconova is exposed to product liability and product safety risks.

Since certain of Isconova’s products are meant for human use, Isconova is exposed to the risks any producer in the pharmaceutical industry has with regard to product liability and product safety. These risks also arise in the veterinary area to a more limited extent.

Isconova’s products are considered sold in the U.S. As a result, Isconova is exposed to the greater risks that normally exist in the U.S. for companies that sell products for human use, such as greater responsibility for the safety of the products and greater exposure to potential claims. The risks associated with product responsibility are mainly potential damages from patients with injuries or undesired side effects, claims from Isconova’s customers/partners for faulty deliveries of products, costs for legal counsel or experts in connection with any proceedings and investigative and other costs upon withdrawal of products. Although Isconova has customary product liability insurance for a company of its size, type of product portfolio and sales activities, it does not currently supply products for commercial use in the U.S. and thus its insurance coverage does not currently cover product liability in the U.S.

The growth of Isconova is dependent on its co-operations with pharmaceutical and biotechnology companies.

Isconova’s strategy to further develop and commercialize its products in the human and veterinary areas are based on co-operation agreements with international and regional pharmaceutical companies. Isconova’s growth is thereby to a great extent dependent on the entering into and continuation of such co-operations. If important co-operations may not be entered into, cancelled or deemed unsatisfactory, this may affect Isconova’s continued development, growth and financial position negatively.

Isconova’s business model is based, in part, on the sale of its products to international or regional pharmaceutical and biotechnology companies, with whom co-operation agreements have been entered into or are expected to be entered into. Generally, the partner will decide the price of the end product on the market. Furthermore, the sale of Isconova’s products and thus its revenues, are dependent on the extent to which the partners themselves manage to work on and penetrate the markets concerned and sell their end products (of which Isconova’s products are a part).

Isconova’s business model is also based on the mass production of its products being carried out by established contractors with an efficient production. Outsourcing production may increase Isconova’s profitability but also entails increased risk as the production is managed externally.

Isconova’s licensing strategy is based on the licensee carrying out its own research in order to use the licensed technology (patent and know-how) and the related products, and such agreements can be cancelled at short notice by the licensee, causing Isconova to lose important sources of revenue upon short notice.

The license agreement is often entered into together with a supply agreement for the products included in the license. The licensor must generally guarantee long licenses, and it is difficult to predict the development of the products and the potential revenue. The time required for a licensee to develop a product may require most of the licensed patent’s protection period. As a result, the licensor may only have one chance to find a licensee within a certain area of use. If the licensee does not fulfill the licensor’s demands, the likelihood of finding a new licensee willing to risk the resources necessary for the development are relatively limited. The supply agreements Isconova has entered into with licensees do not generally include any minimum levels obliging the licensee to purchase a certain amount of products from the licensor.

License and distribution agreements generally contain both non-recurring payments upon entering into the agreement, milestone payments upon fulfillment of intermediate goals and royalty revenues based on the sale of products. Certain agreements also include compensation for research cooperation. However, this compensation may be set off against revenues expected in the future, such as milestone payments and royalties. If applicable, such compensation will be recorded as current liabilities as Isconova may become liable to repay such compensation if the expected milestone payments and royalty revenues fail.

Isconova is dependent on successful commercialization of its products, and if commercialization is not successful, revenues may decrease.

Isconova’s business and revenue model is based partly on license and distribution agreements with milestone payments (in addition to non-recurring payments paid in connection with entering into the agreements). Such milestone payments are expected to constitute a substantial source of revenues until additional vaccines using Isconova’s adjuvants have been approved by any regulating authorities and successfully commercialized, when royalties will be paid to Isconova based on the sale of vaccines and/or products. Even though milestone payments may be expected to become a substantial and important source of revenue in the short and intermediate term, they do not constitute the only source of Isconova’s potential earnings. In the long run, Isconova is dependent on successful commercialization and the introduction of its products in the market.

Introduction of products may be delayed if Isconova does not find supply partners.

Since an important component of Isconova’s products is extracted from trees (Quillaja saponins) grown in Chile, Isconova needs to establish a long term access to Quillaja extract with a sufficiently high and consistent quality. Isconova will need to find partners and make investments to secure the supply of raw material or the introduction of products may be delayed.

Implementation of full-scale production may be delayed and negatively affect Isconova’s financial position.

Isconova’s technology is of an industrial standard both for substances and for the finalized product, even though it is associated with special knowledge, developed internally by Isconova (and which constitutes an important part of the technology Isconova out-licenses). If it should prove harder than expected to use the technology on a larger scale, the implementation of a full-scale production may be delayed.

Such a delay may in turn affect the time for the introduction for Isconova’s products with a negative effect on Isconova’s result and financial position as a result.

The failure of delivering products to a partner may result in the partner having the legal right to access Isconova’s knowledge and know-how.

The difficulty to produce and deliver products may also make it difficult for Isconova to meet agreed delivery obligations to a partner. Such delays may subject Isconova to penalties for delays/damages or, the other party may cancel the agreement, and Isconova could lose important sources of revenues.

In a number of cases, such delivery problems may also allow Isconova’s partner, in accordance with the agreement, to have the right to access Isconova’s production knowledge and know-how so that the partner may continue production of the product itself. As a result, in the event of production problems, Isconova may also lose dependable sources of revenue or control over its production know-how.

Maintaining consistent product quality while implementing recent technology improvements has proved challenging and could impact the commercialization of Isconova’s adjuvants.

In recent years, Isconova has invested in production improvements aimed at decreasing production costs and increasing capacity. These investments involve the implementation of new technology and automation of previously manual operations which achieve lower costs and higher production capacity but have the potential to diminish the company’s ability to maintain consistent product quality. If diminished quality becomes a consistent problem, delayed production and delivery may result, which would have a negative impact on the company’s ability to commercialize its adjuvants.

Outsourcing production may cause risk for circulation of Isconova’s concepts and imposes higher demands on coordination.

The production of Isconova’s products is mainly carried out by Isconova and at Isconova’s premises (even though certain parts of the production are being handled by contractors).

Isconova’s assessment is that production of larger volumes of adjuvants should be carried out by established contractors whereby certain technology must be transferred between Isconova and such a producer.

Production on contract involves risks because the production is being handled by an external party instead of by employed personnel. Outsourcing imposes higher demands on coordination and follow-up.

The transfer of technology and knowledge, which inevitably must be undertaken to outsourcers before and in connection with the production, involves a risk for uncontrolled copying and circulation of the concept, the methods and the processes attributable to Isconova’s products, despite the patent protections. Even though Isconova enters into non-disclosure agreements and endeavors to keep knowledge about and the control of the most sensitive components of the production of Isconova’s products, there are no guarantees that uncontrolled circulation and copying will not take place. Such uncontrolled circulation and copying would be detrimental to Isconova if it were used for production of competing pharmaceuticals or if it were otherwise used commercially without any financial compensation for Isconova. Another consequence of such uncontrolled circulation is that the know-how and other trade secrets licensed by Isconova, will no longer be considered as confidential, which may involve loss of revenues due to the licensee’s obligation to pay royalties may cease.

Product introduction may be delayed if Isconova does not receive the required permits.

Permits are required for the production of pharmaceuticals, and upon registration of products, the applicable authorities must approve of the production in cooperation with customers and partners. These authorities must approve the products at the producer chosen by Isconova, and if the documentation is not complete, the introduction of the product may be delayed.

The loss of key personnel may cause disruption to Isconova’s business.

Isconova is dependent on its executive management and other key persons. Should Isconova lose any of its key persons, it may cause delays or disruption to Isconova’s production, development, commercialization or its business in general.

TERMS OF THE EXCHANGE OFFER

Conditions to the Exchange Offer

The Exchange Offer is subject to the fulfillment or waiver of the following conditions at or prior to the expiration of the acceptance period of the Exchange Offer:

1.	That the Exchange Offer is accepted to the extent that Novavax becomes the owner of shares representing more than 90% of each of the outstanding shares on a fully diluted basis (including all issued and outstanding warrants and stock options);
2.	That all necessary regulatory, governmental or other similar clearances, approvals and decisions, including approvals from competition authorities, being obtained on terms which in the opinion of Novavax are acceptable;
3.	That the Registration Statement on Form S-4, of which this prospectus forms a part, which registers the shares of Novavax common stock to be issued pursuant to the Exchange Offer, has become effective under the Securities Act of 1933, as amended, and is not the subject of any stop order or proceeding seeking a stop order;
4.	That Isconova does not take any measures which are reasonably likely to have a material adverse effect (as defined below) on the satisfaction of the conditions to the Exchange Offer or its implementation, including any of the following that are reasonably likely to have such an effect: (i) disposing of a material part of Isconova’s assets, (ii) declaring or paying any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of Isconova’s capital stock, (iii) increasing or agreeing to increase the compensation payable or to become payable to Isconova’s officers or, except in accordance with past practice, employees, (iv) granting or agreeing to grant any severance or termination pay except in accordance with past practice or with the consent of Novavax, or (v) operating Isconova in a manner other than in the ordinary course of its business;
5.	That, prior to the expiration of the acceptance period, the acquisition of Isconova by Novavax is not prohibited or significantly impaired, or the ownership or operation of Isconova by Novavax is not prohibited or significantly impaired, or, in either case, reasonably likely to be prohibited or significantly impaired, as the result of legislation, actions of a court or public authority, or similar events in Sweden, in the United States, or in another country, which have occurred or is expected to occur;
6.	That no material adverse effect on Isconova’s financial condition or operations has occurred or exists, where, for the purposes of this clause, “material adverse effect” shall mean any change, effect, event, state of facts or inaccuracy (including, without limitation, any inaccurate or misstated information made public by Isconova or any information which should have been made public by Isconova and has not been made public), that has not been made public or disclosed to Novavax prior to the announcement of the Exchange Offer and that has had a material adverse effect on Isconova’s business, results of operations, or financial condition; provided, however, no changes, effects, events or state of facts related to any of the following shall be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a material adverse effect: (a) conditions affecting the life science industry generally or the economy of any country where Isconova has conducted operations generally other than those that would have a disproportionate effect on Isconova; (b) the announcement or pendency of the Exchange Offer; (c) changes in applicable laws or accounting principles after the date of the announcement of the Exchange Offer; or (d) an outbreak or escalation of hostilities involving the United States or Sweden, the declaration of the United States or Sweden of a national emergency or war, or the occurrence of any acts of terrorism;

7.	That Isconova, after the date of the announcement of the Exchange Offer, has not issued any shares of its capital stock or granted any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except upon the exercise of warrants, options or convertible securities outstanding on the date of the announcement or with Novavax’ prior written approval;
8.	That no information made public by Isconova being materially inaccurate, incomplete or misleading, and Isconova having made public all such information that should have been made public by it under applicable rules; and
9.	That no other party announcing an offer to acquire the shares in Isconova on terms that are more favorable to the shareholders of Isconova than the Exchange Offer.

Novavax may withdraw the Exchange Offer in the event that it is clear that any of the above conditions are not fulfilled or cannot be fulfilled. However, with regard to conditions 2 – 9, the Exchange Offer may only be withdrawn provided that the non-satisfaction of such condition is of material importance to Novavax’ combination with Isconova. Novavax reserves the right to waive, in whole or in part, one or more of the conditions set out above, other than condition 3, including, specifically, with respect to condition 1, the right to complete the Exchange Offer at a lower level of acceptance.

Novavax will issue a press release in the United States and Sweden once these conditions have been satisfied or waived, to the extent that they can be waived.

Novavax’ Reasons for the Exchange Offer

In reaching its decision to pursue a combination with Isconova, Novavax’ board of directors consulted with senior management and its financial and legal advisors and considered a number of material factors, set forth below. Novavax’ management believes that a combination with Isconova represents an opportunity to increase value for the stockholders of Novavax.

In reaching its conclusion to approve the Exchange Offer, Novavax’ board of directors considered the following factors, which were all material factors generally supporting its decision to approve the terms of the Exchange Offer:

•	the complementary adjuvant technology to Novavax’ existing business plans;
•	a wide-variety of Novavax vaccine candidates anticipate adjuvant use;
•	the full economics of an adjuvanted vaccine would be retained by Novavax;
•	Novavax would control full development and production of its vaccine candidates;
•	Novavax would avoid the need to license worldwide rights to multiple indications;
•	the structure of the Exchange Offer, the terms of the transaction including the exchange ratio, the dilution effects on common stockholders of Novavax, the Irrevocable Undertakings and expected capital structure of the combined business caused the board to conclude that the transaction was likely to be consummated, and that Novavax stockholders would benefit from the combination; and
•	the historical and current market prices of Novavax common stock and Isconova shares, which provided a baseline for the board to evaluate whether the value to be paid for Isconova was reasonable in light of the board’s judgment of the potential benefits from the combination.

The board of directors of Novavax considered potential risks associated with the transaction in connection with its deliberations of the proposed transaction, including:

•	the possibility that the combination may not achieve anticipated strategic benefits;
•	the challenges of integrating Novavax’ and Isconova’s respective businesses, operations and workforces;

•	the risk that the implementation of disclosure controls, internal controls and financial reporting systems at Isconova to comply with the requirements of U.S. GAAP and U.S. securities laws and regulations may be costly and time consuming and that the failure to implement these controls and systems could have an adverse effect on Novavax;
•	that the combination would increase Novavax’ exposure to the risks associated with operations in international markets;
•	the risks of additional dilution to the existing stockholders of Novavax; and
•	the need and ability to retain key technical and management of Novavax and Isconova.

Isconova’s Reasons for the Exchange Offer

The board of directors of Isconova (the “Isconova Board”) issued a public statement on June 4, 2013 that was based on an assessment of a number of factors that the Isconova Board has considered relevant to the evaluation of Novavax’ offer, including, but not limited to, Isconova’s present position, the expected future development of Isconova, the future financing requirements for maintaining Isconova’s activities, and possibilities and risks in relation thereto.

The Isconova Board sees a strong strategic rationale for the combination of Isconova and Novavax. The transaction brings together Isconova’s strong platform of commercially validated vaccine adjuvants with Novavax’ proven vaccine technology and candidate portfolio, including several vaccines in human clinical trials. The companies also have highly complementary expertise in all aspects of vaccine discovery, development and manufacturing and will benefit from a presence in both human and animal health segments. The Isconova Board believes that the transaction represents a logical step in Isconova’s stated strategy to seek to maximize the value of its vaccine adjuvant Matrix platform in high value human indications.

The combined company is expected to have a strong financial position to support the future development of its project portfolio. Furthermore, the Isconova Board notes the higher trading liquidity of the Novavax share compared to the Isconova share, which the Isconova Board believes will benefit Isconova shareholders who will receive Novavax stock.

The Isconova Board notes that in each case based on the closing price of Novavax shares on 3 June 2013, the Exchange Offer represents.

•	a premium of 26.7 percent (or 35.2 percent based on the 15-trading day volume-weighted average share price (“VWAP”) of Novavax up to and including June 3, 2013) compared to Isconova’s closing price on June 3, 2013, the last trading day prior to the announcement of the Exchange Offer;
•	a premium of 27.3 percent (or 35.9 percent based on the 15-trading day VWAP of Novavax up to and including June 3, 2013) compared to the 15-trading day VWAP of Isconova up to and including June 3, 2013; and
•	a premium of 49.0 percent (or 59.0 percent based on the 15-trading day VWAP of Novavax up to and including June 3, 2013) compared to Isconova’s VWAP during the last three calendar months up to and including June 3, 2013.

Assuming that all holders of shares and warrants tender such instruments in the Exchange Offer and that all holders of stock options accept the private offer to waive their rights under the stock options, Novavax will issue 15,672,591 shares for the Isconova shares and stock options and pay SEK 140,277 for the Isconova warrants. Based on the closing price for Novavax’ share on June 3, 2013, the total offer value amounts to approximately USD 29.6 million (corresponding to approximately SEK 195.7 million).

The Isconova Board further notes that Novavax has undertaken to provide holders of shares and stock options the possibility to, under certain circumstances, elect that the Novavax shares received as consideration shall be sold commission free by a financial institution on a best efforts basis on behalf of such holders, and the proceeds will be paid in SEK to the holders.

Under the Takeover Rules, the Isconova Board must also set out its views on the impact that completion of the Exchange Offer may have on Isconova, especially employment, and its views on Novavax’ strategic plans for Isconova and the impact these could be expected to have on employment and Isconova’s business locations. The Isconova Board notes that Novavax has stated that the board of Novavax believes that the prospects for employees of Isconova will generally be enhanced through the strengthened market position and growth prospects of the combined company. Further, Novavax has stated that they currently have no intention to make any significant changes regarding Isconova’s employees, their terms of employment or the location where Isconova conducts business. The Isconova Board assumes that the statements in the Exchange Offer announcement are correct and has in relevant respects no reason to have a different view.

On the basis of this, the Isconova Board has unanimously recommended holders of shares and warrants in Isconova to accept the Exchange Offer.

Comparison of Rights of Holders of Novavax Common Stock and Isconova Shares

Novavax is incorporated in the state of Delaware and the rights of Novavax stockholders are currently governed by the DGCL and by Novavax’ certificate of incorporation and bylaws. Isconova is organized under the laws of Sweden and the rights of Isconova shareholders are currently governed by Swedish law and Isconova’s articles of association. After the completion of the transaction, shareholders of Isconova will become stockholders of Novavax and will become subject to the DGCL and the certificate of incorporation and the bylaws of Novavax. The description of rights of Novavax common stock will be substantially applicable to the shares of Novavax common stock to be received by Isconova shareholders in the Exchange Offer.

The following is a summary of the material differences between the rights of Novavax stockholders and the rights of Isconova shareholders. While Novavax and Isconova believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Novavax stockholders and Isconova shareholders and it is qualified in its entirety by reference to Delaware law, Swedish law and the various documents of Novavax and Isconova referenced in this summary. You should carefully read this entire prospectus and the other documents referenced in this prospectus for a more complete understanding of the differences between being a stockholder of Novavax and being a shareholder of Isconova. See the section entitled “Where You Can Find More Information” on page 67.

	Novavax Common Stock	Isconova Shares
Capitalization	The authorized capital stock of Novavax consists of 300,000,000 shares of common stock, $0.01 par value and 2,000,000 shares of preferred stock, $0.01 par value.

As of April 30, 2013, there were 152,464,007 shares of common stock outstanding and no shares of preferred stock outstanding.	The minimum share capital of Isconova per its articles of association is SEK 10,000,000 and the maximum is SEK 40,000,000, quota value SEK 1 per share.

As of April 30, 2013, there were 12,475,356 shares outstanding.
Vote	Holders of Novavax common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.	Shareholders of Isconova are entitled to one vote for each share held on all matters submitted to a vote of shareholders.

	Novavax Common Stock	Isconova Shares
Dividends and Distributions	Holders of Novavax common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Novavax has not paid any dividends to date.

Upon the liquidation, dissolution, or winding up of Novavax, the holders of Novavax common stock are entitled to receive ratably the net assets of Novavax available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock.	The shares of Isconova carry equal rights to dividends. Under the Swedish Companies Act, only a general meeting may authorize the payment of dividends, which may not exceed the amount recommended by the board of directors (except to a limited extent in the event of a demand by holders of at least 10% of the total number of issued shares) and which may be paid only from funds available for dividends.

On the winding-up of a Swedish company, the liquidator must distribute the net assets equally among the shareholders in proportion to their respective holdings in accordance with the articles of association.
Pre-emptive Rights	Except as discussed below in “Registration Rights,” holders of Novavax common stock are not entitled to pre-emptive rights or any rights of conversion.	Under Swedish law, shareholders must approve (alternatively the shareholders may authorize the board of directors to approve or afterwards approve) each issuance of additional shares. Existing shareholders have, as a main rule, pre-emptive rights to subscribe for new securities in proportion to their current holdings with respect to issuances of shares, warrants and convertible securities. However, this shall not apply to non-cash consideration or if the pre-emptive rights are regulated differently in (i) the articles of associations, (ii) the decision of issuance or (iii) instructions made at an earlier issuance of warrants or convertibles. A resolution setting aside the pre-emptive rights for existing shareholders requires a majority of two-thirds of the votes cast as well as of the shares represented at the shareholders’ meeting. Any such pre-emptive rights are freely transferable and, if the rights are not exercised, they expire at the end of the relevant subscription period.
Listing	Novavax common stock is traded on the NASDAQ Global Select Market under the symbol “NVAX.” On July 2, 2013, the closing price of Novavax common stock as reported on the NASDAQ Global Select Market was $2.25 per share.	The shares of Isconova is traded on NASDAQ OMX First North Premier under the symbol “ISCO”. On July 2, 2013, the closing price of the shares of Isconova as reported on the NASDAQ OMX First North Premier was SEK 14.80 per share.

	Novavax Common Stock	Isconova Shares
Registrar and Transfer Agent	The registrar and transfer agent for Novavax common stock is Computershare Limited, 250 Royall Street, Canton, MA 02021.	The central securities depository (CSD) for shares of Isconova is Euroclear Sweden AB, Klarabergsviadukten 63, Box 191, 101 23 Stockholm, Sweden.
Registration Rights	Holders of Novavax common stock issued in connection with the stock purchase agreement dated as of March 31, 2009, by and between Novavax and Satellite Overseas (Holdings) Limited (together with its affiliates and any assignees or transferees) are entitled to rights with respect to the registration under the Securities Act of their shares of common stock.

	The registration rights granted pursuant to the registration rights agreement will expire when the holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period.	Not applicable to Isconova shareholders.
Piggyback Registration Rights	If Novavax registers any securities for public sale, the holders with piggyback registration rights under the registration rights agreement have the right to include their shares in the registration, subject to specified exceptions.

	We must pay all expenses, except for taxes and underwriting discounts and commissions, incurred in connection with the exercise of piggyback registration rights. The underwriters in any underwritten offering have the right to limit the number of shares included in a registration statement filed in response to the exercise of these registration rights.	Not applicable to Isconova shareholders.

Novavax Common Stock	Isconova Shares
Staggered Board, Removal of Directors, and Charter Amendments relating to the Board	Novavax’ certificate of incorporation and amended and restated by-laws provide for the division of its board of directors into three classes, with no one class having more than one more director than any other class, serving staggered three year terms.

Novavax’ certificate of incorporation provides that any amendments to the charter relating to the number, classes, election, term, removal, vacancies, and related provisions with respect to the board of directors may only be made by the affirmative vote of the holders of more than 50% of the shares of capital stock issued and outstanding and entitled to vote.

These provisions may have the effect of making it more difficult for a third party to acquire control of the Company, or of discouraging a third party from attempting to acquire control of the Company.	Pursuant to the article of association, the board of directors of Isconova shall consist of at least four directors and not more than seven directors with up to seven deputy directors. The members of Isconova’s board of directors are elected at a shareholders’ meeting for a period until the next annual general meeting of shareholders. This general rule does not apply to those members that may be appointed by the local trade unions, in which case the union can set the member’s term to anything less than four fiscal years.

An amendment to the articles of association is normally valid only if shareholders representing two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting vote in favor of such resolution.

Under Swedish law, a member of the board of directors may be removed by the group that appointed the director which is, in most cases, the shareholders. There is no obligation for the shareholders to state any reasons for the removal.

Novavax Common Stock	Isconova Shares
Authorized but Unissued Shares	The authorized but unissued shares of Novavax common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NASDAQ Stock Market.

These additional shares may be utilized for a variety of corporate purposes. In particular, Novavax’ board of directors could issue shares of preferred stock that could, depending on the terms of the series, impede the completion of a takeover effort. The board of directors may determine that the issuance of such shares of preferred stock is in the best interest of the Novavax and its stockholders. Such issuance could discourage a potential acquiror from making an unsolicited acquisition attempt through which such acquiror may be able to change the composition of the board, including a tender offer or other transaction a majority of the stockholders might believe to be in their best interest or in which stockholders might receive a substantial premium for their stock over the then-current market price.	Under Swedish law, issuances of new shares require, as a general rule, a resolution by the shareholders at a shareholders’ meeting. The board of directors may, within certain limits, be granted specific authority (limited in time until, at the longest the next annual general meeting of the shareholders) to approve an issuance of new shares, warrants, or convertible securities, as well as to approve such an issuance subsequent to approval by the shareholders. A resolution to not apply shareholders’ pre-emption rights in connection with a new issue of shares, warrants or convertible securities, to change the share capital in such a way that requires an amendment to the articles of association or to reduce the share capital, is normally valid only if shareholders representing two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting vote in favor of such resolution.

	Novavax Common Stock	Isconova Shares
Advance Notice Requirements for Stockholder Proposals and Director Nominations	Novavax’ amended and restated by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors, must provide timely notice of such stockholder’s intention in writing.

To be timely, a stockholder nominating individuals for election to the Board of Directors or proposing business must provide advanced notice to the Company not less than 60 days nor more than 90 days prior to the anniversary date of the prior year’s annual meeting of stockholders or, in the case of any special meeting, not less than 60 days nor more than 90 days prior to the special meeting, unless, in the case of an annual meeting, such meeting occurs more than 30 days before or after such anniversary date, or, in the case of a special meeting, such meeting occurs less than 100 days after notice or public disclosure of the date of the special meeting is given or made, in which cases notice will be timely if received not later than the close of business on the tenth day after the day on which notice or public announcement of the date of such meeting was made.	A shareholder who wishes to have a matter addressed at a shareholders’ meeting shall submit a written demand to the board of directors. The matter shall be addressed at the shareholders’ meeting, provided the request was received by the board of directors: (i) no later than one week prior to the earliest time pursuant to when a notice should have been made or (ii) after the time specified in (i) but in due time for the matter to be included in the notice of the shareholders’ meeting.

The Swedish Companies Act prescribes that the board members should be elected at a shareholders’ meeting.
Limits on Ability of Stockholders to Act by Written Consent	Novavax’ certificate of incorporation provides that its stockholders may not act by written consent. In addition, Novavax’ certificate of incorporation requires that special meetings of stockholders be called only by the board of directors, the chief executive officer, or the president if there is no chief executive officer. Further, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting. This limit on the ability of Novavax’ stockholders to act by written consent or to call a special meeting may lengthen the amount of time required to take stockholder proposed actions.	Under Swedish law, shareholders make decisions at a shareholders’ meeting. However, a document stating the proposed decision may be circulated between all shareholders for their signing. Such written decision is only valid and binding if it is unanimous.Under Swedish law, the board of directors shall call an extraordinary general meeting if the board of directors finds it necessary. The board of directors also has an obligation to call a meeting on the request of the auditor or upon the request of shareholders holding at least 10% of the outstanding shares.

	Novavax Common Stock	Isconova Shares
Business Combinations	We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:	Not applicable to Isconova shareholders.

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Novavax Common Stock	Isconova Shares
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with such person’s affiliates and associates (1) owns 15% or more of a corporation’s voting securities or (2) is an affiliate or associate of a corporation and was the owner of 15% or more of the corporation’s voting securities at any time within the three year period immediately preceding a business combination governed by Section 203. We expect the existence of this provision to have an anti-takeover effect with respect to transactions Novavax’ board of directors does not approve.

Appraisal Rights

Under Delaware law and our certificate of incorporation, Novavax stockholders are not entitled to any rights to seek appraisal of their shares or to exercise any pre-emptive rights in connection with the issuance of shares of Novavax’ common stock in connection with the Exchange Offer.

If Novavax acquires more than 90% of the outstanding shares in Isconova on a fully diluted basis (including all issued and outstanding warrants and options), Novavax intends to initiate compulsory acquisition proceedings under Swedish law to acquire the shares of Isconova from holders who did not tender such securities in the Exchange Offer. In the event that the minimum acceptance condition of the Exchange Offer is not met, Novavax reserves the right to waive the condition and proceed with a compulsory acquisition if permitted under Swedish law.

The actual price per share purchased pursuant to Swedish compulsory acquisition proceedings, initiated after a share exchange offer, is based on the average closing price for the bidder’s stock during the acceptance period. In addition, interest will accrue on the purchase price from the day the compulsory acquisition proceedings are initiated. Assuming 90.01% of the outstanding shares (including all issued and outstanding warrants and options) in Isconova on a fully diluted basis are tendered in the Exchange Offer and the price that is required to be paid pursuant to the Swedish compulsory acquisition proceedings equals SEK 15.46 per share, Novavax could be obligated to pay approximately $2,921,239 (approximately SEK 19,286,900 assuming a currency exchange rate of SEK 6.6023 to $1.00 as of June 3, 2013) plus interest for the shares and warrants purchased in the compulsory acquisition. This cash expenditure would normally occur between one and three years after the closing of the Exchange Offer. However, Novavax may be required to make payment for part of the acquisition sum at an earlier stage. Following the entering into force of an award on advance acquisition of the minority shareholders’ shares, the arbitration tribunal may — at the request of a party to the proceedings or the legal representative for the minority shareholders — issue a separate award in respect of the acquisition sum accepted by Novavax. Thus, Novavax may be obliged to settle such part of the acquisition sum prior to the final arbitration award. The actual price for Isconova shares or warrants pursuant to the compulsory acquisition proceedings is to be determined by an arbitration panel, and the total amount payable by Novavax under the compulsory acquisition proceedings may be greater or lesser than $2,921,239.

Anticipated Accounting Treatment

The acquisition of Isconova shares and warrants acquired in the Exchange Offer will be accounted for under the purchase method of accounting under U.S. GAAP, which means that Isconova’s results of operations will be consolidated with Novavax’ from the date of the closing of the Exchange Offer and their respective assets and liabilities, including identified intangible assets, will be recorded at their then fair values at the same time with the excess purchase price allocated to goodwill.

Irrevocable Undertakings

InnKap, Farstorps Gård AB and, together, LMK Ventures AB, LMK Forward AB and Peter Ragnarsson who own in the aggregate 6,902,912 shares in Isconova, have undertaken, pursuant to an agreement providing that the undertakings shall be irrevocable until the closing of the Exchange Offer, (i) not to sell, transfer, encumber or grant any option or other right over or otherwise deal with or dispose of any Isconova shares, other than pursuant to the Exchange Offer, (ii) not to accept any other offer in respect of shares in Isconova, by whatever means it is to be implemented, (iii) not to solicit or encourage any third party to initiate or proceed with a public offer for or other purchase of any securities in Isconova, (iv) not to make any public offer for or purchase any securities in Isconova, (v) not to take any action or make any statement which may be prejudicial to the success of the Exchange Offer (vi) not to make any public announcement or communication in connection with the Exchange Offer, or concerning Isconova which may be material to the Exchange Offer, without Novavax’ prior consent and (vii) to exercise all voting rights in Isconova shares to enable the Exchange Offer. These undertakings are conditional upon that no other party announces a competing offer at a price which is at least 5% higher than the Exchange Offer, which Novavax decides not to match (i.e. offer a price that at least corresponds to the price in the competing offer at the date of the announcement of such competing offer) within five business days.

In addition, the irrevocable undertaking from InnKap provides that for a period of three months from the date of the closing of the Exchange Offer, InnKap will not, without the prior written consent of Novavax, transfer its shares of Novavax common stock held as of the date of the closing of the Exchange Offer. InnKap may transfer its shares of Novavax common stock under certain circumstances, including gifts, transfers by will or intestate succession.

The descriptions of the irrevocable undertakings set forth in this section is a summary only and is qualified in its entirety by reference to the complete form of irrevocable undertaking included as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

The Selling Facility

The shares issued by Novavax as consideration in the Exchange Offer cannot be received by holders of shares in Isconova who have their shares registered on a Securities Account with Euroclear Sweden AB. Such holders who tender their shares in the Exchange Offer may elect to open a custody account for purposes of receiving the Exchange Offer consideration, which is notified to Novavax, when the shares are tendered in the Exchange Offer. Alternatively, such holders may elect that the Novavax shares received as consideration shall be sold commission free by a financial institution appointed by Novavax on a best efforts basis on behalf of such holders, and the proceeds will be paid in SEK to the eligible parties. Also holders of shares in Isconova with custody accounts with a bank or stock broker will be able to sell such number shares of Novavax that equals no more than 10,000 shares in Isconova by using such commission free selling facility. Holders of stock options who surrender their options will also be eligible to sell shares of Novavax by using the commission free selling facility.

Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax considerations relevant to holders of Isconova shares who exchange their shares of Isconova for Novavax common stock in connection with the Exchange Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This summary is not a complete description of all the tax consequences of the Exchange Offer and, in particular, may not address U.S. federal income tax considerations applicable to holders of Isconova shares who are subject to special treatment under U.S. federal income tax law, including, but not limited to, financial institutions; tax-exempt organizations; insurance companies; regulated investment companies; S corporations; partnerships and other pass-thru entities; trusts; employees or other persons who acquired their Isconova shares as compensation, including upon the exercise of stock options; persons that are broker-dealers; traders in securities who elect the mark-to-market method of accounting for their securities; U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar; holders of more than five percent (5%) of a class of Isconova stock or Novavax stock or stockholders holding their shares of Isconova as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. This discussion assumes that a holder holds its Isconova shares as a capital asset within the meaning of Code Section 1221. It does not address the tax treatment of option holders or holders of warrants.

In addition, this discussion does not address other U.S. federal taxes (such as gift or estate taxes or alternative minimum taxes); the tax consequences of the Exchange Offer under state, local or non-U.S. tax laws; or certain tax reporting requirements that may be applicable with respect to the Exchange Offer. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. Furthermore no opinion of counsel or ruling has been, or is expected to be, rendered with respect to the tax consequences of the Exchange Offer.

HOLDERS OF ISCONOVOA SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES OF THE EXCHANGE OFFER UNDER U.S. FEDERAL NON-INCOME TAX LAWS AND STATE, LOCAL, AND NON-U.S. TAX LAWS.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Isconova shares (other than an entity treated as a partnership for U.S. federal income tax purposes) that is for U.S. federal income tax purposes:

(i)	an individual citizen or resident of the United States;
(ii)	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;
(iii)	an estate that is subject to U.S. federal income tax on its worldwide income regardless of its source; or
(iv)	a trust that (a) is subject to primary supervision by a U.S. court and for which U.S. persons control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Isconova common stock, the tax treatment of a partner in the partnership (or any equity owner of such other entity) will generally depend upon the status of such partner and the activities of the partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a U.S. Holder is a partner in a partnership holding Isconova shares, the U.S. Holder should consult its tax advisors.

Tax Considerations for U.S. Holders

The Exchange

Although not free from doubt, the exchange of shares of Isconova for shares of Novavax common stock is expected to be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the shares of Novavax common stock received by such U.S. Holder pursuant to the Exchange Offer and (2) such U.S. Holder’s adjusted tax basis in the shares of Isconova exchanged pursuant to the Exchange Offer. A U.S. Holder’s adjusted tax basis in its Isconova shares generally will equal the price the U.S. Holder paid for such stock. Any net gain or loss recognized by a U.S. Holder generally will be capital gain or loss and generally will be treated as long-term gain or loss if the shares of Isconova exchanged were held for more than one year as of the date of the closing of the Exchange Offer, or the Closing Date. If the U.S. Holder has held its shares of Isconova for one year or less as of the Closing Date, any capital gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. A U.S. Holder who acquired different blocks of Isconova at different times and at different prices must calculate separately the realized gain or loss for each block of shares exchanged in the Exchange Offer. A U.S. Holder’s aggregate tax basis in the shares of Novavax common stock it receives pursuant to the Exchange Offer will equal the fair market value of such stock at the time of the exchange, and the U.S. Holder’s holding period for such stock will begin on the day after the Closing Date.

Tax Considerations for Owners of Novavax Common Stock

As a result of the Exchange Offer, current Isconova stockholders will hold shares of Novavax common stock. In general, distributions with respect to Novavax common stock will constitute dividends to the extent made out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Novavax’ current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in its shares and thereafter as capital gain from the sale or exchange of such shares. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction, provided such a corporate U.S. Holder meets certain holding period and other applicable requirements. Dividends received by certain non-corporate U.S. Holders may qualify for taxation at preferential rates provided such a non-corporate U.S. Holder meets certain holding period and other applicable requirements. Novavax does not anticipate declaring or paying dividends in the foreseeable future.

Upon the sale or other disposition of shares of Novavax common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the adjusted tax basis in its shares of Novavax common stock. Such capital gain or loss will generally be long-term if the selling stockholder’s holding period in respect of such shares (as discussed under “— The Exchange” above) is more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential tax rates in respect of long-term capital gain. The deductibility of capital losses is subject to limitations.

United States Tax Considerations for Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of shares of Isconova (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

The Exchange

Any gain a Non-U.S. Holder recognizes from the exchange of shares of Isconova for shares of Novavax common stock pursuant to the Exchange Offer generally will not be subject to U.S. federal income tax unless (a) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, or (b) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. Holders described in (a) above will be subject to tax on net gain recognized at normal U.S. federal income tax rates. In addition, Non-U.S. Holders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to an additional branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on effectively connected earnings and profits for the taxable year, which would include such gain. Non-U.S. Holders described in (b) above will be subject to a flat 30%

tax on any gain recognized, which may be reduced by an applicable income tax treaty or offset by U.S.-source capital losses, provided that the Non-U.S. Holder timely files U.S. federal income tax returns with respect to such losses or properly claims treaty benefits, as applicable.

Tax Considerations for Owners of Novavax Common Stock

Immediately after the Exchange Offer, current Isconova stockholders will hold shares of Novavax common stock. Subject to the discussion below with respect to FATCA, dividends paid to Non-U.S. Holders (to the extent paid out of Novavax’ current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) with respect to such shares of Novavax common stock generally will be subject to withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the dividends are effectively connected with the conduct of a trade or business within the United States (and, if required under an applicable tax treaty, are attributable to a U.S. permanent establishment), as discussed below. Even if a Non-U.S. Holder is eligible for a lower treaty rate, Novavax will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments unless Novavax has timely received a properly completed valid IRS Form W-8BEN or other documentary evidence establishing entitlement to a lower treaty rate with respect to such payments.

If a Non-U.S. Holder is subject to withholding at a rate in excess of a reduced rate for which it is eligible under a tax treaty or otherwise, it may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements.

Dividends that are effectively connected with the conduct of a trade or business within the United States (and, if required under an applicable tax treaty, are attributable to a U.S. permanent establishment), are not subject to withholding tax (provided that the certifications described above are satisfied), but instead are subject to U.S. federal income tax on a net income basis at normal rates. Any such effectively connected dividend received by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Novavax does not anticipate declaring or paying dividends in the foreseeable future. Subject to the discussion below with respect to FATCA, any gain a Non-U.S. Holder recognizes on the sale or other taxable disposition of Novavax common stock generally will not be subject to U.S. federal income tax unless (a) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States, or (b) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Additional Withholding and Information Reporting Requirements

Under Sections 1471 through 1474 of the Internal Revenue Code and related Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (a) dividends on our common stock on or after January 1, 2014, and (b) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government (a “FATCA Agreement”) or (ii) complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a foreign financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial U.S. owner” (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not required to comply with FATCA pursuant to applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock, including through an intermediary.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to the amounts paid to U.S. Holders and Non-U.S. Holders in connection with the consideration received in connection with the Exchange Offer, dividends paid with respect to shares of Novavax common stock, and proceeds received from the sale or exchange of shares of Novavax common stock, unless an exemption applies. Backup withholding may be imposed (currently at a 28% rate) if the holder fails to provide a valid taxpayer identification number and comply with certain certification procedures, or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE EXCHANGE OFFER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE OFFER TO HOLDERS WILL DEPEND UPON THE FACTS OF THEIR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICABILITY TO THEM OF THE RULES DISCUSSED ABOVE AND THE PARTICULAR TAX EFFECTS TO THEM OF THE EXCHANGE OFFER, INCLUDING THE APPLICATION OF STATE, LOCAL AND NON-U.S. TAX LAWS.

Certain Material Swedish Tax Considerations

The following is a summary of certain Swedish tax consequences related to the Exchange Offer for shareholders and holders of warrants who are resident (or domiciled) in Sweden for tax purposes, unless otherwise stated. The summary does not deal comprehensively with all tax consequences that may occur in this context. Amongst the provisions not covered are the rules applying in cases where shares are held as current assets in a business operation or held by a partnership. Particular tax consequences that are not described below may also apply for certain categories of taxpayers, including investment companies, mutual funds and persons not resident in Sweden.

Each Isconova shareholder or holder of warrants is recommended to consult a tax adviser for information with respect to any tax consequences that may arise as a result of the Exchange Offer to exchange shares in Isconova for shares in Novavax or to sell shares in Novavax, including the applicability and effect of foreign income tax legislation, provisions contained in tax treaties and other rules that may be applicable.

General information on the disposal of shares

Calculation of capital gains and capital losses

Shareholders who sell shares are in general subject to tax on any capital gains that may arise. Capital gains and capital losses are normally calculated as the sales price less the sales costs, such as brokerage, less the acquisition cost. The sales price for the shares in this Exchange Offer will be the fair market value of the shares in Novavax at the time of the exchange. Novavax intends to seek general advice from the Swedish Tax Agency to establish the sales price for the shares in Isconova.

The acquisition cost includes expenses associated with the initial acquisition, such as brokerage. The acquisition cost is calculated using the average method. This method implies that the acquisition cost per share based instrument amounts to the average cost for all instruments of the same kind and class based on the historical acquisition cost of each purchase and taking into account changes during the holding period. For listed shares the standardized method may be used as an alternative when calculating the acquisition cost. This alternative method prescribes that 20% of the sales proceeds, less sales costs, may be used as the acquisition cost.

An exchange of shares is regarded as a sale of shares. However, there are certain rules regarding so called roll-over relief that can be applicable and that is an exception of immediate taxation (see further under heading “Tax consequences for shareholders accepting the Exchange Offer”).

Individuals

Capital gains are subject to 30% tax for individuals and estates of deceased persons. Capital losses on sales of listed shares are for the fiscal year fully deductible against capital gains on other listed share based instruments and against the taxable part of capital gains on unlisted shares. For remaining capital losses, 70% are deductible against other taxable capital income.

If the capital losses incurred for a fiscal year exceed all capital income, a tax reduction is granted against the tax on salary income, business income as well as real estate tax and municipal real estate fee. The tax reduction amounts to 30% of the loss that does not exceed SEK 100,000 and 21% of the remaining loss. Losses cannot be carried forward to another income year.

Limited liability companies

Limited liability companies and other legal entities apart from estates are in general taxed on capital gains as business income with a tax rate of 22% for financial years beginning as from January 1, 2013 (for financial years beginning prior to January 1, 2013 a tax rate of 26.3% applies). Deductions for capital losses on shares are only allowed against capital gains on other share based instruments. If a capital loss cannot be deducted by the company that has incurred the loss, it can be deducted against capital gains on share based instruments earned by other companies in the same group, provided that the companies can exchange group contributions and that both companies apply for this treatment for the same fiscal year. Capital losses on share based instruments that are not utilized in one fiscal year can be carried forward and set off against capital gains on other share based instruments in future years. Losses may be brought forward indefinitely.

If the holding is considered as business-related there is no tax on the capital gain and, accordingly, a loss is not deductible. Certain prerequisites need to be fulfilled in order for a holding to be business-related. For instance, a listed share is business-related if the owner (i) represents at least 10% of the company’s voting rights or (ii) the holding is necessary for the business conducted by the shareholding company or any of its affiliates. The holding must, at the time of the sale, have been business-related for at least one year. These rules do not apply for shares regarded as inventory.

Tax consequences for shareholders accepting the Exchange Offer

Individuals

An acceptance of the Exchange Offer and disposing shares in Isconova in exchange for shares in Novavax will not trigger immediate taxation, in accordance with the tax provisions on roll-over relief. The shares received in Novavax are considered to have been acquired for an acquisition cost equal to the acquisition cost of the disposed shares in Isconova. It should be noted that according to the Swedish Tax Agency the standardized method may not be used when calculating the acquisition cost in a roll-over relief situation. A taxable capital gain or deductible capital loss will, however arise when an individual later disposes of all or part of the shares in Novavax, unless the provisions of another roll-over relief are applicable. A deferred capital gain will also be taxable if an individual who has received roll-over relief ceases to have his or hers permanent home, or ceases to permanently stay in a state within the European Economic Area (EEA). Any taxable capital gain or deductible capital gain in these cases is calculated according to the rules described above.

In order for the rules for deferred taxation to apply it is further required that Novavax will own shares representing more than 50% of the total number of votes in Isconova at the end of the calendar year when the exchange takes place.

Only whole number of shares in Novavax will be distributed to shareholders in Isconova who accept the Exchange Offer. In case shareholders in Isconova receive a fraction of a new share in Novavax, the fraction received will be added together with other such fractions and disposed of for the shareholders’ account. Any cash received from such disposal will be subject to immediate taxation without deduction of the corresponding part of the acquisition cost of the shares formerly held in Isconova.

The rules for roll-over relief are applied by the Swedish Tax Agency regardless of any request from the individual shareholder. However, any disposal of the received fractions of the shares in Novavax, that are disposed of for the shareholders’ account must be reported for the fiscal year when the disposal takes place.

Limited liability companies

An acceptance of the Exchange Offer and disposal of shares in Isconova in exchange for shares in Novavax will in general trigger taxation. As noted above, however, if the holding is considered as business-related there is no tax on the capital gain. A taxable capital gain or deductible capital loss is calculated as the difference between the sales price less the sales costs for the received shares in Novavax less the acquisition cost for the shares in Isconova, calculated according to the rules described above.

Limited liability companies realizing a capital gain through the exchange of shares may, however, invoke the rules for deferred taxation by applying for a tax deferral for such gain in their income tax return, provided that certain criteria are met. For instance, it is required that the capital gain exceeds any cash component received. The capital gain (less any cash received) will then be allocated pro rata to the shares received in Novavax for which the deferred amount is claimed. The deferred amount will become taxable at the latest when the received shares in Novavax are disposed of or cease to exist. This does not apply, however, if the received shares in Novavax are disposed of in a subsequent exchange, provided that certain criteria for a continued deferred taxation are met.

In order for the rules of deferred taxation to apply, it is further required that Novavax will own shares representing more than 50% of the total number of votes in Isconova at the end of the calendar year when the exchange takes place.

Only whole number of shares in Novavax will be distributed to shareholders in Isconova who accept the Exchange Offer. In case shareholders in Isconova receive a fraction of a new share in Novavax, the fraction received will be added together with other such fractions and disposed of for the shareholders’ account. Any cash received from such disposal will be subject to immediate taxation without deduction of the corresponding part of the acquisition cost of the shares formerly held in Isconova.

Taxation Upon Disposal of Warrants

If the holders of warrants to subscribe for shares in Isconova accept the offer to receive cash as compensation for their warrants in Isconova, taxation will normally be triggered on the difference between the acquisition price paid for the warrant (including any taxable benefit recognized at acquisition) and the sales price for the warrant. Any taxable capital gain or deductible capital loss is calculated according to the general rules described under the heading “General information on the disposal of shares” above. The rules regarding business-related holdings, however, might be applicable if the warrants are attributable to a business-related holding.

Holding of Novavax shares by Swedish residents

Disposal of shares

Normally, an exchange of shares does not trigger immediate taxation. In respect of limited liability companies, if the holding is considered as business-related there is no tax on the capital gain and, accordingly, a loss is not deductible. Instead the shareholder is granted a deferral until the shares in Novavax are divested. The shares received in Novavax are deemed acquired for a value equivalent to the tax base value of the shares in Isconova.

If the shareholder, at the time of the share exchange, held shares of the same class and type as the shares received in the Exchange Offer, or acquire such shares after the share exchange the shares in Novavax shall be deemed disposed of in the following order: (1) Shares acquired prior to the Exchange Offer, (2) Shares received in the Exchange Offer, and (3) Shares acquired after the Exchange Offer.

Should the provisions on tax deferral not apply the Exchange Offer will trigger taxation. In that case the shares in Novavax will be deemed acquired at market value, and the shares in Isconova will be deemed disposed of for the same price. The shareholder will be taxed on the difference between the market value of the shares in Novavax and the tax base value of the shares in Isconova.

Novavax intends to ask the Swedish Tax Agency to establish the market value of the shares in Novavax in a General Advice.

Taxation of Dividends

A distribution paid by Novavax with respect to its shares will be treated as a dividend for United States federal income tax purposes to the extent of Novavax’ current or accumulated “earnings and profits” (as determined under the United States Internal Revenue Code). Novavax generally will be required to withhold United States federal income tax at a rate of 30% on the gross amount of any dividend paid to a shareholder who is a resident of Sweden. However, the rate of United States withholding tax generally is reduced to 15% if the shareholder is entitled to the benefits of the Sweden-United States income tax treaty and complies with certain certification requirements (generally by completing and delivering an IRS Form W-8BEN to Novavax). For corporations that hold shares representing at least 10% of the total number of votes in Novavax, the tax rate is generally reduced to 5%.

The gross dividend is also taxable in Sweden as income from capital at a 30% rate for individuals and as income from business operations at a rate of 22% for corporations for financial years beginning as from January 1, 2013 (for financial years beginning prior to January 1, 2013 a tax rate of 26.3% applies). If a holding is business-related, however, the dividend is free of income tax in Sweden.

A credit for U.S. withholding tax may be requested in the Swedish tax return or in a separate form filed to the Swedish Tax Agency during the same year as the income is accounted for in the income tax return. If a tax credit for foreign withholding tax cannot be utilized in a given year, the credit may be carried forward and be utilized in any of the following three years. Alternatively, the withholding tax may be deducted when the taxable income of the shareholder is computed. Individuals (and estates of the deceased) should make the deduction under the category “income from capital” and corporations under the category “income from business operations.”

If a U.S. withholding tax has been withheld at 15%, a Swedish preliminary tax of another 15% will normally be withheld by Euroclear Sweden on dividends to individuals.

Tax considerations for shareholders residing outside Sweden

Generally, individual shareholders who are resident outside Sweden are not liable to Swedish tax on the disposal of Swedish shares.

However, individuals with their tax residence outside of Sweden may be liable to Swedish tax on the disposal of Swedish securities if they have been residents of Sweden during the calendar year of the sale or at any time during the 10 calendar years immediately preceding that year. The application of this rule is, however, in many cases limited by tax treaties between Sweden and other states. It should be noted that the rules on roll-over relief in connection with an exchange of shares are not applicable to individuals residing outside Sweden. For such individuals, to the extent they are subject to tax in Sweden, tax is payable at the time of the disposal.

In general, foreign corporate entities are not liable to pay tax on capital gains on Swedish shares, unless such gains are attributable to a permanent establishment in Sweden. In that case, the rules on deferred taxation described under the heading “Tax consequences for shareholders accepting the Exchange Offer — Limited liability companies” above may apply. Furthermore, if there is a permanent establishment, the rules concerning business-related holdings may be applicable with certain limitations.

INFORMATION REGARDING ISCONOVA

Isconova’s Business

Isconova AB is a leading international vaccine adjuvant company with broad experience in vaccine adjuvant systems. Adjuvants are substances that, when added to vaccines, make the antigens more immunogenic and improve the quality and magnitude of the immune response. Isconova has a patented adjuvant technology platform, Matrix, that is used for development of efficient vaccines against human and animal diseases.

Several Matrix adjuvants have been developed, all of which are based on the proprietary immune-stimulating technology platform. Isconova’s patented technology comprises a robust production platform with adjuvant sale and a number of collaboration projects with leading international vaccine and pharmaceutical companies. Isconova is based in Uppsala, Sweden and shares are traded on NASDAQ OMX First North Premier under the symbol “ISCO.”

Isconova’s adjuvant technology is based on the matrix complex, a 40-nanometer particle that is formed by mixing Quillaja saponins, cholesterol and phospholipids. Selected saponins are extracted from the tree Quillaja saponaria Molina for development of modern, multi-purpose, immune-stimulating adjuvant products for a broad range of applications within vaccine development, antibody production and immunological research.

Since Isconova was founded in 1999, Isconova has developed and manufactured adjuvants for the animal vaccine market. During 2009, Isconova expanded its focus to adjuvants for human vaccines, while continuing commercialization and development of animal vaccines.

Products

Matrix-M is the latest generation of Isconova’s adjuvant products. The novel formulation is at least as potent but appears to have an improved safety profile. During 2009, a phase I study on avian influenza was performed with Matrix-M. The study fulfilled all predefined efficacy criteria for pandemic vaccines. The safety profile was good with predominantly mild to moderate adverse advents reported. There were no serious adverse events.

Matrix-M enhances both cell-mediated and antibody mediated immune response. Increased levels of responses also increase the duration of immune protection and reduce the number of vaccine doses needed to gain protection. With its potent immune stimulation combined with a good safety profile, Matrix-M is the basis for agreements and research collaborations in the human market.

Matrix-C is used in a vaccine against influenza for horses. Matrix-C is also used in a vaccine against Strangles that is under development in partnership with the Swedish company Intervacc.

In addition, adjuvants may be used for a variety of research and development purposes. Isconova’s AbISCO adjuvants are research reagents suitable for experimental studies on humoral and cell mediated immune responses in laboratory animals.

Collaboration partners

Isconova seeks to commercialize its adjuvants and develop effective vaccines, primarily in collaboration with partners.

Crucell.  Isconova’s license agreement with Crucell, an affiliate of Johnson & Johnson, includes the use of Matrix-M in influenza, HIV and malaria vaccines.

Genocea.  Isconova’s collaboration with Genocea Biosciences includes the use of Matrix-M in vaccines under development against eight different infectious disease targets, including herpes-simplex virus-2, chlamydia trachomatis, streptococcus pneumonia, malaria and gonorrhea. In August 2012, Genocea Biosciences received approval from the FDA to begin a clinical Phase I/IIa study. The study involves a therapeutic vaccine (GEN 003) for treatment of herpes simplex virus-2 (HSV-2), the most common cause of genital herpes, a sexually transmitted disease. The purpose of the study is to evaluate the safety and tolerability of the vaccine, its ability to stimulate the immune system as well as determining the vaccine’s impact on virus shedding, which is considered as a marker for relapse and transmission. No preventive or therapeutic vaccine against HSV-2 currently exists. HSV-2 is the most common cause of Genital Herpes, a sexually transmitted disease.

Jenner Institute.  In October 2012, the Jenner Institute received permission from the British Medicines and Healthcare Products Agency to initiate a Phase I study involving a malaria vaccine candidate containing Matrix-M. The Phase I study includes 25 study participants and is expected to be completed mid-2013. The purpose of this study is to evaluate safety and vaccine candidate’s ability to stimulate the immune system. There is no vaccine against malaria on the market today.

Fraunhofer USA Center for Molecular Biotechnology.  In December 2012, the Fraunhofer USA Center for Molecular Biotechnology announced that it will receive up to $9.9 million from the U.S. National Institute of Health to develop a vaccine against anthrax containing Isconova’s Matrix-M adjuvant. The parties plan to enter into a collaboration agreement.

Virbac, S.A.  In 2012, Isconova began collaborating with Virbac, a leading pharmaceutical company in the field of veterinary medicine.

Intervacc AB.  Intervacc is developing a vaccine, Strangvac, against equine strangles using the Matrix adjuvant. The vaccine is now in a late stage development phase.

PHARMAQ.  Isconova and PHARMAQ have collaborated for several years with the goal of developing effective adjuvants for the fishing industry.

Merck Animal Health.  Isconova supplies Merck Animal Health with Matrix-C for the equine influenza vaccine Equilis Prequenza. The vaccine was launched in 2006, and Isconova has since produced millions of doses of Matrix-C for Equilis Prequenza, which has become a leading equine influenza vaccine in Europe.

VetBioChem.  Since 2010, Isconova and VetBioChem have collaborated on the development of rabies vaccines for dogs and cats. These vaccines, Rabix and Rabifel, were launched February 2012 and are the first marketed veterinary vaccines using Isconova’s adjuvant Matrix-M Vet.

Pfizer Inc. (PfizerAnimal Health is now Zoetis).  Isconova’s adjuvant product platform is included in four of Pfizer’s marketed veterinary vaccines. These vaccines, Equip, Canvac CCi, Pestiguard and Equity, are available on the European and Australian markets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Combined Financial Statements (pro forma financial statements) give effect to the combination of Novavax and Isconova in a transaction to be accounted for under the purchase method of accounting in accordance with Accountinig Standards Codification 805, Business Combinations, with Novavax treated as the acquirer. These pro forma financial statements have been derived from the historical financial statements of Novavax and Isconova incorporated by reference and/or included in this prospectus and are prepared in accordance with the rules and regulations of the SEC.

The Unaudited Pro Forma Condensed Combined Statements of Operations (pro forma statements of operations) combines the historical statements of operations of Novavax and Isconova for three months ended March 31, 2013 and the year ended December 31, 2012 and gives pro forma effect to the combination as if it had been completed as of the beginning of each period. The Unaudited Pro Forma Condensed Combined Balance Sheet (pro forma balance sheet) combines the historical balance sheets of Novavax and Isconova as of March 31, 2013 and gives pro forma effect to the combination as if it had been completed on March 31, 2013.

The historical financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the combination, (2) factually supportable; and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of Novavax and Isconova. As such, the impact from combination-related expenses is not included in the accompanying pro forma statements of operations. However, the impact of these expenses is reflected in the pro forma balance sheet as an increase to accrued expenses and an increase to accumulated deficit.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies or synergies that could result from the combination.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements. Since the pro forma financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of closing of the Exchange Offer may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price and its allocation thereof.

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the entities been combined on the dates indicated during the periods presented, or the future consolidated results of operations or financial position of the combined company.

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;
•	the unaudited financial statements of Novavax as of and for the three months ended March 31, 2013 included in Novavax’ Quarterly Report on Form 10-Q and incorporated by reference into this prospectus;
•	the audited financial statements of Novavax as of and for the year ended December 31, 2012 included in Novavax’ Annual Report on Form 10-K and incorporated by reference into this prospectus;
•	the unaudited consolidated financial statements of Isconova as of and for the three months ended March 31, 2013 included in this prospectus;
•	the audited consolidated financial statements of Isconova as of and for the year ended December 31, 2012 included in this prospectus; and
•	the other information contained in or incorporated by reference into this prospectus.

Novavax, Inc. and Isconova AB
Unaudited Pro Forma Condensed Combined
Balance Sheet
March 31, 2013
(in thousands)

	Novavax, Inc.	Isconova AB	Pro Forma Adjustment	Notes	Pro Forma Combined
Assets
Cash and cash equivalents	$9,023	$5,379	$(21)	A	$14,381
Short-term investments available-for-sale	35,256	—	—		35,256
Accounts and unbilled receivables	4,173	603	—		4,776
Prepaid expenses and other current assets	3,270	1,531	—		4,801
Total current assets	51,722	7,513	(21)		59,214
Investments available-for-sale	1,117	—	—		1,117
Property and equipment, net	11,617	189	—		11,806
Intangible assets, net	—	840	(840)	D	—
			12,050	D	12,050
Goodwill	33,141	—	14,108	E	47,249
Other non-current assets	1,107	12	—		1,119
Total assets	$98,704	$8,554	$25,297		$132,555
Liabilities and Stockholders' Equity
Accounts payable	$2,173	$825	$—		$2,998
Accrued expenses and other current liabilities	6,631	1,468	2,747	B	10,846
Current portion of notes payable and capital leases	449	178	—		627
Total current liabilities	9,253	2,471	2,747		14,471
Non-current portion of notes payable and capital leases	1,512	201	—		1,713
Other non-current liabilities	10,371	1,558	—		11,929
Total liabilities	21,136	4,230	2,747		28,113
Commitments and contingencies	—	—	—		—
Stockholders' equity:
Preferred stock	—	—	—		—
Common stock	1,517	1,914	157	A	1,674
			(1,914)	C
Additional paid-in capital	446,191	28,490	29,464	A	475,655
			(28,490)	C
Accumulated deficit	(368,159)	(26,080)	(2,747)	B	(370,906)
			26,080	C
Treasury stock, cost basis	(2,450)	—	—		(2,450)
Other comprehensive income	469	—	—		469
Total stockholders' equity	77,568	4,324	22,550		104,442
Total liabilities and stockholders' equity	$98,704	$8,554	$25,297		$132,555

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements that are an integral part of these statements.

Novavax, Inc. and Isconova AB
Unaudited Pro Forma Condensed Combined
Statement of Operations
For the Three Months Ended March 31, 2013
(in thousands, except per share data)

	Novavax, Inc.	Isconova AB	Pro Forma Adjustment	Notes	Pro Forma Combined
Total revenue	$3,833	$1,101	$—		$4,934
Costs and expenses:
Cost of revenue	1,712	497	—		2,209
Research and development	9,432	1,050	137	D	10,619
Selling, general and administrative	2,694	824	(78)	B	3,440
Total costs and expenses	13,838	2,371	59		16,268
Loss from operations before other income (expense)	(10,005)	(1,270)	(59)		(11,334)
Other income (expense)	26	(15)	—		11
Loss from operations before income tax	(9,979)	(1,285)	(59)		(11,323)
Income tax expense (benefit)	17	2	—		19
Net loss	$(9,996)	$(1,287)	$(59)		$(11,342)
Basic and diluted net loss per share	$(0.07)	$(0.10)		F	$(0.07)
Basic and diluted weighted average number of common shares outstanding	148,448	12,475	3,198	G	164,121

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements that are an integral part of these statements.

Novavax, Inc. and Isconova AB
Unaudited Pro Forma Condensed Combined
Statement of Operations
For the Year Ended December 31, 2012
(in thousands, except per share data)

	Novavax, Inc.	Isconova AB	Pro Forma Adjustment	Notes	Pro Forma Combined
Total revenue	$22,076	$2,732	$—		$24,808
Costs and expenses:
Cost of revenue	14,692	1,021	—		15,713
Research and development	26,061	4,575	497	D	31,133
Selling, general and administrative	10,988	2,716	—		13,704
Total costs and expenses	51,741	8,312	497		60,550
Loss from operations before other income (expense)	(29,665)	(5,580)	(497)		(35,742)
Other income (expense)	1,158	19	—		1,177
Loss from operations before income tax	(28,507)	(5,561)	(497)		(34,565)
Income tax expense (benefit)	—	30	—		30
Net loss	$(28,507)	$(5,591)	$(497)		$(34,595)
Basic and diluted net loss per share	$(0.22)	$(1.15)		F	$(0.23)
Basic and diluted weighted average number of common shares outstanding	131,726	4,851	10,822	G	147,399

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements that are an integral part of these statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Description of Transaction and Basis of Presentation

On June 4, 2013, Novavax announced it is offering to exchange 15,454,471 shares of Novavax common stock for all of the outstanding shares of Isconova, a company organized under the laws of Sweden, and 218,120 shares of Novavax common stock for all of the outstanding stock options for Isconova shares (“Exchange Offer”). In connection with the Exchange Offer, Novavax intends to pay cash in the aggregate amount of approximately $21,000 in exchange for outstanding warrants to purchase Isconova shares. Novavax is conducting the Exchange Offer to acquire Isconova as a wholly owned subsidiary. The transaction will be accounted for under the purchase method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), with Novavax treated as the acquirer. Under the purchase method of accounting, all of Isconova's assets acquired and liabilities assumed in the transaction will be recorded by Novavax at their acquisition-date fair values while transaction costs associated with the transaction will be expensed as incurred. Although not free from doubt, the transaction is expected to be a taxable transaction for U.S. federal income tax purposes. Under the terms of the Exchange Offer, each share of Isconova outstanding at the announcement of the Exchange Offer will be converted into the right to receive 1.2388 shares of Novavax common stock (the “Exchange Ratio”). In addition, all Isconova holders of vested and unvested stock options who agree to waive their rights under their stock option agreement will receive 0.6232 shares of Novavax common stock for each stock option for Isconova shares. To the extent holders of shares and stock options are entitled to receive fractions of shares in Novavax, such fractions of shares will be sold commission free by a financial institution on a best efforts basis on behalf of such holders, and the proceeds will be paid in SEK to the eligible parties in lieu thereof. The Exchange Offer is subject to certain closing conditions, including the Exchange Offer being accepted by Isconova shareholders to the extent that Novavax becomes owner of shares representing more than 90 percent of the total number of shares in Isconova on a fully diluted basis and that there has been no material adverse effect on Isconova’s financial condition or operations.

Isconova’s financial statements as of and for the three months ended March 31, 2013 and the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and use the local currency, Swedish krona (“SEK”), as the reporting currency. As a result, Isconova’s financial statements have been translated from IFRS to accounting standards generally accepted in the United States of America (“U.S. GAAP”) and SEK to U.S. Dollar (“USD”) for the presentation of such pro forma financial statements herein. No material adjustments were required to translate Isconova’s financial statements from IFRS to U.S. GAAP. Isconova’s unaudited consolidated statement of operations for the three months ended March 31, 2013 has been translated using the average exchange rate for such period of SEK 6.43 per USD for the Unaudited Pro Forma Condensed Combined Statement of Operations. Isconova audited consolidated statement of operations for the year ended December 31, 2012 has been translated using the average exchange rate for such period of SEK 6.78 per USD for the Unaudited Pro Forma Condensed Combined Statement of Operations. Isconova unaudited consolidated balance sheet as of March 31, 2013 has been translated using the period end exchange rate of SEK 6.52 per USD for the Unaudited Pro Forma Condensed Combined Balance Sheet.

2. Preliminary Purchase Price

The preliminary purchase price for the combination is estimated as follows:

Isconova shares outstanding as of June 3, 2013	12,475,356
Exchange Ratio	1.2388
Novavax shares issued for Isconova shares outstanding	15,454,471
Closing price of Novavax common stock on June 3, 2013	$1.89
Fair value of Novavax shares issued for Isconova shares outstanding	$29,208,950
Fair value of Novavax shares issued for Isconova stock options outstanding	$412,247
Cash paid for Isconova warrants outstanding	$21,226
Total preliminary preliminary purchase price	$29,642,423

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

2. Preliminary Purchase Price  – (continued)

The preliminary purchase price was computed using Isconova’s shares outstanding as of June 3, 2013 adjusted for the Exchange Ratio. The preliminary purchase price reflects the market value of shares of Novavax’ common stock to be issued in connection with the Exchange Offer based on the closing price of Novavax’ common stock on June 3, 2013.

ASC 805 requires that the fair value of stock options attributable to pre-combination services be included in the consideration transferred. The $412,247 included in the estimated consideration transferred represents the fair value-based measure of Isconova's 350,000 stock options outstanding as of June 3, 2013.

3. Purchase Price Allocation

Based on the amounts reported in the statements of operations and balance sheets of Novavax and Isconova as of and for the three months ended March 31, 2013 and statements of operations for the year ended December 31, 2012, certain financial line items included in Isconova’s historical presentation have been classified to conform to corresponding line items included in Novavax’ historical presentation. These classifications have no material impact on the historical operating loss, net loss, total assets, liabilities or stockholders’ equity reported by Novavax and Isconova. Additionally, based on a comparison of Isconova’s summary of significant accounting policies disclosed in Isconova’s financial statements with those of Novavax, the nature and amount of any adjustments to the historical financial statements of Isconova to conform its accounting policies to those of Novavax are not expected to be material, except that Isconova patent costs will be expensed rather than capitalized under Novavax. Upon completion of the Exchange Offer, further review of Isconova’s accounting policies and financial statements may result in revisions to Isconova’s policies and classifications to conform to Novavax’ accounting policies.

The preliminary purchase price allocation to the fair values of assets acquired and liabilities assumed includes preliminary adjustments to reflect the fair values of Isconova’s assets and liabilities. The allocation of the preliminary purchase price (for financial accounting purposes) is as follows (in thousands):

Cash and cash equivalents	$5,379
Accounts and unbilled receivables	603
Prepaid expenses other current assets	1,531
Property and equipment, net	189
Intangible assets	12,050
Other non-current assets	12
Goodwill	14,108
Accounts payable	(825)
Accrued expenses and other current liabilities	(1,468)
Notes payable and capital leases	(379)
Other non-current liabilities	(1,558)
Total preliminary purchase price	$29,642

The allocation of consideration transferred is preliminary and the final determination will be based on (i) the fair values of assets acquired, including the fair values of the identifiable intangible assets, (ii) the fair values of liabilities assumed, and (iii) the fair value of common stock issued, as of the date that the Exchange Offer is consummated. The excess of consideration transferred over the fair value of assets and liabilities acquired is allocated to goodwill. It is expected that the transaction will be a taxable transaction for U.S.  federal income tax purposes, meaning that goodwill and identified intangibles resulting from the transaction will be deductible for tax purposes. The purchase price allocation will remain preliminary until Novavax completes a final valuation of identifiable intangible assets acquired and determines the fair values of other assets and liabilities acquired. The final determination of the allocation of consideration transferred is expected to be completed as soon as practicable after consummation of the Exchange Offer, but in no event to exceed one year from the acquisition date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the pro forma financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3. Purchase Price Allocation  – (continued)

Identifiable Intangible Assets

The amount allocated to identifiable intangible assets has been attributed to the following categories (in thousands):

Proprietary technology	$9,680
Agreements	2,370
Total identifiable intangible assets	$12,050

The estimated fair values of the proprietary technology and agreements were determined based on estimates of expected future net cash flows. The present value of future net cash flows was then determined utilizing an estimate of the appropriate discount rate, which is consistent with the uncertainties of the cash flows utilized. For purposes of preparing the pro forma financial statements, Novavax used publicly available information, market participant assumptions, cost and development assumptions, expected synergies and other cost savings that a market participant would be expected to realize as a result of the combination and certain other high-level assumptions. The proprietary technology is amortized over the remaining life of the technology considering the remaining patent life and the eventual time when a replacement technology will be utilized by the company. The agreements are amortized over their remaining contractual terms. Amortization expense for intangible assets will be recorded on a straight-line basis over the expected lives of the assets, approximately ranging from seven to 20 years. The carrying value of the intangible assets will be periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. Impairment charges, if any, will be recorded in the period in which the impairment occurs.

4. Pro Forma Adjustments

The pro forma adjustments included in the pro forma financial statements are as follows:

(A)	To record the fair value of common stock issued and issuable and cash paid in connection with the Exchange Offer. This assumes that all outstanding shares and stock options in Isconova are exchanged during the acceptance period.
(B)	Novavax estimates that its costs for this transaction will be approximately $1.8 million. Isconova estimates that it will incur transaction expenses of approximately $1.0 million. Transaction expenses include fees for investment banking services, legal, accounting, due diligence, tax, valuation, printing and other various services necessary to complete the transaction. Transaction expenses of $0.1 million were incurred during the three months ended March 31, 2013. No transaction expenses were incurred as of December 31, 2012.

The unpaid transaction expenses are reflected in the pro forma balance sheet as of March 31, 2013 as an increase in accrued expenses and other current liabilities of $2.7 million and a corresponding charge to accumulated deficit. Because they will not have a continuing impact, the transaction expenses have been eliminated and are not reflected in the unaudited pro forma condensed combined statement of operations.

(C)	To eliminate Isconova’s historical stockholders' equity accounts.
(D)	To eliminate the historical intangible assets of Isconova and related amortization expense and to expense patents capitalized during the respective periods. In addition, to record the fair value of the identifiable intangible assets as described above (See Note 3) and to record the amortization expense of such assets over their estimated useful lives for the respective periods.
(E)	To record the excess of the consideration transferred over the fair value of the assets acquired and liabilities assumed as goodwill. The goodwill will not be amortized, but will be tested for impairment at least annually.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

4. Pro Forma Adjustments  – (continued)

(F)	Pro forma combined basic and diluted net loss per share is computed by dividing pro forma combined net loss by the weighted average pro forma number of shares outstanding during the three months ended March 31, 2013 and the year ended December 31, 2012. All outstanding warrants, stock options and unvested restricted stock awards are excluded from the computation due to their anti-dilutive effect on pro forma combined net loss per share.
(G)	To reflect the issuance of 15,672,591 shares of Novavax common stock to Isconova's stockholders and holders of stock options in connection with the Exchange Offer. For purposes of preparing the pro forma financial statements, Novavax estimated a purchase price of $29.6 million. The price of Novavax’ shares used in estimating the purchase price was the closing market price of Novavax’ common stock of $1.89 on June 3, 2013.

MATERIAL CONTRACTS BETWEEN NOVAVAX AND ISCONOVA

Background of the Exchange Offer

Both Novavax and Isconova continually evaluate strategic opportunities as part of their evaluation of changes in the biotechnology industry and evaluate opportunities to strengthen their respective businesses. Novavax has, from time to time, explored possible acquisitions of or combinations with complementary businesses and technologies to expand product offerings and market presence. Isconova has, also from time to time, explored business development initiatives to further develop its adjuvant technology.

Novavax, which is developing recombinant vaccine candidates across a wide-variety of disease indications, is testing adjuvants, which are substances that act to enhance immune responses to specific vaccine targets, in three of its four current clinical-stage programs, as well as in a number of its pre-clinical programs. Over the past several years, Novavax has been in discussions with various companies about accessing their adjuvants for one or more of Novavax’ vaccine programs.

On October 18, 2012, Novavax and Isconova entered into a mutual confidential disclosure agreement as a first step in discussing a potential collaboration between the parties.

On October 28, 2012, Stanley C. Erck, President and Chief Executive Officer of Novavax, and Russell Wilson, Senior Vice President, Business Development of Novavax, met Sven Andréasson, Chief Executive Officer of Isconova in Stockholm, Sweden to discuss a possible collaboration. The parties agreed that a team from Isconova should come to Novavax’ offices to share data on Isconova’s proprietary Matrix-M adjuvant technology.

On November 15, 2012, Mr. Andréasson, Karin Lövgren Bengtsson, PhD, Chief Science Officer of Isconova, and Gunilla Aström, Manager, Regulatory Affairs of Isconova, visited Novavax facilities in Rockville, Maryland to explore possible collaborative opportunities with Messrs Erck and Wilson and other members of the Novavax senior management team. Novavax and Isconova agreed that a next step would be for Novavax to assess impact of Isconova’s Matrix-M adjuvant on immune responses to Novavax’ vaccine candidates, as it had done so with other parties’ adjuvants. Later that evening after the meeting, Messrs. Erck and Wilson discussed further with Mr. Andréasson potential frameworks for a collaboration, including a potential combination with Isconova.

On November 30, 2012, Novavax and Isconova entered into a customary material transfer agreement under which Isconova, under confidentiality, would provide Novavax with adjuvant for testing and evaluation in combination with Novavax’ vaccine platform.

In mid-February 2013, Novavax obtained the results from the studies, and Novavax’ data demonstrated that Isconova’s Matrix-M adjuvant had performed well.

On February 28, 2013, Mr. Andréasson, Dr. Lövgren Bengtsson and Ms. Aström, along with Russell Greig, PhD, Chairman of the Board of Isconova, visited Novavax’ Gaithersburg facility to review the data from the studies with James Young, PhD, Chairman of the Board of Novavax, Messrs. Erck and Wilson and members of Novavax senior management. After a review of the pre-clinical data, Dr. Greig and Mr. Andréasson of Isconova and Dr. Young, Messrs. Wilson, Erck and Fred Driscoll, then Chief Financial Officer of Novavax, met to discuss potential structures of a combination with Isconova.

On March 2, 2013, Novavax sent Isconova a non-binding letter of intent indicating Novavax’ interest in an exchange of shares of Novavax’ common stock for outstanding Isconova shares.

On March 29, 2013, Novavax sent Isconova another non-binding letter stating that Novavax would be interested in acquiring the shares of Isconova for consideration payable in shares of Novavax common stock.

On April 12, 2013, Mr. Erck and Mr. Andréasson held a telephone call during which they discussed the offer contained in Novavax’ letter of March 29, 2013. Following the telephone call, Novavax sent a non-binding letter to Isconova with a revised indicative offer price.

On April 16, 2013, Mr. Erck and Mr. Andréasson met in Washington, DC to further discuss the terms of a potential transaction.

On April 23, 2013, the parties met during the annual Biotechnology Industry Organization conference in Chicago to discuss Novavax’ current offer. Dr. Greig and Mr. Andréasson attended for Isconova and Dr. Young and Messrs. Erck and Wilson attended on behalf of Novavax. At that meeting, the parties came to an understanding on a non-binding indicative offer price.

On April 26, 2013, Mr. Wilson and John A. Herrmann III, General Counsel and Corporate Secretary of Novavax held a conference call with Mr. Andréasson and Erik Bergman, Chief Financial Officer of Isconova. They discussed the due diligence process and preparing a non-binding term sheet to outline the proposed transaction.

On April 30, 2013, Mr. Erck and Mr. Andréasson discussed by telephone a non-binding term sheet to outline the proposed transaction. Following the telephone call, Novavax sent to Isconova a non-binding term sheet that addressed the basic terms of the proposed exchange offer.

On May 1, 2013, Isconova sent Novavax a revised mutual confidential disclosure agreement to govern the potential transaction. During the course of the next several days, the parties exchanged several drafts of the mutual confidential disclosure agreement and non-binding term sheet.

On May 6, 2013, Novavax and Isconova entered into the revised mutual confidential disclosure agreement to supersede the agreement dated October 18, 2012. The parties also executed a non-binding term sheet providing that Novavax would pay SEK 16.50 per share of Isconova payable in shares of Novavax common stock. The parties agreed that the shares of Novavax common stock would be valued at the arithmetic mean of the volume weighted average price of Novavax common stock over the 15 trading days prior to the announcement of the offer. The non-binding term sheet also contemplated the irrevocable undertakings, as well as the intent to pay cash for the outstanding warrants and to exchange stock options of Isconova for shares of Novavax common stock.

On May 7, 2013, Novavax and its representatives were provided with access to the virtual data room for further diligence of Isconova and its business.

During May 7 and May 8, 2013, Mr. Herrmann and Mr. Wilson went to Uppsala, Sweden for an on-site visit with various representatives of Isconova. Concurrently, Timothy Hahn, PhD, Senior Vice President, Manufacturing and Process Development of Novavax, and Erica Shane, PhD, Vice President, Process Development, visited Isconova and some of its suppliers between May 7 and May 10, 2013 to ascertain the status of Isconova’s manufacturing capabilities.

On May 16, 2013, Mr. Erck and James F. Young, Ph.D, Chairman of the Board of Directors of Novavax met with the Board of Directors and management of Isconova to, without giving any non-public price-sensitive information, present Novavax and its business.

On May 20, 2013, Isconova sent Novavax a draft of its press release containing the recommendation of the Board of Directors of Isconova. During the course of the next two weeks, the parties exchanged several drafts of the press releases.

On May 23, 2013, Novavax sent Isconova a non-binding confirmation of terms, asserting its continued interest in the Exchange Offer in accordance with the terms of the non-binding term sheet.

On May 28, 2013, Novavax held a meeting of its board of directors to approve the terms for the Exchange Offer, subject to the documents being finalized, and authorize each of the officers in Novavax approve the final terms and conditions of the Exchange Offer and to resolve on a launch of the Exchange Offer.

On May 30, 2013, certain representatives of Novavax and Isconova discussed by telephone an announcement day timeline.

On June 3, 2013, Novavax and Isconova exchanged final versions of the press releases announcing the Exchange Offer and recommending it to the shareholders of Isconova. Novavax resolved to launch the Exchange Offer pending a recommendation of the Exchange Offer from the board of directors of Isconova. Isconova held a meeting of its board of directors to decide upon its recommendation of the Exchange Offer.

On June 4, 2013, Novavax launched the Exchange Offer and Isconova issued its press release and the Isconova shareholders and Novavax executed the irrevocable undertakings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR ISCONOVA

Overview

Isconova is a leading international vaccine adjuvant company. Isconova has broad expertise in vaccine systems and develops vaccines with partners for human and veterinary medicine. Isconova has developed several adjuvants, all of which are based on the proprietary immune-stimulating technology platform, Matrix. Isconova has a patented technology, a robust product platform, production and sale of adjuvants and a number of collaboration projects with leading international vaccine and pharmaceutical companies. Isconova has experienced net losses in each year since its inception in 1998.

All operating activities are conducted by Isconova, with the exception of royalty income derived from license agreements that are recognized in Advet AB, a wholly owned subsidiary. Isconova’s consolidated net sales for the three-month period ended March 31, 2013 was SEK 7.1 million and for the three-month period ended March 31, 2012 was SEK 5.7 million. Isconova’s consolidated earnings for the three-month period ended March 31, 2013 was a loss of SEK 8.3 million and for the three-month period ended March 31, 2012 was a loss of SEK 10.4 million. Isconova’s consolidated net sales for the year ended December 31, 2012 amounted to SEK 18.5 million and for the year ended December 31 2011 amounted to SEK 23.0 million. Isconova’s consolidated earnings for the year ended December 31, 2012 amounted to a loss of SEK 37.9 million and for the year ended December 31, 2011 amounted to a loss of SEK 33.9 million.

Isconova’s Project Portfolio in Human Vaccines

Collaboration with Johnson & Johnson/Crucell in Sweden

Isconova has a clinical development project in influenza in partnership with Johnson & Johnson/Crucell. Isconova’s partner J&J/Crucell is yet to begin phase I studies of adjuvant-enhanced vaccines against seasonal influenza. The partnership also extends to cover malaria and HIV indications. Under certain licensing and supply agreements, Isconova will receive milestone payments and royalties on Crucell’s future sales of vaccines.

Herpes Simplex Virus Type-2 vaccines in partnership with Genocea Biosciences in the U.S.

In August 2012, Genocea Biosciences received FDA approval to start a Phase I/IIa clinical trial. The trial pertains to a therapeutic vaccine (GEN 003) for the treatment of Herpes Simplex Virus type-2 (HSV-2), consisting of two Genocea-developed antigen proteins in combination with Matrix-M. During the first quarter of 2013, Genocea completed enrollment for the ongoing Phase I/IIa clinical study of their therapeutic vaccine candidate (GEN-003) against herpes simplex type-2 (genital herpes) containing Matrix-M. Genocea also published the results of a pre-clinical trial for the same vaccine candidate in Journal of Virology ..

The trial comprises about 150 volunteers with moderate-to-severe HSV-2 infections. The study aims to evaluate the safety and tolerability, and the vaccine’s ability to stimulate the immune system, as well as determine the effect of the vaccine on viral shedding, which is considered a marker of disease recurrence and transmission. Isconova’s collaboration agreements with Genocea also comprise quite a number of other indications, including HSV-2 prophylactics, chlamydia, gonorrhea and malaria.

Malaria vaccine in collaboration with the Jenner Institute, Oxford University, in the UK

In October 2012, the Jenner Institute received approval from the Medicines and Healthcare products Regulatory Agency (MHRA) in the UK to commence a phase I trial of a vaccine candidate against malaria containing Matrix-M. The phase I trial comprises 25 participants and is planned to be concluded at mid-year in 2013. The objective of the trial is to evaluate safety and the candidate vaccine’s ability to stimulate the immune system.

Anthrax vaccine in collaboration with the Fraunhofer USA Center for Molecular Biotechnology, in the U.S.

In December 2012, the Fraunhofer USA Center for Molecular Biotechnology announced that it would receive up to $9.9 million from the National Institutes of Health (NIH) to develop an anthrax vaccine containing Matrix-M. Discussions to define the details of the collaboration are ongoing between Isconova and Fraunhofer.

Isconova’s Project Portfolio in Veterinary Vaccines

Collaboration agreement with Virbac S.A, France

In 2012, Isconova began a partnership with Virbac, a leading pharmaceutical company in veterinary medicine. Initially, Matrix-M will be used for the development and improvement of vaccines for the global veterinary market. The first products based on Matrix-M are vaccines for dogs against certain infectious diseases. Isconova will receive development milestone payments and royalties on Virbac’s future sales of these vaccines.

In addition to the above projects, Isconova has license and cooperation agreements in the veterinary field with Zoetis (Pfizer Inc.), Intervacc AB and Pharmaq AS. In both human vaccines and veterinary vaccines, Isconova is involved in several research and development projects, including projects that are supported by the EU, where Isconova is involved as adjuvant partner.

Recent Developments

Isconova’s shares were listed on OMX First North Premier on April 5, 2013.

In April 2013, Isconova obtained the approval of the Hungarian pharmaceutical agency GYEMSZI to launch a phase I clinical study on a human rabies vaccine. The aim of the study is to assess the combination of Matrix-M with a rabies antigen, when used at a reduced dosage and with fewer vaccinations than required by currently available rabies vaccines. The study was initiated at May 21, 2013 and a first stage will be reported in the fourth quarter of 2013.

Results of Operations

Three-month period ended March 31, 2013 compared with three-month period ended March 31, 2012

The following significant events occurred :

•	A new pre-clinical trial with Isconova’s adjuvant Matrix-M showed that Matrix-M’s immune-stimulating properties significantly improve the efficacy of the influenza vaccine. The results were published in the scientific journal Vaccine in February 2013.
•	Isconova’s partner Genocea Biosciences presented the pre-clinical trial data from their herpes simplex virus type-2 vaccine with Matrix-M.
•	Genocea completed patient enrollments for the Phase I/IIa clinical study of the HSV-2 vaccine.

	For the Three Months Ended March 31, 2013	For the Three Months Ended March 31, 2012
	(unaudited)	(unaudited)
Summary consolidated income statement data
Amounts in SEK thousands.
Net sales	7,085	5,737
Cost for goods sold	(3,195)	(2,970)
Gross profit	3,890	2,767
Selling expenses	(1,125)	(869)
Administrative expenses	(4,179)	(3,651)
Research and development costs	(6,284)	(8,639)
Other operating income and expenses	(469)	95
Operating loss	(8,167)	(10,297)
Net financial items	(96)	70
Loss before tax	(8,263)	(10,227)
Income tax	(10)	(185)
Loss for the period	(8,273)	(10,412)

Net Sales and gross profit

Net sales increased by SEK 1.3 million or 23.5% for the three-month period ended March 31, 2013 to SEK 7.1 million from SEK 5.7 million for the three-month period ended March 31, 2012. The increase is attributable to price increases and a higher volume in connection with sales to Merck Animal Health, offset by a decline in license revenue. The volume trend is also related to changes in our partners’ inventory.

Despite a decline in license revenue in the first quarter of 2013 as compared to the first quarter of 2012, gross profit increased by SEK 1.1 million or 40.6% for the three-month period ended March 31, 2013 to SEK 3.9 million from SEK 2.8 million for the three-month period ended March 31, 2012. Gross margin increased to 54.9% for the three-month period ended March 31, 2013 from 48.2% for the three-month period ended March 31, 2012, largely due to price increase, to Merck Animal Health.

Costs

Total consolidated expenses (including selling, administrative, research & development costs and other operating expenses) decreased by SEK 1.0 million or 8% for the three-month period ended March 31, 2013 to SEK 12.1 million from SEK 13.1 million for the three-month period ended March 31, 2012.

Of this, research and development costs decreased by SEK 2.4 million or 27.3% for the three-month period ended March 31, 2013 to SEK 6.3 million from SEK 8.6 million for the three-month period ended March 31, 2012. The reduction in R&D costs compared with the prior period is primarily due to lower costs for clinical trials in the three-month period ended March 31, 2013. The company’s Phase I studies for the treatment of rabies were initiated in May 2013, and cost increases can be expected to arise from the study, primarily during the latter half of the year.

Amortization and depreciation

Amortization and depreciation increased slightly for the three-month period ended March 31, 2013 amounted to SEK 0.7 million from SEK 0.6 million for the three-month period ended March 31, 2012.

Profit/Loss

The operating loss decreased 20.7% for the three-month period ended March 31, 2013 to SEK 8.2 million from SEK 10.3 million for the three-month period ended March 31, 2012. The improvement in earnings is attributable to higher net sales and lower costs compared with the prior year period. Loss for the period decreased by a similar amount, 20.5%, for the three-month period ended March 31, 2013 to SEK 8.3 million from SEK 10.4 million for the three-month period ended March 31, 2012.

Fiscal Year ended December 31, 2012 compared to Fiscal Year ended December 31, 2011

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
	(audited)	(unaudited)
Consolidated income statement data
Amounts in SEK thousands.
Net sales	18,511	22,967
Cost of goods sold	(6,916)	(6,172)
Gross profit	11,595	16,795
Selling expenses	(4,741)	(4,791)
Administrative expenses	(13,664)	(14,937)
Research and development costs	(30,111)	(30,808)
Other operating income and expenses	(887)	(254)
Operating loss	(37,808)	(33,995)
Financial income	437	1,109
Financial expenses	(310)	(384)
Net financial items	127	725
Loss before tax	(37,681)	(33.271)
Income tax	(204)	(670)
Loss for the year	(37,885)	(33,941)

Net Sales and gross profit

Net sales decreased by SEK 4.5 million, or 19.4% to SEK 18.5 million for the year ended December 31, 2012 from SEK 23.0 million for the year ended December 31, 2011 . The decline in net sales was attributable to planned lower royalty income from Pfizer and also due to lower delivery volumes to Merck Animal Health, which were partly offset by implemented price increases. Income for European Union projects in progress increased to SEK 2.9 million for the year ended December 31, 2012 from SEK 1.6 million for the year ended December 31, 2011. This increase in income was attributable to our performance under a Euorpean Union project, which occurred primarily during 2012.

The gross profit decreased by SEK 5.2 million, or 31.0% to SEK 11.6 million for the year ended December 31, 2012 from SEK 16.8 million for the year ended December 31, 2011. The gross margin decreased to 62.6% for the year ended December 31, 2012 from 73.1% for the year ended December 31, 2011, which was attributable to lower royalty and license income in 2012.

Costs

Consolidated expenses declined slightly to SEK 49.4 million for the year ended December 31, 2012 from SEK 50.8 million for the year ended December 31, 2011. Of the consolidated expenses, administrative expenses declined to SEK 13.7 million for the year ended December 31, 2012 from SEK 14.9 million for the year ended December 31, 2011 as nonrecurring costs changes in company management were recognized during 2011. Research and development costs declined slightly to SEK 30.1 million for the year ended

December 31, 2012 from SEK 30.8 million for the year ended December 31, 2011. Research and development costs included costs for the company’s proprietary Phase I influenza study, as well as costs for an upcoming new study on rabies.

Amortization and depreciation

Amortization and depreciation increased to SEK 2.3 million for the year ended December 31, 2012 from SEK 1.6 million for the year ended December 31, 2011.

Profit/Loss

The operating loss increased 11.2% to SEK 37.8 million for the year ended December 31, 2012 from SEK 34.0 million for the year ended December 31, 2011. This decline in earnings was due to lower net sales compared with the year-earlier period despite 2.7% lower costs in the prior year. Loss for the period increased by a similar amount, 11.6%, for the year ended December 31, 2012 to SEK 37.9 million from SEK 33.9 million for the year ended December 31, 2011.

Liquidity and Capital Resources

Isconova’s future capital requirements depend on numerous factors including, but not limited to, the commitments and progress of our research and development programs, the progress of pre-clinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and manufacturing costs. Isconova plans to continue to have its products in various stages of development, and believes its operating expenses and capital requirements will fluctuate depending upon the timing of certain events, such as the scope, initiation, rate and progress of its pre-clinical studies and clinical trials and other research and development activities.

As of March 31, 2013, Isconova had SEK 35.1 million in cash and cash equivalents as compared to SEK 46.2 million as of December 31, 2012.

The following table summarizes cash flows for the three months ended March 31, 2013 and 2012:

	For the Three Months Ended March 31,
	2013	2012
	(unaudited)	(unaudited)
SEK in thousands.
Summary of Cash Flows:
Net cash (used in) provided by:
Operating activities	(10,498)	(8,421)
Investing activities	(411)	(1,024)
Financing activities	(201)	(220)
Net decrease in cash and cash equivalents	(11,110)	(9,665)
Cash and cash equivalents at beginning of period	46,160	37,582
Cash and cash equivalents at end of period	35,050	27,917

Consolidated cash and cash equivalents were SEK 35.1 million for the three-month period ended March 31, 2013 and SEK 27.9 million for the three-month period ended March 31, 2012. Equity was SEK 28.2 million and the equity/asset ratio was 51% for the three-month period ended March 31, 2013 and SEK 20.1 million and the equity/asset ratio was 43% for the three-month period ended March 31, 2012.

Cash flow was a deficit of SEK 11.1 million for the three-month period ended March 31, 2013 and a deficit of SEK 9.7 million for the three-month period ended March 31, 2012. Earnings improved significantly while accounts receivable increased due to an increase in sales compared with the year-earlier period.

Gross investments in intangible and tangible non-current assets for the three-month period ended March 31, 2013 amounted to SEK 0.4 million and SEK 0.0 million, respectively, and SEK 0.6 million and SEK 0.5 million, respectively, for the three-month period ended March 31, 2012. Investments pertain primarily to the development of new proprietary patents.

The following table summarizes cash flows for the year ended December 31, 2012 and 2011:

	For the Year Ended December 31,
	2012	2011
	(audited)	(unaudited)
SEK in thousands.
Summary of Cash Flows:
Net cash (used in) provided by:
Operating activities	(32,866)	(28,439)
Investing activities	(1,855)	(1,617)
Financing activities	43,299	(7)
Net increase (decrease) in cash and cash equivalents	8,578	(30,063)
Cash and cash equivalents at beginning of period	37,582	67,645
Cash and cash equivalents at end of period	46,160	37,582

Consolidated cash and cash equivalents were SEK 46.2 million for the year ended December 31, 2012 and SEK 37.6 million for the year ended December 31, 2011. Equity was SEK 36.4 million and the equity/asset ratio was 56% for the year ended December 31, 2012 and SEK 30.0 million and the equity/asset ratio was 50% for the year ended December 31, 2011.

Cash flow from operating activities for the year ended December 31, 2012 was a deficit of SEK 32.9 million and a deficit of SEK 28.4 million for year ended December 31, 2011. The year-on-year change was due to a reduction in operating liabilities resulting from advance payments of European Union grants in 2011, which were deducted against projects in 2012.

Gross investments in intangible and tangible non-current assets for the year ended December 31, 2012 amounted to SEK 1.3 million and SEK 0.6 million, respectively, and SEK 1.4 million and SEK 0.2 million, respectively, for the year ended December 31, 2011. The investments pertained primarily to the development of new proprietary patents.

Preferential Rights Issue

Following a resolution at an Extraordinary General Meeting, Isconova implemented a new issue of shares in October 2012 with preferential rights for existing shareholders, whereby each existing share carried the entitlement to subscribe for two new shares at a subscription price of SEK 6.00 per share. Through the preferential issue, Isconova’s share capital increased SEK 8,316,904, from 4,158,452 to 12,475,356, corresponding to 12,475,356 shares. The rights issue contributed approximately SEK 50 million to Isconova before issue costs, corresponding to SEK 44.2 million after issue costs. The new share issue implemented during the fourth quarter of 2013 generated proceeds of approximately SEK 44 million in cash and cash equivalents after issue costs, which has reduced Isconova’s financial risks significantly. During 2014, additional funds will need to be provided, either from license agreements and/or from external funding.

Other than leasing agreements for machinery and equipment, no additional loan agreements have been contracted during 2012 or during the first quarter of 2013.

There are no material commitments for capital expenditures as of December 31, 2012 or March 31, 2013.

Research and Development

Isconova’s research and development activities include personnel costs for product development, clinical and regulatory activities, scientific development and quality assurance/quality control, rental costs for facilities such as analytical laboratory and financial leasing of research and development equipment, instruments, etc. Research and development costs also include external costs for clinical trials, raw material and other, and also amortization for the development of new intellectual property. Isconova, however, has not activated R&D development costs other than external costs for the development of new intellectual property. Total research and development costs for 2012 amounted to SEK 30.1 million, SEK 30.8 million in 2011 and SEK 24.7 million in 2010. The increase between 2011 and 2010 was due to the initiation of an own proprietary human clinical trial for influenza.

Contractual Obligations

Isconova’s contractual obligations include Long-term Debt Obligations, Capital Finance Lease Obligations and Operating Lease Obligations. Other Long-Term Liabilities include Advance payments from customers. There are no Purchase Obligations.

As of December 31, 2012, expected future payments related to contractual obligations were as follows:

SEK in thousands:	Total	Less than 1 Yr.	1 – 2 Years	3 – 5 Years
Long-Term Debt Obligations	1,700	780	920
Capital Finance Lease Obligations	1,066	761	305
Operating Lease Obligations	16,475	3,295	6,590	6,590
Other Long-Term Liabilities reflected on the balance sheet	10,152		10,152
Total	29,393	4,836	17,967	6,590

Long-Term Debt Obligations are loans from financial institution (ALMI) to an amount of SEK 1.7 million at December 31, 2012. These loans fall due in the period to 2015.

Isconova’s financial leases pertain to machinery and instruments. Isconova does not rent on any assets to third parties. The agreements provide the option of acquiring ownership of the objects at the end of the lease at a predetermined residual value.

Isconova’s operating leases pertain primarily to rent for premises. No assets are rented on to third parties. The rent for premises extends automatically at the end of the lease period unless advance notice of termination is provided by one of the parties.

Isconova has received an advance payment as part of a license and collaboration agreement and recorded as Other Long-Term Liabilities. When Isconova receives milestone payments and royalties under the agreement, these amounts are deducted from the advance received. The final portion of the advance is expected to be settled after 2015.

Significant Accounting Policies

The consolidated financial statements for the year ended December 31, 2012, have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting”, related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2012, Isconova has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2012) and without any early application. There is no difference between IFRS effective as per December 31, 2012, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

The 2012 Annual Report was Isconova’s first report prepared in accordance with IFRS (International Financial Reporting Standards). Historical financial information has been restated from January 1, 2011, which is the date of the accounting transition to IFRS.

The principal accounting policies applied in the preparation of the consolidated financial statements are detailed in Note 2 to the Financial Statements of Isconova.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF ISCONOVA

The following table sets forth the number of Isconova shares beneficially owned as of March 31, 2013 by all five percent shareholders, by each director and by each executive officer of Isconova. There were no stock options or warrants exercisable within 60 days of such date. Except as indicated below, all of the shares listed are held by the persons named with both sole voting and investment power.

5% Shareholder	Number of Isconova Shares Beneficially Owned	Percentage of Isconova Shares Beneficially Owned(1)
InnKap 4 Partners L.P. 1 Royal Plaza GY12H St Peter Port Guernsey	4,243,284	34.0%
Farstorps Gård AB(2) Farstorp 241 92 Eslöv	1,399,628	11.2%
Danica Pension Box 7523 103 92 Stockholm	700,850	5.6%
Peter Ragnarsson(3) Bredgatan 18C 222 21 Lund	1,215,000	9.7%

Directors and Executive Officers
Russell G. Greig	30,038	*
Bjorn Sjostrand	—	—
Bo Håkansson(2)	1,399,628	11.2%
Gunnar Fernstrom	—	—
Peter Wells	—	—
Sven Andréasson	110,000	*
Erik Bergman	5,000	*
Karin Lövgren Bengtsson(4)	44,406	*
All current directors and executive officers as a group (8 persons)	1,589,072	12.73%

(1)	* denotes that beneficial ownership is less than one percent.
(2)	Reflects 1,399,628 shares held by Farstorps Gård AB, and of which Bo Håkansson has sole voting power and investment power.
(3)	Reflects 625,000 shares held by Peter Ragnarsson and 90,000 shares held by LMK Forward AB and 500,000 shares held by LMK Ventures AB, for which Peter Ragnarsson has sole voting power and investment power.
(4)	Reflects 9,909 shares held by Buren AB, of which Karin Lovgren Bengtsson has sole voting power and investment power, and 34,497 shares held by Karin Lovgren Bengtsson.

EXPERTS

The Novavax financial statements, schedule and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports. The consolidated financial statements of Isconova have been included herein in reliance upon the report of PricewaterhouseCoopers, independent registered public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing in giving said report.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts, and certain Swedish tax considerations relating to the Exchange Offer will be passed upon for us by Setterwalls Advokatbyrå AB.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 with the SEC registering the offer and sale of our securities offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement, its exhibits, and the information incorporated in this prospectus for additional information. You should also refer to the Swedish offer document/prospectus regarding the exchange offer as well as other related documents filed with the Swedish Financial Supervisory Authority.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information we have filed with the SEC, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is a part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than, in each case, any document or portion of a document that is deemed not to be filed) after the initial filing of the registration statement that contains this prospectus and prior to the time that we exchange all of the securities offered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 12, 2013;
•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2013, filed with the SEC on May 9, 2013;
•	our Current Reports on Form 8-K, filed with the SEC on January 30, 2013, April 29, 2013, May 7, 2013, June 4, 2013, June 17, 2013 (two filings) and June 28, 2013; and
•	the description of our common stock contained in the Registration Statement on Form 10 filed with the SEC on September 14, 1995, including any amendments or reports filed for the purpose of updating such description.

You may obtain documents incorporated by reference into this prospectus at no cost by requesting them in writing or telephoning us at the following address:

Investor Relations
Novavax, Inc.
9920 Belward Campus Drive
Rockville, MD 20850
(240) 268-2000
ir@novavax.com

These filings are also made available, free of charge, on our website at www.novavax.com. The information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

Audited Consolidated Financial Statements
Isconova AB

Report of Independent Registered Public Accounting Firm

To the shareholders of Isconova AB

We have audited the accompanying consolidated balance sheet of Isconova AB as of at December 31, 2012, and the results of its operation and its cash flow for the year then ended which, as described in Note 2, have been prepared on the basis of International Financial Reporting Standards as adopted by IASB. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Isconova AB at December 31, 2012, and the results of its operation and its cash flow for the year then ended in conformity with International Financial Reporting Standards as adopted by IASB.

/s/ Öhrlings PricewaterhouseCoopers AB

Uppsala, June 4, 2013

Consolidated Statement of Comprehensive Income

Amounts in SEK 000s	Note	2012	2011 (unaudited)
Net sales	5, 6, 34	18,511	22,967
Cost for goods sold	8, 20, 34	-6,916	-6,172
Gross profit		11,595	16,795
Operating expenses
Selling expenses	7, 8, 9, 10	-4,741	-4,791
Administrative expenses	7, 8, 9, 10	-13,664	-14,937
Research and development costs	7, 8, 9, 10	-30,111	-30,808
Other operating income	34	-887	-254
Operating loss		-37,808	-33,995
Financial income	11	437	1,109
Financial expenses		-310	-384
Net financial items	34	127	725
Loss before tax		-37,681	-33,271
Income tax	12, 34	-204	-670
Loss for the year		-37,885	-33,941
Total comprehensive loss for the year		-37,885	-33,941
Earnings per share (expressed in SEK per share)	13
Earnings per share (before dilution)		-7.81	-8.29
Earnings per share (after dilution)		-7.81	-8.29

Total comprehensive income is attributable to Parent Company shareholders. The loss for the year corresponds with the total comprehensive income.

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Consolidated Balance Sheet

Amounts in SEK 000s	Note	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
ASSETS
Non-current assets
Intangible assets	15
Patent, licenses and rights		5,584	6,416	2,553
Total intangible assets		5,584	6,416	2,553
Tangible non-current assets	16
Machinery and instruments	34	806	1,642	2,714
Equipment, tools, fixtures and fittings		680	328	190
Tangible non-current assets		1,486	1,970	2,904
Deferred tax assets	18, 34	88	147	817
Total non-current assets		7,158	8,533	6,274
Current assets
Inventories	20	4,686	5,333	4,954
Accounts receivable	21	1,308	3,859	2,501
Tax assets		937	493	334
Other receivables incl. interim receivables	22	4,665	4,438	3,365
Cash and cash equivalents	23	46,160	37,582	67,645
Total current assets		57,756	51,705	78,799
TOTAL ASSETS		64,914	60,238	85,072
EQUITY	34
Equity that can be attributed to Parent Company shareholders
Share capital	24	12,475	4,158	4,012
Other capital contributions		185,565	149,657	144,898
Retained earnings including comprehensive income for the year		-161,668	-123,783	-89,843
Total equity		36,372	30,032	59,067
LIABILITIES
Non-current liabilities
Borrowing	25, 34	1,225	2,673	4,451
Advance payments from customers	26, 34	10,152	9,421	5,690
Deferred tax liabilities	18, 34	145	—	—
Total non-current liabilities		11,522	12,094	10,141
Current liabilities
Borrowing	25, 34	1,542	1,875	2,087
Advance payments from customers	26, 34	1,243	2,714	1,662
Accounts payable		7,307	6,433	4,208
Other liabilities	27	2,274	865	951
Accrued expenses and deferred income	28	4,654	6,224	6,956
Total current liabilities		17,020	18,111	15,864
TOTAL EQUITY AND LIABILITIES		64,914	60,238	85,072

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Consolidated Report of Changes in Equity

Amounts in SEK 000s	Note	Share capital	Other capital contributions	Retained earnings	Total equity
Opening balance (OB), January 1, 2011 (unaudited) (according to former accounting policies)	34	4,012	18,064	39,280	61,356
Change in accounting policies to IFRS			126,834	-129,123	-2,289
OB under IFRS at January 1, 2011		4,012	144,898	-89,843	59,067
Comprehensive income (unaudited)
Loss for the year				-33,941	-33,941
Total comprehensive loss		—	—	-33,941	-33,941
Transactions with shareholders (unaudited)
New share issues		146	4,988		5,134
Issue costs			-229		-229
Total transactions with shareholders		146	4,759	—	4,905
Opening balance, January 1, 2012 (unaudited)		4,158	149,657	-123,783	30,032
Comprehensive income
Loss for the year				-37,885	-37,885
Total comprehensive income		—	—	-37,885	-37,885
Transactions with shareholders
Personnel warrants – vested value from employees’ service			46		46
New share issue		8,317	41,584		49,901
Issue costs			-5,722		-5,722
Total transactions with shareholders		8,317	35,908	—	44,225
Closing balance at December 31, 2012		12,475	185,565	-161,668	36,372

The entire equity is attributable to the Parent Company shareholders.

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Consolidated Cash-Flow Statement

Amounts in SEK 000s	Note	2012	2011 (unaudited)
Cash flow from operating activities
Operating loss before financial items		-37,808	-33,995
Other non-cash items	31	2,381	1,648
Interest received		437	1,109
Interest paid		-233	-384
Cash flow from operating activities before changes in working capital		-35,223	-31,622
Cash flow from changes in working capital
Increase/decrease of inventories/work in progress		647	-379
Increase/decrease of operating receivables		1,880	-2,590
Increase/decrease of operating liabilities		-170	6,152
Total changes in working capital		2,357	3,183
Cash flow from operating activities		-32,866	-28,439
Cash flow from investing activities
Investments in intangible assets		-1,281	-1,405
Investments in tangible non-current assets		-574	-212
Cash flow from investing activities		-1,855	-1,617
Cash flow from financing activities
New share issue		44,179	873
Repayment of debt		-880	-880
Cash flow from financing activities		43,299	-7
Decrease/increase in cash and cash equivalents		8,578	-30,063
Cash and cash equivalents at the start of the year		37,582	67,645
Cash and cash equivalents at year-end		46,160	37,582

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Parent Company Income Statement

Amounts in SEK 000s	Note	2012 (unaudited)	2011 (unaudited)
Net sales	6, 35	14,381	17,744
Cost for goods sold	8, 20	-6,517	-5,798
Gross profit		7,864	11,946
Selling expenses	7, 8, 9, 10	-3,740	-4,791
Administrative expenses	7, 8, 9, 10	-13,664	-14,937
Research and development costs	7, 8, 9, 10	-30,111	-30,808
Other operating income/costs		-887	-254
Operating loss		-40,538	-38,845
Profit/loss from financial items
Profit from participations in Group companies	11, 17	2,572	4,667
Interest income and similar items		437	1,109
Interest expense and similar items		-233	-256
Total profit from financial items	35	2,776	5,521
Loss after financial items		-37,762	-33,324
Tax on loss for the year	12, 35	-182	-657
Loss for the year		-37,944	-33,980

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Parent Company Balance Sheet

Amounts in SEK 000s	Note	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
ASSETS
Non-current assets
Intangible non-current assets	15
Patent, licenses and rights		5,584	6,416	2,553
Total intangible non-current assets		5,584	6,416	2,553
Tangible non-current assets	16
Equipment, tools, fixtures and fittings		680	328	190
Tangible non-current assets		680	328	190
Financial non-current assets
Participations in Group companies	17	5,000	5,000	5,000
Total financial non-current assets		5,000	5,000	5,000
Total non-current assets		11,264	11,744	7,743
Current assets
Inventories	20	4,686	5,333	4,954
Total inventories		4,686	5,333	4,954
Current receivables
Accounts receivable	21	1,308	3,858	2,502
Receivables from Group companies		1,440	429	731
Tax assets		937	493	334
Deferred tax assets		0	182	912
Other receivables incl. interim receivables	22	2,481	3,675	2,267
Total current receivables		6,166	8,637	6,746
Cash and bank balances	23	46,152	37,579	67,645
Total current assets		57,004	51,550	79,345
TOTAL ASSETS		68,267	63,293	87,088

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Parent Company Balance Sheet — (Continued)

Amounts in SEK 000s	Note	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
EQUITY
Restricted equity
Share capital	24	12,475	4,158	4,012
Restricted reserves		22,064	22,064	22,064
Total restricted equity		34,539	26,222	26,076
Non-restricted equity
Unrestricted reserves		44,767	42,838	38,080
Loss for the year		-37,944	-33,979	—
Total non-restricted equity		6,824	8,859	38,080
Total equity		41,362	35,081	64,156
LIABILITIES
Non-current liabilities
Borrowing	25, 35	920	1,700	2,580
Deferred tax liabilities		145	145	219
Advance payments from customers	26, 35	10,152	9,421	5,690
Total non-current liabilities		11,217	11,266	8,489
Current liabilities
Borrowing	26, 35	780	880	880
Advance payments from customers	26, 35	1,243	2,714	1,662
Accounts payable		7,307	6,433	4,208
Other current liabilities	27	1,727	715	758
Accrued expenses and deferred income	28	4,633	6,204	6,935
Total current liabilities		15,688	16,946	14,443
TOTAL EQUITY AND LIABILITIES		68,268	63,293	87,088
Pledged assets	29	12,300	12,300	12,300
Contingent liabilities		—	—	—

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Parent Company Statement of Changes in Equity

		Restricted equity			Non-restricted equity
Amounts in SEK 000s	Note	Share capital	Revaluation reserve	Statutory reserve	Share premium reserve	Retained earnings	Total equity
Opening balance (OB), January 1, 2011 (unaudited) (according to former accounting policies)	35	4,012	4,000	18,064	126,834	-86,812	66,098
Change in accounting policies to IFRS						-1,943	-1,943
OB under IFRS at January 1, 2011		4,012	4,000	18,064	126,834	-88,755	64,156
Comprehensive income (unaudited)
Loss for the year						-33,980	-33,980
Transactions with shareholders (unaudited)
New share issues		146			4,988		5,134
Issue expenses					-229		-229
Opening balance, January 1, 2012		4,158	4,000	18,064	131,593	-122,735	35,082
Comprehensive income (unaudited)
Loss for the year						-37,944	-37,944
Transactions with shareholders
Personnel warrants – vested value from employees’ service					46		46
New share issue		8,317			41,584		49,901
Issue expenses					-5,722		-5,722
Closing balance at December 31, 2012 (unaudited)		12,475	4,000	18,064	167,502	-160,678	41,362

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Parent Company Cash-Flow Statement

Amounts in SEK 000s	Note	2012 (unaudited)	2011 (unaudited)
Cash flow from operating activities
Operating loss before financial items		-40,538	-38,845
Adjustments for non-cash items, etc.	31	2,381	1,648
Interest received		437	1,109
Interest paid		-233	-256
Cash flow from operating activities before changes in working capital		-37,953	-36,344
Cash flow from changes in working capital
Increase/decrease of inventories/work in progress		647	-379
Increase/decrease in accounts receivable		2,550	-1,356
Increase/decrease of operating receivables		-260	-1,266
Increase/decrease in accounts payable		874	2,225
Increase/decrease of operating liabilities		-1,300	4,010
Total changes in working capital		2,511	3,234
Cash flow from operating activities		-35,442	-33,109
Investing activities
Investments in intangible non-current assets		-1,281	-1,405
Investments in tangible non-current assets		-574	-212
Cash flow from investing activities		-1,855	-1,617
Financing activities
New share issue		44,179	873
Repayment of debt		-880	-880
Group contributions		2,572	4,667
Cash flow from financing activities		45,871	4,660
Cash flow for the year		8,573	-30,066
Cash and cash equivalents at the start of the year		37,579	67,645
Cash and cash equivalents at year-end		46,152	37,579

The notes on pages F-12 to F-50 comprise an integrated part of the consolidated financial statements.

Notes to the Financial Statements

(Information relating to Fiscal Year 2011, including references to January 1, 2011 and December 31, 2011, are unaudited.)

NOTE 1 GENERAL INFORMATION

Isconova AB (the Parent Company) and its subsidiaries (jointly — the Group) is a leading international vaccine adjuvant company. Isconova has broad expertise in vaccine systems and the company develops vaccines with partners for human and veterinary medicine. Isconova has patented technology, a robust product platform, production and sale of adjuvants and a number of collaboration projects with leading international vaccine and pharmaceutical companies.

Isconova has developed several adjuvants, all of which are based on an immune-stimulating technology platform. Since 2005, Isconova has reported income for product deliveries in the veterinary field and there are currently seven veterinary vaccines on the market that use Isconova’s platform.

Isconova AB is registered and has its head office in Sweden. The head office address is Kungsgatan 109, Uppsala, Sweden. The company is listed on NASDAQ OMX First North Premier with Pareto Öhman AB as certified adviser.

These consolidated financial statements and annual report were approved for publication by the Board on April 24, 2013.

All amounts are reported in SEK 000s unless specified otherwise.

Figures in parentheses refer to the preceding year.

NOTE 2 SUMMARY OF KEY ACCOUNTING POLICIES

The principal accounting policies applied to the preparation of these consolidated financial statements are detailed below. These policies were applied consistently for all the years presented unless specified otherwise.

2.1 Basis for Preparation of the Accounts

The consolidated financial statements for the year ended December 31, 2012, have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting”, related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2012, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2012) and without any early application. There is no difference between IFRS effective as per December 31, 2012, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

This report is Isconova AB’s first report prepared in accordance with IFRS (International Financial Reporting Standards). Historical financial information has been restated from January 1, 2011, which is the date of the accounting transition to IFRS. Explanations of the transition from the previously applied accounting principles to IFRS and the effects of the restatement on the income statement and equity are explained in Note 34.

The consolidated financial statements were prepared according to the cost method. The principal accounting policies applied in the preparation of these consolidated financial statements are detailed below. These policies were applied consistently for all the years presented unless specified otherwise.

The Parent Company’s financial statements were prepared in accordance with RFR 2 Accounting for Legal Entities and the Swedish Annual Accounts Act. Those cases where the Parent Company applies other accounting principles than the Group are stated separately at the end of this note. The transition to RFR 2 impacted the Parent Company, see Note 35.

Notes to the Financial Statements

NOTE 2 SUMMARY OF KEY ACCOUNTING POLICIES  – (continued)

The preparation of reports in line with IFRS requires the use of a number of important estimates for accounting purposes. In addition, management must make certain assessments in the application of the Group’s accounting policies, see Note 4.

Standards, Amendments and Interpretations of Existing Standards that Have Yet to Enter into Force and Which Have Not Been Applied in Advance by Isconova AB

A number of new standards and amendments of interpretations and existing standards entered force for fiscal years commencing after January 1, 2013 and were not applied to the preparation of the Group’s financial statements. None of these is expected to have any material impact on the Group’s financial statements with the exception of those stated below:

IFRS 12 — Disclosure of Interests in Other Entities — encompasses disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group intends to apply IFRS 12 for the fiscal year starting January 1, 2013 and has yet to evaluate its full impact on the financial statements.

No other IFRS or IFRIC interpretations that have yet to enter force are expected to have any material impact on the Group.

2.2 Consolidated Financial Statements

Subsidiaries are defined as all companies in which the Group has the power to govern the financial and operating strategies (controlling influence) in a manner that usually stems from holding shares corresponding to more than half of the votes. Subsidiaries are included in the consolidated financial statements from the day on which controlling influence accrues to the Group and excluded from the day on which controlling influence ceases.

Intra-Group transactions, balance-sheet items and unrealized gains and losses on transactions between Group companies are eliminated.

2.3 Segment Reporting

Operating segments are reported in a manner that is consistent with the internal reporting submitted to the chief operating decision maker (CODM). The CODM is responsible for the allocation of resources and the assessment of the performance of the operating segments. In the Group, this CODM has been identified as the President and CEO, since this person makes the strategic decisions. Isconova has only identified one operating segment.

2.4 Translation of Foreign Currency

Functional Currency and Presentation Currency

The various units in the Group use the local currency as the functional currency since the local currency is defined as the currency used in the primary economic environment in which each respective unit is mainly active. SEK is used in the consolidated financial statements and this is the functional currency of the Parent Company and the Group’s presentation currency. All companies in the Isconova Group use SEK as their functional currency.

Transactions and Balance-Sheet Items

Transactions in foreign currencies are translated into the functional currency at the exchange rates applying on the transaction date. Exchange gains and losses arising from the settlement of such transactions and on the translation of monetary assets and liabilities denominated in foreign currencies at the closing date rates, are recognized in operating profit in profit or loss.

Notes to the Financial Statements

NOTE 2 SUMMARY OF KEY ACCOUNTING POLICIES  – (continued)

2.5 Intangible Assets

Expenses for Research and Development

Expenses for research are expensed on an ongoing basis as they arise. Expenses for development work are expensed on an ongoing basis as they arise unless they meet the requirements for capitalization under IAS 38. The regulations and uncertainty mean that the criteria were not met during the period and, accordingly, development costs were expensed when incurred.

Acquired Research and Development

The acquisition of the rights and the development of product lines for adjuvants were expensed. The actual cost of and directly attributable costs to these adjuvants were expensed. Costs for the development of new patents are capitalized when they arise.

Patents and licenses are amortized on a straight-line basis over a period of 5 years.

2.6 Tangible Non-current Assets

Tangible non-current assets are recognized at cost less any depreciation. Cost includes any expenses that are directly attributable to the acquisition of the asset.

Additional charges are added to the carrying amount of the asset or are recognized as a separate asset, depending on which method is appropriate, and only when it is likely that the future economic benefits associated with the asset will accrue to Isconova, and when the cost of the asset can be reliably measured. The carrying amounts of those parts that are replaced are derecognized from the balance sheet. All other forms of repairs and maintenance are recognized as costs in profit or loss during the period in which they arise.

Each part of a tangible non-current asset with a cost that is a significant proportion of the total cost of the asset is depreciated separately. Depreciation is performed on a straight-line basis as follows:

Machinery and instruments	5 years
Equipment, tools, fixtures and fittings	5 years

The residual values and useful lives of assets are tested at the end of each reporting period and adjusted as necessary. The carrying amount of an asset is immediately impaired to the asset’s recoverable amount if the carrying amount of the asset exceeds its assessed recoverable amount.

Profits or losses on the sale or divestment of tangible non-current assets are confirmed through comparison of the sale proceeds and the carrying amount and then recognized in other operating income or other operating costs in profit or loss.

2.7 Impairment of Non-financial Assets

Assets that are subjected to impairment are assessed with regard to their decline in value whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is effected in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling expenses, and its value in use. When assessing the impairment requirement, assets are grouped at the lowest level at which separate identifiable cash flows (cash-generating units) exist.

Notes to the Financial Statements

NOTE 2 SUMMARY OF KEY ACCOUNTING POLICIES  – (continued)

2.8 Financial Instruments

2.8.1 Classification

The Group classifies its financial assets and liabilities under the following categories:  “loan receivables and accounts receivable” and “other financial liabilities.”

Classification depends on the underlying reason for acquiring the asset or incurring the liability.

Loan receivables and Accounts Receivable

Loan receivables and accounts receivable are non-derivative financial assets with fixed or determinable payments that are not listed on an active market. These amounts are included under current assets, with the exception of items falling due more than 12 months after the closing date, which are classified as non-current assets. The Group’s “loan receivables and accounts receivable” comprise accounts receivable, cash and cash equivalents as well as the financial instruments recognized under other receivables.

Other Financial Liabilities

The Group’s liabilities to credit institutions, accounts payable and the portion of current liabilities that pertains to financial instruments are classified as other financial liabilities.

2.8.2 Recognition and Measurement

Purchases and sales of financial assets are recognized on the transaction date, which is the date on which the Group becomes obligated to purchase or sell the asset. Financial instruments are initially recognized at fair value plus transaction costs. Financial assets are derecognized from the balance sheet when the right to receive cash flows from the instrument have expired or been transferred and the Group has transferred, substantially, all of the risks and benefits of ownership. Financial liabilities are derecognized from the balance sheet when the obligation specified in the contract is either discharged or extinguished by another means.

After the acquisition date, loan receivables and accounts receivable as well as other financial liabilities are recognized at amortized cost through application of the effective interest method.

2.8.3 Offsetting Financial Instruments

Financial assets and liabilities are only offset and recognized with a net amount in the balance sheet when a legal right exists for offsetting the recognized amounts and there is an intent to pay these amounts or to concurrently sell the asset and settle the liability.

2.8.4 Impairment of Financial Instruments

Assets recognized at amortized cost (loan receivables and accounts receivable)

At the end of each reporting period, the Group assesses whether objective evidence exists of a need for impairment of a financial asset or group of financial assets. A financial asset or a group of financial assets is deemed to have an impairment requirement and then impaired only when objective evidence exists of an impairment requirement as a consequence of the occurrence of one or more events following initial recognition of the asset or group of assets and that this event/or events impacted the estimated future cash flows for the asset or group of assets in a manner that can be reliably estimated.

The impairment is estimated as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted to the financial asset’s original effective interest. The carrying amount of the asset is impaired and the impairment recognized in the Group’s profit or loss. Should the impairment requirement decrease in a subsequent period and this decrease be attributable to an event that took place subsequent to the recognition of the impairment, a reversal is recognized of the previously recognized impairment in the Group’s profit or loss.

2.9 Accounts Receivable

Accounts receivable is defined as those amounts payable by customers for products sold as part of business activities. If payment is expected within a year, the asset is classified as a current asset. If not, the asset is recognized as a non-current asset.

Notes to the Financial Statements

NOTE 2 SUMMARY OF KEY ACCOUNTING POLICIES  – (continued)

Accounts receivable are initially recognized at fair value and, thereafter, at amortized cost through application of the effective interest method, less any provisions for impairment.

2.10 Cash and Cash Equivalents

In both the balance sheet and cash-flow statement, cash and cash equivalents include cash and bank balances as well as current investments.

2.11 Accounts Payable

Accounts payable are commitments to pay for goods or services acquired in business activities from suppliers. Accounts payable are classified as current liabilities if they fall due within one year. Otherwise they are recognized as non-current liabilities.

Accounts payable are recognized at their nominal amount. The carrying amounts of accounts payable are presumed to correspond to their fair value since this post is of a short-term nature.

2.12 Current and Deferred Tax

The tax expense for the period comprised current and deferred tax. The current tax expense is calculated based on the applicable tax rules as of the closing date in those countries where the Parent Company and its subsidiaries operate and generate taxable income.

Deferred tax is recognized, in accordance with balance sheet liability method, on all temporary differences arising between the tax-assessment value of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax is not recognized if it arises from a transaction that constitutes the initial recognition of an asset or liability that does not constitute a business combination and, which, at the transaction date, does not impact recognized earnings or earnings for tax purposes. Deferred tax is calculated by applying the tax rates and laws that have been decided or announced on the closing date and that are expected to apply when the deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets pertaining to loss carryforwards are recognized to the extent that it is likely that future taxable surpluses will be available to offset these assets against.

Deferred tax assets and liabilities are offset when a legal right of offset exists for current tax assets and tax liabilities, and when the deferred tax assets and liabilities are attributable to taxes levied by one and the same tax authority and pertain to the same tax subject or different tax subjects, where intent exists to settle the balances through net payments.

2.13 Borrowing

Borrowing is initially recognized at fair value, net after transaction costs. Thereafter, borrowing is recognized at amortized cost and any difference between amounts received (net after transaction costs) and the repayment amount is recognized in profit or loss over the duration of the loan term through application of the effective interest method.

2.14 Remuneration to Employees

Pension Obligations

Obligations pertaining to retirement pensions and survivors’ pensions for salaried employees in Sweden are secured through an insurance policy with Alecta. According to a statement from the Swedish Financial Reporting Board, UFR 3, this comprises a multi-employer defined-benefit plan. For the 2012 fiscal year, the Group has not had access to information that would allow this plan to be reported as a defined-benefit plan. Accordingly, the ITP pension plan, which is secured through an insurance policy with Alecta, is reported as a defined-contribution plan. For 2012, contracted pension insurance fees with Alecta totaled SEK 760,000 (888,000). Alecta’s surplus can be distributed to policy holders and/or those insured. At the end of 2012, Alecta’s surplus in the form of the collective funding ratio was 129 percent (113). The collective funding ratio comprises the market value of Alecta’s assets as a percentage of the insurance commitments calculated according to Alecta’s actuarial assumptions, which do not comply with IAS 19.

Notes to the Financial Statements

NOTE 2 SUMMARY OF KEY ACCOUNTING POLICIES  – (continued)

Share-Based Remuneration

The Group has invited employees to subscribe for warrants (equity instruments), whereby the employees have paid a consideration corresponding to the fair value of the warrants and, thus, no expense was recognized in profit or loss for these programs.

In addition, the Group has also invited employees to subscribe for warrants, without payment of any consideration, whereby the warrants comprise share-based remuneration under IFRS 2. This program means that employees, for a defined period, earn vesting rights to warrants (equity instruments) for which, when the warrants have vested, the employees will be able to subscribe for shares at a defined exercise price during the redemption period. The fair value of the allocated warrants, estimated in line with the Black & Scholes model, is expensed on an ongoing basis during the vesting period and recognized against other capital contributions.

When the warrants are exercised, the company issues new shares. After reduction for any directly attributable transaction costs, payments received are credited to share capital (quotient value) and other capital contributions when the warrants are exercised.

The social security contributions arising on the allocation of warrants are deemed an integral part of the allotment and, accordingly, the cost is treated as cash-settled share-based remuneration.

2.15 Income Recognition

Income comprises the fair value of the compensation that has been received or that will be received in return for the sale of goods as part of the Group’s ongoing business activities. Income is recognized excluding VAT and discounts, and after the elimination of intra-Group sales. Isconova’s income derives primarily from the sale of goods, services, license rights and royalty payments.

Income from the sale of goods is recognized when the risks and benefits of ownership have transferred to the buyer, which normally takes place in conjunction with delivery, and when the income and associated expenses can be reliably calculated and when it is probable that the economic benefits associated with the sale of the units will accrue to the Group.

Income from services performed pertain primarily to remuneration for research collaboration projects, which are received on an ongoing basis and recognized over the period of the collaboration and when the work is performed. Isconova has an agreement with a collaboration partner under which the company continuously receives payment for research collaboration that is later deducted from other compensation, for example, royalties or milestones payments. Accordingly, these payments are continuously recognized as “advance payments from customers” and are not included in sales.

Income from the sale of license rights comprise lump sum payments when an agreement is signed — these payments do not normally have any repayment obligation. The compensation pertains to the right to utilize Isconova’s products as a component of a proprietary product (the vaccine) and sell it in a specifically defined geographic area. If the lump sum payment encompasses more than one delivery (for example, the sale of rights and transfer of technology), income is distributed by fair value for each milestone delivery. Milestones — are triggered when development targets or sales targets are attained according to the definitions in each agreement, for example at the end of clinical trials or when the authorities approve registration.

Royalty income is continuously received when a counterparty recognizes the sale. Income is recognized in the same period in which the sale took place.

Interest income is recognized as revenue over the duration of the contract, applying the effective interest method.

Government support is recognized at fair value when reasonable certainty exists that the support will be received and, accordingly, that the Group will meet all of the attached terms. Government support that is

Notes to the Financial Statements

NOTE 2 SUMMARY OF KEY ACCOUNTING POLICIES  – (continued)

attributable to expected costs is recognized as deferred income. The support is recognized as income in the period in which the costs arise that the government support is intended to compensate.

2.16 Leasing

The Group holds leasing agreements pertaining to machinery and instruments.

Leasing where a substantial part of the risks and advantages of ownership are retained by the lessor is classified as operating leases. Payments that are made during the lease period are expensed in the income statement straight-line over the duration of the lease.

Leasing agreements where the Group, essentially, owns the economic risks and benefits associated with ownership are classified as financial leases. At the start of the leasing period, financial leases are recognized in the balance sheet at the lower of the leasing object’s fair value and the present value of the minimum lease payments. Agreements pertaining to machinery and instruments were classified as financial leases in the Group. Each lease payment is allocated between amortization of the liability and financial expenses. The corresponding payment obligation, less deductions for financial expenses, is included in the balance-sheet items, borrowing (long-term or short-term). The interest portion of these financial expenses is recognized in profit or loss allocated over the duration of the lease so that each leasing period is charged with an amount corresponding to a fixed-interest rate for the recognized liability for each period. Non-current assets held under financial leases are depreciated over the leasing period. Where it can be determined with a reasonable degree of certainty that ownership transfers to the leaseholder at the end of the leasing period, the asset is depreciated through application of the same lifetime use as those that apply for similar assets owned directly.

2.17 Cash-Flow Statement

The cash-flow statement has been prepared in accordance with the indirect method. This means that earnings are adjusted for transactions that did not entail any payments received or disbursed during the period and for any income and costs attributable to cash flow from investing or financing activities.

2.18 Parent Company Accounting Policies

In conjunction with the transition to IFRS accounting in the consolidated financial statements, the Parent Company has changed to the application of RFR 2 Reporting for Legal Entities. Comparative figures for 2011 were restated. Those cases where the Parent Company applies other accounting principles than the Group are stated separately at the end of this note.

Presentation Format

Income statements and balance sheets follow the format in the Annual Accounts Act. The consolidated statement of changes in equity follows the Group format but contains the columns specified in the Annual Accounts Act. The formats used for the Parent Company differ with regard to terminology compared with the consolidated financial statements, primarily with regard to financial income and expenses, provisions and equity items.

Participations in Subsidiaries

Participations in subsidiaries are recognized at cost, less any impairment losses or gains. Cost includes acquisition-related costs and any supplementary purchase considerations.

When an indication exists that participations in subsidiaries have declined in value, a calculation is made of the recoverable amount. If this value is lower than the carrying amount an impairment is performed. Impairment is recognized in items under profit from participations in Group companies.

Lease Agreements

All lease agreements, irrespective of whether they are operating or financial, are classified as operating leases.

Notes to the Financial Statements

NOTE 2 SUMMARY OF KEY ACCOUNTING POLICIES  – (continued)

Segment Reporting

Information is provided only regarding the allocation of net sales by line of business and geographic market.

Group Contributions

A Group contribution received from a subsidiary is recognized as a dividend received from a subsidiary, in other words, as financial income. A Group contribution paid to a subsidiary is recognized as a financial expense in profit or loss.

Financial Instruments

IAS 39 is not applied in the Parent Company, financial instruments will continue to be measured at cost.

NOTE 3 FINANCIAL RISK FACTORS

Note 3.1 Financial Risk Factors

Through its operations, the Group is exposed to various financial risks: market risk (including currency risk and interest risk), credit risk and liquidity risk. These risks are managed in line with Isconova’s financial policy, which is set by the company’s Board. The Board reviews the policy and monitors the management of financial activities at least once a year, or when necessary. The Group’s overall strategy focuses on reducing potentially adverse effects on the Group’s financial earnings.

a) Market Risk

(i) Currency Risk

Isconova is exposed to currency risk since the company has transactions in foreign currencies. Since Isconova has no assets or liabilities in foreign currencies, no translation risk exists.

Transaction Risk

Transaction risk is the risk of the Group’s net earnings and cash flow being impacted as a result of the commercial flows in foreign currencies changing due to changes in exchange rates. Generally, different currencies are used at Isconova for sales and for purchasing which gives rise to this exposure. Most of Isconova’s sales are invoiced in foreign currency, mainly in USD and EUR. Only a small portion of operating expenses is denominated in corresponding currencies. Transaction risk is reduced to some extent, since Isconova has both inflows and outflows denominated in USD and EUR, but the company is still continuously exposed to transaction risk. The Group had no forward contracts on exchange rates during 2012 or 2011. The Group’s financial policy allows for hedging of up to 50% of net flows. The exposure to transaction risk is followed up on a regular basis by the finance department.

In 2012 and 2011, exchange-rate differences recognized in profit or loss amounted to a loss of 768 (loss: 254) for 2012.

The Group had the following currency exposure for accounts receivable and other receivables:

	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
SEK	5,628	4,989	4,062
USD	38	1,589	1,188
EUR	499	2,212	227
Other currencies	746	0	723
Total	6,911	8,790	6,200

Notes to the Financial Statements

NOTE 3 FINANCIAL RISK FACTORS  – (continued)

Currency exposure for accounts payable and other liabilities is as follows:

	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
SEK	12,554	10,995	11,317
USD	626	104	0
EUR	1,036	2,280	798
Other currencies	19	143	0
Total	14,235	13,522	12,115

If the SEK strengthens/weakens against the EUR by +/- SEK 0.10 with all other variables unchanged, the effect on net profit at December 31, 2012 would have been approximately +/- 14 tkr (20), largely as a result of liabilities in EUR.

If the SEK strengthens/weakens against the USD by +/- SEK 0.10 with all other variables unchanged, the effect on net profit at December 31, 2012 would have been approximately +/- 20 tkr (20), largely as a result of liabilities in USD.

ii) Interest Risk

Interest risk is defined as the risk that changes in general interest rates negatively affect the Group’s net earnings. Since Isconova’s borrowing was at fixed interest rates in SEK during 2012 and 2011, Isconova was not affected by changes in general interest rates during the period. Isconova can be affected by interest risk, for example, when renegotiating loans and negotiating new credit facilities. Isconova’s finance department is responsible for the management of interest risk. The main objective of the company’s interest risk management is to reduce negative effects of interest-rate fluctuations on net interest items. This goal was met through borrowing at fixed-interest rates. The fixed-interest rate on the loan was 7.7% (7.7).

Isconova’s cash and cash equivalents totaled 46,160 (37,582 at December 31, 2011 and 67,645 at January 1, 2011) and was subject to a variable interest rate. The Group’s interest income was affected by changes in the general interest rates.

The Group has limited interest risk pertaining to borrowing since liabilities to credit institutions are under fixed-interest terms. On the closing date, liabilities subject to variable interest rates were 1,066 (1,968) and the company’s cash and cash equivalents totaled 46,160 (37,582).

A change in interest rates of +/- 0.50% would affect net interest items by +/- SEK 225 (178).

b) Credit Risk

Credit risk or counterparty risk is the risk that the counterparty to a financial transaction does not fulfill its obligations on the maturity date. Isconova’s credit risk comprises cash and cash equivalents, accounts receivable and other receivables. The credit risk pertaining to cash and cash equivalents is assessed as low as the counterparties are major well-known banks in Sweden with high credit worthiness (credit rating for short-term investments A-2/P-2/K-1). Isconova believes its risk of bad debt losses is low since sales are made to collaboration partners with which the Group has cooperated for long periods of time and/or good experience in terms of payment readiness. The Group monitors its customers’ credit ratings and reviews its terms of credit based on approved guidelines if and when required.

The Group had no credit losses and no significant credit risks exist.

c) Liquidity Risk

Liquidity risk is defined as the risk that the Group lacks adequate cash and cash equivalents to meet payments pertaining to commitments for financial liabilities. The goal of the company’s liquidity management is to reduce the risk that the Group does not have adequate cash and cash equivalents to meet its commercial

Notes to the Financial Statements

NOTE 3 FINANCIAL RISK FACTORS  – (continued)

obligations. Cash and cash equivalents are allocated to two portfolios, one for operating liquidity and the other for surplus liquidity. Operating liquidity is defined as the funds that must always be available to cover three months’ payments.

Surplus liquidity is invested with a term of six months with a permitted interval of +/- six months. The maximum term for an individual investment is one year. All assets must be issued in SEK. Permitted counterparties/limits are the government and municipalities (100% per class/issuer) as well as banks subject to the Swedish Financial Supervisory Authority’s and/or corresponding Nordic institute’s supervision (100% per class/issuer).

Cash flow forecasts are prepared every month. Management closely monitors rolling forecasts of the Group’s liquidity reserve to ensure that the Group has adequate cash and cash equivalents to meet the requirements of business activities.

Liquidity is defined as the cash and cash equivalents needed to meet the Group’s ongoing commercial obligations.

At December 31, 2012, consolidated cash and cash equivalents totaled 46,160 (37,582 at December 31, 2011 and 67,645 at January 1, 2011). The Group had no unutilized credit facilities. In other regards, future charges to liquidity pertain to the payment of accounts payable and other current liabilities as well as the repayment of loans. The following table shows the contracted undiscounted cash flows from the Group’s financial liabilities, which comprise financial liabilities allocated by the term remaining to the contractual maturity date at the closing date.

At December 31, 2012	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
Liabilities to credit institutions (excl. financial leases)	780	920	—	—
Liabilities pertaining to financial leases	761	305	—	—
Accounts payable	7,307	—	—	—
Other current liabilities	6,928	—	—	—

At December 31, 2011 (unaudited)	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
Liabilities to credit institutions (excl. financial leases)	880	1,700	—	—
Liabilities pertaining to financial leases	995	973	—	—
Accounts payable	6,433	—	—	—
Other current liabilities	7,089	—	—	—

3.2 Management of Capital Risk

The Group’s capital structure goal is to secure the Group’s ability to continue its operations, so that it can continue to generate returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to keep the cost of capital down.

The Group’s capital risk is assessed based on the Group’s equity/assets ratio:

	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Equity	36,372	30,032	59,067
Total assets	64,914	60,238	85,072
Equity/assets ratio	56%	50%	69%

Isconova’s operations as they stand currently are assessed as being fully funded until the first quarter of 2014. The company is working with various alternatives including licensing and partnership agreements, and external financing for the future funding of operations.

Notes to the Financial Statements

NOTE 4 IMPORTANT ESTIMATES AND ASSESSMENTS

Estimates of the value of balance sheet items and assessments on application of accounting policies are evaluated on an ongoing basis and based on historical experience and other factors, including expectations of future events, considered reasonable under current circumstances.

Important Estimates and Assessments for Accounting Purposes

The Group makes estimates and assessments concerning the future. Those estimates for accounting purposes that arise from these will, by definition, seldom correspond to the actual outcome. The estimates and assessments that could entail a significant risk of considerable adjustments in the carrying amounts of assets and liabilities in the coming fiscal years are dealt with in brief below.

Income Recognition

Isconova’s revenue model is governed by contracts with licensees for delivery, sale, scientific support/development and distribution. The revenue model is based on lump sum payments on the conclusion of contracts, milestone payments, supply of material for clinical trials and scientific support/development up to market registration and, subsequently, royalties from licensees’ net sales, in addition to payments for the supply of products.

Since milestone payments do not represent long-term and sustainable revenue sources, Isconova will, in the longer term, be dependent on the successful commercialization and market introduction of the company’s vaccine candidates. Isconova’s revenue model also includes income from the sale of research reagents to potential customers and collaboration partner such as pharmaceutical companies, research groups and antibody producers. Isconova consistently assesses the possibility of participating in attractive development projects. For example, Isconova is currently involved in a number of EU projects. Thanks to these projects, Isconova gains the opportunity to develop its technology platform, while these projects also generate some income.

License and distribution agreements normally include a lump sum payment on signing an agreement, milestone payments on meeting stage goals and royalties on product sales. Some agreements also include remuneration for research collaboration. However, in certain cases, this remuneration will be deducted from other expected future compensation, for example, royalties or milestones payments, and, accordingly, these are entered as liabilities on an ongoing basis since the company may be obliged to refund these payments if the expected milestone payments and royalties don’t forthcome.

During the year, the Group received lump sum payments from collaboration partners. Lump sum payments are made with and without requirements for future counterperformance from the Group. A license agreement allows a collaboration partner to register, market and sell the Group’s patented products in a specific geographic area for a specific period of time. Lump sum payments that can be considered remuneration for this exclusivity are recognized as income directly. Lump sum payments intended as payment for future counterperformance are allocated over time based on the actual content of each such counterperformance, for example, when a lump sum payment is received and an agreement exists for research collaboration, the payment is allocated on a straight-line basis over the duration of the research collaboration.

A milestone payment is an income linked to a goal that has been reached in line with the partner agreement. Examples of such goals include the start of clinical trials or regulatory approval of a product registration. Income from milestone payments are recognized when the goal has been achieved and the Group has met its obligations.

Royalty Income

Royalty income can be influenced by external factors including limitations on sales or price regulation initiated by government agencies in those countries where the products are sold. These factors cannot be influenced by the company and information in these regards is provided to the company after the event. For these reasons, in certain cases, it can be difficult to assess royalty income, which can, in turn, lead to incorrect allocation over time.

Notes to the Financial Statements

NOTE 4 IMPORTANT ESTIMATES AND ASSESSMENTS  – (continued)

Research and Development Costs

The company conducts research and development operations. Research costs are expensed when they arise. Expenses for internal development work are expensed on an ongoing basis as they arise unless they meet the requirements for capitalization under IAS 38. The rules and regulations as well as uncertainty mean that the criteria under IAS 38 were not met for development costs in 2011 or 2012 and, accordingly, development costs were expensed as they arose.

Measurement of Loss Carryforwards

The Group investigates on an annual basis whether it is appropriate to capitalize deferred tax assets pertaining to tax loss carryforwards for the year. Deferred tax assets are only recognized for loss carryforwards where it is likely that they can be used against future taxable profits and temporary taxable differences. At December 31, 2012, unmeasured loss carryforwards pertained to Isconova AB and totaled SEK 141,024,000 (SEK 107,498,000 at December 31, 2011 and SEK 71,792,000 at January 1, 2011). No deferred tax assets have been recognized in respect of these deficits since it cannot be demonstrated, with sufficient certainty that it is likely that the deficits can be utilized against future profits.

Valuation of Warrants

The 2012 warrants program pertains to share-based remuneration that is settled with equity instruments measured at fair value in line with a generally accepted valuation model. The model used was the Black & Scholes model, which calculates the fair value of remuneration through making specific assumptions in terms of expected share volatility, expected dividends and risk-free interest. For these assumptions and further information, see Note 10.1.

NOTE 5 SEGMENT INFORMATION

Operating segments were determined based on the information used by the chief operating decision maker for making strategic decisions. Isconova has only identified one operating segment, which is described in Note 2.3.

Income is allocated by geographic area as follows:

The Group	2012	2011 (unaudited)
Sweden	107	70
Europe	13,790	13,862
USA	2,814	7,016
Other markets	1,800	2,019
Total	18,511	22,967

Income of about 12,785 (18,684) pertained to the 4 (4) largest external customers.

All of the operations of the Group and the Parent Company are located in Sweden and, accordingly, all non-current assets are attributable to the Group’s and Parent Company’s operations in Sweden.

Notes to the Financial Statements

NOTE 6 DISTRIBUTION OF NET SALES

	The Group		Parent Company
	2012	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Sale of goods	8,331	10,211	8,331	10,211
Services	2,910	2,258	2,910	2,258
License rights	3,141	5,275	3,140	5,275
Royalty income	4,129	5,223	—	—
Total	18,511	22,967	14,381	17,744

NOTE 7 PARENT COMPANY SALES TO AND PURCHASES FROM GROUP COMPANIES

No purchases or sales were made between Isconova AB and its subsidiary Advet AB during the year. Group contributions were paid to Advet AB by Isconova AB. Group contributions were paid by Advet AB to Isconova AB. The Parent Company has one receivable outstanding from the subsidiary at end of period.

NOTE 8 COSTS ALLOCATED BY TYPE

	The Group		Parent Company
	2012	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Raw materials and supplies	9,275	10,576	9,275	10,020
Other external expenses	25,803	22,262	24,403	22,444
Depreciation/amortization and impairment	2,335	1,648	2,335	1,648
Personnel costs	18,906	22,476	18,906	22,476
Cost for goods sold, sales and administration	56,319	56,962	54,919	56,588

NOTE 9 AUDITORS’ FEES

Audit assignments refer to the examination of the annual accounts, the accounting records and the administration of the Board of Directors and the President, other tasks incumbent on the company’s auditor to perform as well as advisory services or other assistance prompted by observations on performing such an examination or through the performance of other tasks. All other work is defined as other assignments.

	The Group		Parent Company
	2012	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
PricewaterhouseCoopers
Audit assignment	273	302	273	302
Audit activities in addition to audit assignment	288	107	288	107
Tax consulting	3	19	3	19
Other services	133	9	133	9
Total	697	437	697	437

NOTE 10 REMUNERATION TO EMPLOYEES, SENIOR EXECUTIVES AND THE WARRANTS PROGRAM

	The Group		Parent Company
	2012	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Salaries and other remuneration	14,723	17,396	14,723	17,396
Social security contributions	3,640	4,832	3,640	4,832
Pension expenses – defined-contribution plans	2,415	2,289	2,415	2,289
Total	20,778	24,517	20,778	24,517

Notes to the Financial Statements

NOTE 10 REMUNERATION TO EMPLOYEES, SENIOR EXECUTIVES AND THE WARRANTS PROGRAM  – (continued)

Salaries and other remuneration, including social security contributions:

	2012 Salaries and other remuneration (of which bonus)	2012 Pension expenses	2011 (unaudited) Salaries and other remuneration (of which bonus)	2011 (unaudited) Pension expenses
Group and Parent Company
Board of Directors, President and other senior Executives	6,932(610)	1,647	8,377	1,281
Other employees	7,791	768	9,019	1,008
Group Total	14,723	2,415	17,396	2,289

Gender distribution in the Group and Parent Company for Board members and other senior executives:

	2012 Number on the closing date		2012 Of which men		2011 (unaudited) Number on the closing date		2011 (unaudited) Of which men
Board Members (Of which deputies)	7	(1)	7	(1)	7	(1)	6	(1)
President and other senior Executives	6		5		6		4
Group Total	13		12		13		10

Average number of employees allocated geographically by country in the Group and Parent Company:

	2012 Average number of employees	2012 Of which women	2011 (unaudited) Average number of employees	2011 (unaudited) Of which women
Sweden	24	17	24	19
Total	24	17	24	19

10.1 Remuneration of senior executives

Senior executives received the following remuneration:

	2012	2011 (unaudited)
Salaries and other short-term remuneration	8,579	8,221
Severance payments	—	1,437
Post-employment benefits	—	—
Other long-term remuneration	—	—
Share-based remuneration	46	—
Total	8,625	9,658

Remuneration Guidelines for 2012

The Chairman of the Board and other Board members receive directors’ fees in an amount resolved by the Annual General Meeting. No separate fees are payable for committee work.

The general meeting of shareholders resolved on the following guidelines for remuneration of senior executives. Senior executives comprise the President and members of executive management who report directly to the President. These principles apply for employment contracts entered into after the resolution by

Notes to the Financial Statements

NOTE 10 REMUNERATION TO EMPLOYEES, SENIOR EXECUTIVES AND THE WARRANTS PROGRAM  – (continued)

the general meeting and also apply to amendments of existing terms and conditions following this point in time. Remuneration levels and the remuneration structure for senior executives in the company are to follow market rates.

General Policy Declaration

To attract and retain qualified employees, the company will offer a competitive total remuneration package, without being market leading in terms of remuneration.

Salaries

Salary levels are to match the salary levels prevailing in the market where the particular executive is employed. Salaries are to be established and reviewed individually taking into account salaries for comparable positions, level of responsibility and the executive’s experience and performance.

Variable Salary

The company does not currently apply variable salaries with the exception of the President. Should the Board of Directors decide to introduce variable salaries, they will be subject to a ceiling of six monthly salaries.

Long-term Incentive Program

If and when the Board of Directors considers that a share-based long-term incentive program is suitable, a resolution on such a program will be made by the general meeting (directly or through approval). Such a program, should it be proposed, must be regarded as reasonable, and information to the shareholders concerning the program must be complete, correct, timely and comprehensible.

Pensions

Pension plans are to be based on individual solutions with provisions corresponding to 20-30% of salary.

Employment Termination and Severance Pay

The agreement between the company and the executives is to contain a period of notice of not more than 12 months if initiated by the company. If employment is terminated, the executive will be entitled to severance pay that may not exceed 12 monthly salaries.

Other Benefits

Other benefits, such as a company car, must be in line with standard practice in the market.

Decision Making

The Board of Directors decides the President’s remuneration package, including decisions on salary model and targets.

Deviation in Individual Cases

The Board of Directors is entitled to disapply these guidelines if there are specific reasons for doing so in individual cases. If such a deviation occurs, information on it and the reason for the deviation must be reported at the next Annual General Meeting.

Notes to the Financial Statements

NOTE 10 REMUNERATION TO EMPLOYEES, SENIOR EXECUTIVES AND THE WARRANTS PROGRAM  – (continued)

Expenses and remuneration to the Board, President and senior executives in 2012:

	Basic salary/ Directors’ fees	Variable remuneration	Other benefits	Pension expense	Share-based remuneration	Total remuneration
Board of Directors
Chairman Russell G. Greig	175	—	—	—	5	180
Board member Gunnar Fernström	0	—	—	—	—	—
Board member Lars Gårdö	75	—	—	—	3	78
Board member Björn Sjöstrand	75	—	—	—	3	78
Board member Ulf Tossman	0	—	—	—	—	—
Board member Peter Wells	75	—	—	—	3	78
Deputy Johan Rask	50	—	—	—	0	50
Sub-total	450	—	—	—	14	464

	Basic salary/ Directors’ fees	Variable remuneration	Other benefits	Pension expense	Share-based remuneration	Total remuneration
President and other senior executives
President and CEO Sven Andréasson March – Dec. 2012	923	610	—	800	15	2,348
Acting President Russell Greig Jan. – Feb. 2012	200	—	33	—	—	233
Other senior executives	4,716	—	—	847	17	5,580
Total	6,289	610	33	1,647	46	8,625

Expenses and remuneration to the Board, President and senior executives in 2011 (unaudited):

	Basic salary/ Directors’ fees	Variable remuneration	Other benefits	Pension expense	Share-based remuneration	Total remuneration
Board of Directors
Chairman Ulf Tossman	—	—	—	—	—	—
Board member Russell G. Greig	100	—	—	—	—	100
Board member Eva Lotta Allan Coulter	75	—	—	—	—	75
Board member Peter Wells	75	—	—	—	—	75
Board member Lars Gårdö	75	—	—	—	—	75
Board member Gunnar Fernström	—	—	—	—	—	—
Deputy Johan Rask	50	—	—	—	—	50
Sub-total	375	—	—	—	—	375
President and other senior executives
President Lena Söderström Jan. – Sep. 2011	2,414	—	—	460	—	2,874
Acting President Russell Greig Jul. – Dec. 2011	600	—	211	—	—	811
Other senior executives	4,777	—	—	821	—	5,598
Total	8,166	—	211	1,281	—	9,658

Notes to the Financial Statements

NOTE 10 REMUNERATION TO EMPLOYEES, SENIOR EXECUTIVES AND THE WARRANTS PROGRAM  – (continued)

Fees are paid to the Board of Directors of Isconova AB in line with the resolutions of the Annual General Meeting. For 2012, it was resolved to distribute a total of SEK 450,000 (375,000) as described above. Board members have invoiced through companies for their fees, which was cost neutral for the company. One senior executive received remuneration through invoicing through a company. In 2011, remuneration to the President included six months’ severance pay. Acting President Russell Greig received fees of SEK 200,000 and travel expenses through invoices for two months in 2012 (6 months in 2011).

10.2 Warrants program

Employee Warrants Program 2012

The Group has also invited employees to subscribe for warrants, without payment of any consideration, whereby the warrants comprise share-based remuneration under IFRS 2. This program means that employees, for a defined period, earn vesting rights to warrants (equity instruments) for which, the employees will be able to subscribe for shares at a defined exercise price during the redemption period. The fair value of the allotted warrants is estimated in line with the Black & Scholes model and is expensed on an ongoing basis during the vesting period. The first one-third of the warrants in this program can be exercised from October 24, 2013, or in other words, one year after allotment and thereafter vesting rights continue to be earned with one-third per year until October 24, 2015.

The final exercise date for the warrants under this program is July 31, 2016. Each warrant entitles the holder to subscribe for one share. The Group has no legal or informal obligation to buy back or settle the warrants through a cash payment.

Warrant Program 2009/2012:2

In September 2010, the Group invited the President of the company to subscribe for warrants for a consideration corresponding to the fair value of the warrants. This program gave the holder the right to subscribe for warrants (equity instruments) and on payment of a consideration the holder was then provided the opportunity to subscribe for shares at a set price during the subscription period. The warrants could be exercised from the date they were issued and had an agreed expiry date on December 31, 2012. Each warrant entitled the holder to subscribe for about 1.4539 shares after conversion in 2010 pertaining to the rights issues. The Group has no legal or informal obligation to buy back or settle the warrants through a cash payment. Since the employee has paid a consideration corresponding to the fair value of the warrants, no expense was incurred by the company.

Warrant Program 2009/2012:1

In 2009, the Group invited the company’s shareholders to subscribe for a total of 24,041 warrants in conjunction with a new share issue that corresponded to the fair value of the warrants. This program gave the holders the right to subscribe for warrants (equity instruments) and on payment of a consideration the holders were then provided the opportunity to subscribe for shares at a set price during the subscription period. The warrants could be exercised from the date they were issued and had an agreed expiry date on December 31, 2012. Each warrant entitled the holder to subscribe for about 1.4539 shares after conversion in 2010 pertaining to the rights issues. The Group has no legal or informal obligation to buy back or settle the warrants through a cash payment. Since the shareholders paid a consideration corresponding to the fair value of the warrants, no expense was incurred by the company.

Warrant Program 2009/2011:1

In June 2009, the Group invited the employees and the founder of the company, Bror Morein, to subscribe for a total of 87,740 warrants for a consideration corresponding to the fair value of the warrants. This program gave the holders the right to subscribe for warrants (equity instruments) and on payment of a consideration the holders were then provided the opportunity to subscribe for shares at a set price during the subscription period. The warrants could be exercised from the date they were issued and had an agreed expiry date on December 31, 2011. Each warrant entitled the holder to subscribe for about 1.4539 shares after

Notes to the Financial Statements

NOTE 10 REMUNERATION TO EMPLOYEES, SENIOR EXECUTIVES AND THE WARRANTS PROGRAM  – (continued)

conversion in 2010 pertaining to the rights issues. The Group has no legal or informal obligation to buy back or settle the warrants through a cash payment. Since the employees paid a consideration corresponding to the fair value of the warrants, no expense was incurred by the company.

Warrant Program 2005-II

In March 2005, the Group invited the employees to subscribe for a total of 24,028 warrants for a consideration corresponding to the fair value of the warrants. This program gave the holders the right to subscribe for warrants (equity instruments) and on payment of a consideration the holders were then provided the opportunity to subscribe for shares at a set price during the subscription period. The warrants could be exercised from June 1, 2005 and had an agreed expiry date on December 31, 2015. Each warrant entitled the holder to subscribe for about 1.4539 shares after conversion in 2010 pertaining to the rights issues. The Group has no legal or informal obligation to buy back or settle the warrants through a cash payment. Since the holders paid a consideration corresponding to the fair value of the warrants, no expense was incurred by the company.

Warrant Program 2005-I

In March 2005, the Group invited the employees to subscribe for a total of 7,650 warrants for a consideration corresponding to the fair value of the warrants. This program gave the holders the right to subscribe for warrants (equity instruments) and on payment of a consideration the holders were then provided the opportunity to subscribe for shares at a set price during the subscription period. The warrants could be exercised from June 1, 2005 and had an agreed expiry date on December 31, 2015. Each warrant entitled the holder to subscribe for about 1.4539 shares after conversion in 2010 pertaining to the rights issues. The Group has no legal or informal obligation to buy back or settle the warrants through a cash payment. Since the holders paid a consideration corresponding to the fair value of the warrants, no expense was incurred by the company.

Change in Number of Warrants Outstanding and Average Exercise Price

Changes in the number of warrants outstanding and their weighted-average exercise price is as follows:

	2012 Average exercise price, SEK per share	2012 Warrants (thousands)*	2011 (unaudited) Average exercise price, SEK per share	2011 (unaudited) Warrants (thousands)*
At January 1	50.77	139,167	59.38	266,734
Allotted	8.20	350,000	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Expired	61.04	-93,110	68.78	-127,567
At December 31	10.74	396,057	50.77	139,167

*)	The information pertains to the number of shares to which the warrants provide subscription entitlement.

Of the 396,057 warrants outstanding (December 31, 2011: 139,167, January 1, 2011: 266,734), 46,057 warrants (December 31, 2011: 139,167 warrants, January 1, 2011: 266,734 warrants) were possible to exercise. No warrants were exercised in 2011 or 2012.

Dilution

If all warrants are exercised, this would give rise to a dilution effect of 3.1%.

(December 31, 2011: 3.2%, January 1, 2011: 6.0%).

Notes to the Financial Statements

NOTE 10 REMUNERATION TO EMPLOYEES, SENIOR EXECUTIVES AND THE WARRANTS PROGRAM  – (continued)

Expiry date

The warrants outstanding have the following expiry dates and exercise prices:

Warrants program	Final subscription date	Exercise price, SEK per share	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
2005-I	Dec 31, 2015	55.02	11,122	11,122	11,122
2005-II	Dec 31, 2015	22.01	34,935	34,935	34,935
2009/2011:1	Dec 31, 2011	68.78	—	—	127,567
2009/2012:1	Dec 31, 2012	48.15	—	34,953	34,953
2009/2012:2	Dec 31, 2012	68.78	—	58,157	58,157
2012 Personnel	July 31, 2016	8.20	250,000	—	—
2012 Board of Directors	July 31, 2016	8.20	100,000	—	—
Total			396,057	139,167	266,734

The weighted average fair value of warrants allotted during the period, established using the Black & Scholes measurement technique, was SEK 1.14 per warrant (2011: n/a). Important input data in the model was the closing price of the share on the allotment date of October 24, 2012, namely SEK 5.90 (2011: n/a), the above exercise price (SEK 8.20 calculated as 125% of 10 days’ volume-weighted average share price before the allotment date), volatility of 40% (2011: n/a), anticipated dividend of 0% (2011: n/a), anticipated term of the warrants of 3.5 years and annual risk-free interest of 0.81% (2011: n/a). The volatility has been calculated on the basis of a general estimate for the industry. The total cost recognized in profit or loss in 2012 pertaining to warrants subscribed for by employees was SEK 75,838 (2011: 0).

Allocation by employee category

The warrants outstanding are allocated as follows among the following categories of holders and allocation periods.

Total number of warrants outstanding, Dec. 31, 2012		2012	2011 (unaudited)	< 2011 (unaudited)
President	115,000	115,000
Other senior executives	139,990	135,000		4,990
Chairman of the Board	40,000	40,000
Other Board members	60,000	60,000
Others	41,067			41,067
Total	396,057	350,000	—	46,057

For individual remuneration see Note 10.1.

NOTE 11 FINANCIAL INCOME AND EXPENSES/OTHER INTEREST INCOME AND SIMILAR PROFIT/LOSS ITEMS AS WELL AS INTEREST EXPENSE AND SIMILAR PROFIT/LOSS ITEMS

Financial income/Other interest income and similar profit/loss items:

	Group		Parent Company
	2012	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Interest income on cash and cash equivalents	437	1,109	437	1,109
Group contributions	—	—	3,572	4,667
Impairment of shares			-1,000
Total financial income	437	1,109	3,009	5,776

Notes to the Financial Statements

NOTE 11 FINANCIAL INCOME AND EXPENSES/OTHER INTEREST INCOME AND SIMILAR PROFIT/LOSS ITEMS AS WELL AS INTEREST EXPENSE AND SIMILAR PROFIT/LOSS ITEMS  – (continued)

Financial expenses/Interest expense and similar profit/loss items:

	Group		Parent Company
	2012	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Interest expense on liabilities to credit institutions	-233	-336	-233	-336
Interest expense on financial leases	-77	-129	—	—
Other interest expense	—	81	—	81
Total financial expenses	-310	-384	-233	-255
Net financial items	127	725	2,776	5,521

NOTE 12 INCOME TAX ON LOSS FOR THE YEAR

	Group		Parent Company
	2012	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Current tax
Current tax on loss for the year	—	—	—	—
Adjustments pertaining to preceding years	—	—	—	—
Total current tax	—	—	—	—
Deferred tax (see Note 19):
Occurrence and reversal of temporary differences	204	670	182	657
Total deferred tax	204	670	182	657

Income tax on earnings differs from the theoretical amount that would have been arrived at through using a weighted-average tax rate for the earnings of the consolidated companies as follows:

	Group		Parent Company
	2012	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Loss before tax	-37,681	-33,271	-37,762	-33,324
Income tax as per the national tax rate 26.3%, (2011: 26.3%)	9,910	8,750	9,931	8,764
Tax effect of:
Non-taxable income
Non-deductible expenses	21	15	21	15
Tax loss carryforwards for which no deferred tax assets are recognized	-9,910	-8,750	-9,931	-8,764
Deferred tax according to the above table	204	670	182	657
Adjustments pertaining to preceding years
Tax expense	204	670	182	657

The weighted-average tax rate for the Group and Parent Company is 26.3% (26.3%).

Notes to the Financial Statements

NOTE 13 EARNINGS PER SHARE

Earnings per share before dilution are calculated through dividing earnings attributable to Parent Company shareholders by the weighted-average number of common shares during the period.

	2012	2011 (unaudited)
Earnings attributable to Parent Company shareholders	-37,885	-33,941
a) Average number of shares outstanding owned prior to dilution (thousands)	4,851	4,093
b) Average number of shares outstanding owned after dilution (thousands)	4,851	4,093

a) Before dilution

Earnings per share before dilution are calculated through dividing earnings attributable to Parent Company shareholders by the weighted-average number of common shares during the period.

	2012	2011 (unaudited)
Earnings attributable to Parent Company shareholders	-37,885	-33,941
Weighted-average number of shares outstanding prior to dilution (thousands)	4,851	4,093
Earnings per share before dilution, SEK	-7.81	-8.29

b) After dilution

When calculating earnings per share after dilution, the weighted-average number of shares outstanding is adjusted for the dilution effect of all potential shares. The Parent Company has one category of potential shares with a dilution effect: the warrants program.

	2012	2011 (unaudited)
Earnings attributable to Parent Company shareholders	-37,855	-33,941
Weighted-average number of shares outstanding prior to dilution (thousands)	4,851	4,093
Adjustment for warrants	0	0
Weighted-average number of shares outstanding for calculating earnings per share after dilution (thousands)	4,851	4,093
Earnings per share after dilution, SEK	-7.81	-8.29

Share prices for the warrants program are detailed in Note 10.2

NOTE 14 DIVIDEND PER SHARE

No dividends were paid in 2012 and 2011. The Board proposes to the Annual General Meeting on May 16, 2013 that no dividend be paid for the 2012 fiscal year.

Notes to the Financial Statements

NOTE 15 PATENTS, LICENSES AND RIGHTS

	Group	Parent Company (unaudited)
At January 1, 2011 (unaudited)
Cost	12,996	12,996
Accumulated amortization and impairment	-10,443	-10,443
Carrying amount	2,553	2,553
2011 fiscal year (unaudited)
Purchases	5,437	5,437
Amortization	-1,574	-1,574
Impairment
Closing carrying amount	6,416	6,416
At December 31, 2011 (unaudited)
Cost	18,433	18,433
Accumulated amortization and impairment	-12,017	-12,017
Carrying amount	6,416	6,416
2012 fiscal year
Opening carrying amount	6,416	6,416
Purchases	1,280	1,280
Amortization	-2,112	-2,112
Impairment
Closing carrying amount	5,584	5,584
At December 31, 2012
Cost	19,714	19,714
Accumulated amortization and impairment	-14,130	-14,130
Carrying amount	5,584	5,584

The majority of purchases in 2011 were attributable to asset-transfer acquisition of Nordic Vaccine A/S.

Notes to the Financial Statements

NOTE 16 TANGIBLE NON-CURRENT ASSETS

	Group		Parent Company (unaudited) Equipment, tools, fixtures and fittings
	Machinery and instruments	Equipment, tools, fixtures and fittings
At January 1, 2011 (unaudited)
Cost	5,764	1,378	1,378
Accumulated depreciation	-3,050	-1,188	-1,188
Carrying amount	2,714	190	190
2011 fiscal year (unaudited)
Opening carrying amount	2,714	190	190
Purchases	—	212	212
Sales and disposals	—	—	—
Cost of fully depreciated equipment	-828	—	—
Reversal of fully depreciated equipment	744	—	—
Reclassification	—	—	—
Depreciation for the year	-988	-74	-74
Closing carrying amount	1,642	328	328
At December 31, 2011 (unaudited)
Cost	4,936	1,590	1,590
Accumulated depreciation	-3,294	-1,262	-1,262
Carrying amount	1,642	328	328
2012 fiscal year
Opening carrying amount	1,642	328	328
Purchases	49	574	574
Sales and disposals	—	—	—
Cost of fully depreciated equipment	-953	—	—
Reversal of fully depreciated equipment	880	—	—
Reclassification	—	—	—
Depreciation for the year	-812	-223	-223
Closing carrying amount	806	680	680
At December 31, 2012
Cost	4,032	2,164	2,164
Accumulated depreciation	-3,226	-1,484	-1,484
Carrying amount	806	680	680

The item, machinery and instruments, is entirely comprised of leasing objects, which the Group holds under financial leases.

NOTE 17 PARTICIPATIONS IN GROUP COMPANIES

Parent Company	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
At January 1	15,923	15,923	15,923
Capital contribution	1,000
Impairment	-11,923	-10,923	-10,923
At December 31	5,000	5,000	5,000

						Carrying amount
Subsidiaries	Corp. Reg. No.	Group structure	Domicile	Percentage	No. of shares/ participations	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Advet AB	556237-8595	Subsidiary of Isconova AB	Uppsala	100%	1,000	5,000	5,000	5,000
Advet Production AB	556339-5408	Subsidiary of Advet AB	Uppsala	100%	1,000	52	52	52

Notes to the Financial Statements

NOTE 18 DEFERRED TAX

The Group’s deferred tax expense and income pertaining to temporary differences amounted to:

Group	2012	2011 (unaudited)
Deferred tax expense pertaining to temporary differences	-204	-744
Deferred tax income pertaining to temporary differences		74
Total deferred tax in profit or loss	-204	-670

Deferred tax assets and liabilities are allocated as follows:

Group	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Deferred tax assets
Deferred tax assets to be utilized after 12 months
Deferred tax assets to be utilized within 12 months	88	147	817
Total deferred tax assets	88	147	817
Deferred tax liabilities
Deferred tax liabilities to be utilized after more than 12 months
Deferred tax liabilities to be utilized within 12 months	145
Total deferred tax liabilities	145
Deferred tax liabilities/assets (net)	-57	147	817

Changes in deferred tax assets and liabilities during the year, which were recognized in profit or loss, without taking into consideration set-offs performed in the same tax jurisdiction are detailed below:

	Dec 31, 2012	Dec 31, 2011 (unaudited)
Deferred tax liabilities at January 1	0	0
Advance payments from customers	0	74
At December 31	0	74
Deferred tax assets at January 1
Financial leases	-22	-14
Income	-182	-730
At December 31	-204	-670

At December 31, 2012, the Group’s loss carryforwards totaled 141,024 (December 31, 2011: 107,498; January 1, 2011: 71,792).

No value was recognized in the balance sheet for loss carryforwards since it is uncertain when these will be possible to utilize.

Notes to the Financial Statements

NOTE 19 FINANCIAL INSTRUMENTS BY CATEGORY

Assets on balance sheet

Group	Loan receivables and accounts receivable
December 31, 2012
Accounts receivable and other receivables	1,308
Cash and cash equivalents	46,160
Total	47,468
December 31, 2011 (unaudited)
Accounts receivable and other receivables	3,859
Cash and cash equivalents	37,582
Total	41,441
January 1, 2011 (unaudited)
Accounts receivable and other receivables	2,501
Cash and cash equivalents	67,645
Total	70,146

Liabilities on balance sheet

Group	Other financial liabilities
December 31, 2012
Liabilities to credit institutions (excl. financial leases)	1,700
Liabilities pertaining to financial leases	1,067
Accounts payable	7,307
Advance payments from customers	11,395
Total	21,469
December 31, 2011 (unaudited)
Liabilities to credit institutions (excl. financial leases)	2,580
Liabilities pertaining to financial leases	1,968
Accounts payable	6,433
Advance payments from customers	12,135
Total	23,116
January 1, 2011 (unaudited)
Liabilities to credit institutions (excl. financial leases)	3,460
Liabilities pertaining to financial leases	3,078
Accounts payable	4,208
Advance payments from customers	7,352
Total	18,098

Credit ratings for funds deposited with banks and short-term bank deposits are A-2/P-2/K-1.

Notes to the Financial Statements

NOTE 20 INVENTORIES

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Raw materials	1,483	3,169	3,074	1,483	3,169	3,074
Finished products	3,203	2,164	1,880	3,203	2,164	1,880
Total	4,686	5,333	4,954	4,686	5,333	4,954

The cost for inventories that was charged against profit is included in the item cost of goods sold in the income statement and was 6,916 (6,172).

NOTE 21 ACCOUNTS RECEIVABLE

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Accounts receivable	1,308	3,859	2,501	1,308	3,859	2,501
Less: provision for Doubtful Receivables	—	—	—	—	—	—
Accounts receivable – net	1,308	3,859	2,501	1,308	3,859	2,501

An age analysis of accounts receivable is presented below:

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
1 – 30 days	785	3,159	1,782	785	3,159	1,782
31 – 60 days	497	—	20	497	—	20
> 61 days	27	700	700	27	700	700
Total overdue and unimpaired accounts receivable	27	—	—	27	—	—

Provisions for and reversals of reserves for doubtful accounts receivable are included under the item other external costs in the income statement. Neither the Group nor the Parent Company had any reserves for doubtful accounts receivable at December 31, 2012 or December 31, 2011. The maximum credit risk exposure at the closing date was the carrying amount of accounts receivable as stated above. No collateral or other guarantees exist for the accounts receivable outstanding at the closing date.

NOTE 22 OTHER RECEIVABLES INCL. INTERIM RECEIVABLES

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
VAT recoverable	1,415	1,439	1,336	1,415	1,439	1,336
Prepaid rent	749	690	656	749	690	656
Other items	2,501	2,309	1,373	318	1,546	275
Total	4,665	4,438	3,365	2,481	3,675	2,267

NOTE 23 CASH AND CASH EQUIVALENTS/CASH AND BANK BALANCES

The following items are included in cash and cash equivalents in the balance sheet and the cash-flow statement:

Notes to the Financial Statements

NOTE 23 CASH AND CASH EQUIVALENTS/CASH AND BANK BALANCES  – (continued)

	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Group
Cash and bank balances	46,160	37,582	67,645
Group Total	46,160	37,582	67,645
Parent Company (unaudited)
Cash and bank balances	46,152	37,579	67,645
Total, Parent Company	46,152	37,579	67,645

NOTE 24 SHARE CAPITAL AND OTHER CAPITAL CONTRIBUTIONS

	No. of shares (thousands)	Share capital (SEK 000s)
At January 1, 2011 (unaudited)	4,012	4,012
At December 31, 2011 (unaudited)	4,158	4,158
At December 31, 2012	12,475	12,475

Change in number of shares outstanding

	Dec 31, 2012	Dec 31, 2011 (unaudited)
Opening balance	4,158	4,012
Non-cash issue at a price of SEK 33.50 per share		120
Cash issue at a price of SEK 33.70 per share		25
Bonus issue at a price of SEK 6.00 per share	8,317
Closing balance	12,475	4,158

The share capital comprised 12,475,356 shares, all of which were common shares. All shares carry one vote each. All shares issued by the Parent Company were fully paid.

NOTE 25 BORROWING

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Long-term
Liabilities to credit Institutions	920	1,700	2,580	920	1,700	2,580
Liabilities pertaining to financial leases	305	973	1,871
Total long-term borrowing	1,225	2,673	4,451	920	1,700	2,580
Short-term
Liabilities to credit Institutions	780	880	880	780	880	880
Liabilities pertaining to financial leases	761	995	1,207
Total short-term borrowing	1,542	1,875	2,087	1,700	2,580	3,460
Total borrowing	2,767	4,548	6,538	1,700	2,580	3,460

Bank loans

Bank loans fall due in the period to 2015. The Group’s borrowing is in SEK. Liabilities to credit institutions are subject to a fixed interest rate of 7.7%. Liabilities pertaining to financial leases are subject to an interest rate of 3.25%.

Notes to the Financial Statements

NOTE 25 BORROWING  – (continued)

The carrying amounts and fair value of long-term borrowing is as follows:

	Carrying amount			Fair value
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Bank loans ALMI	1,700	2,580	3,460	1,831	2,779	3,726

The fair value of short-term borrowing corresponds to the carrying amount, since the discounting effect is insignificant. The fair value is based on the discounted cash flow with an applied interest rate that is based on the interest rate on the loan of 7.7%.

(December 31, 2011: 7.7%, January 1, 2011: 7.7%).

Liabilities pertaining to financial leases

For liabilities pertaining to financial leases, see Note 30.

NOTE 26 ADVANCE PAYMENTS FROM CUSTOMERS

Isconova has received an advance payment as part of a license and collaboration agreement. When Isconova receives milestone payments and royalties under the agreement, these amounts are deducted from the advance received. The final portion of the advance is expected to be settled after 2015.

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Long-term
Others	10,152	9,421	5,690	10,152	9,421	5,690
Total long-term advance payments	10,152	9,421	5,690	10,152	9,421	5,690
Short-term
EU-subsidies (FP7)	1,243	2,714		1,243	2,714
Others			1,662			1,662
Total short-term advance payments	1,243	2,714	1,662	1,243	2,714	1,662
Total advance payments	11,395	12,135	7,352	11,395	12,135	7,352

NOTE 27 OTHER LIABILITIES

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Employee withholding taxes and social security contributions	1,727	715	758	1,727	715	758
Inventor remuneration	547	150	193	0	0	0
Total	2,274	865	951	1,727	715	758

Notes to the Financial Statements

NOTE 28 ACCRUED EXPENSES AND DEFERRED INCOME

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Accrued salaries and fees	547	2,207	300	547	2,207	300
Accrued vacation pay	1,197	1,572	1,431	1,197	1,572	1,431
Accrued social security Contributions	485	503	494	485	503	494
Other accrued expenses	2,425	1,942	4,731	2,404	1,922	4,710
Total	4,654	6,224	6,956	4,633	6,204	6,935

NOTE 29 PLEDGED ASSETS PERTAINING TO LIABILITIES TO CREDIT INSTITUTIONS

Pertaining to liabilities to credit institutions

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Chattel mortgages	7,300	7,300	7,300	7,300	7,300	7,300
Shares in Advet AB 1,000	138	138	138	5,000	5,000	5,000
Total	7,438	7,438	7,438	12,300	12,300	12,300

NOTE 30 LEASE AGREEMENTS

Financial leases

The Group’s financial leases pertain to machinery and instruments. The Group does not rent on any assets to third parties. The agreements provide the option of acquiring ownership of the objects at the end of the lease at a predetermined residual value.

At the end of the reporting period, the present value of future minimum lease payments for non-cancelable financial leases was:

	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Group
Total future minimum lease payments	1,066	1,968	3,078
Less interest charges (future financial expenses)	-77	-129	-173
Present value of future minimum lease payments	989	1,839	2,905

At December 31, 2012, future minimum lease payments and their present value pursuant to non-cancelable financial leases were distributed over the following due dates:

	Within one year	Longer than 1 year but less than 5 years	Longer than 5 years	Total
Group
Future minimum lease payments	761	305	0	1,066
Present value of future minimum lease payments	704	285	0	989

Operating leases

The Group’s and Parent Company’s operating leases pertain primarily to, rent for premises, coffee machines and copiers. No assets are rented on to third parties. The rent for premises extends automatically at the end of the lease period unless advance notice of termination is provided by one of the parties. Other agreements expire on predetermined dates and can be terminated or extended after the end of the lease period.

Notes to the Financial Statements

NOTE 30 LEASE AGREEMENTS  – (continued)

At the end of the reporting period, future minimum lease payments under non-cancelable operating leases fall due for payment as follows:

	Within one year	Longer than 1 year but less than 5 years	Longer than 5 years	Total
Group
Future minimum lease payments	3,295	13,180	0	16,475
Present value of future minimum lease payments	3,295	13,180	0	16,475
Parent Company (unaudited)
Future minimum lease payments	4,361	14,390	0	18,751
Present value of future minimum lease payments	4,284	14,306	0	18,590

During the fiscal year, costs for operating leases in the Group amounted to 3,330 (3,034).

	2012	2011 (unaudited)
Within one year	4,361	4,255
Longer than 1 year but less than 5 years	14,390	14,284
Longer than 5 years	0	4,361
Total, Parent Company	18,776	22,900

During the fiscal year, costs for operating leases in the Parent Company amounted to 4,255 (4,048).

NOTE 31 OTHER NON-CASH ITEMS

	Group			Parent Company
	Dec 31, 2012	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)	Dec 31, 2012 (unaudited)	Dec 31, 2011 (unaudited)	Jan 1, 2011 (unaudited)
Personnel warrants – vested value from employees’ service	46	—	—	46	—	—
Total	46	—	—	46	—	—

NOTE 32 RELATED-PARTY TRANSACTIONS

Major shareholders in the company are detailed in the table on page 49. None of these are deemed to have a controlling influence over the company. Other related parties include all of the subsidiaries in the Group as well as senior executives of the Group, that is, the Board and executive management including family members. See Note 10.1 for disclosures pertaining to transactions with senior executives. No sales took place of products or services to or from subsidiaries. The company has a consulting agreement in place with the Chairman Russell Greig. No invoicing was performed under this agreement in 2012.

NOTE 33 EVENTS AFTER THE CLOSING DATE

•	A new preclinical trial with Matrix-M has shown that the adjuvant’s immune-stimulating properties significantly improve the efficacy of an influenza vaccine. The results were published in the scientific periodical Vaccine on February 4, 2013.
•	Genocea Biosciences published preclinical results for their therapeutic herpes simplex type 2 (HSV-2) vaccine candidate GEN-003. The results, published in the Journal of Virology, show that vaccination with GEN-003 including Matrix-M induces protection against disease recurrence.

Notes to the Financial Statements

NOTE 33 EVENTS AFTER THE CLOSING DATE  – (continued)

•	Genocea Biosciences has fully enrolled the ongoing phase I/IIa clinical study of their vaccine candidate (GEN-003) with Matrix-M. Preliminary data is expected in the second half of 2013.
•	Isconova’s share was listed on OMX First North Premier on April 5, 2013.

NOTE 34 EFFECTS OF THE TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (UNAUDITED)

This is the first Annual Report for the Isconova Group to be prepared in line with IFRS. The accounting policies in Note 2 were applied in the preparation of the consolidated financial statements at December 31, 2012, the comparative information presented as per December 31, 2011 and in the preparation of the opening IFRS balance sheet as per January 1, 2011 (the date of the Group’s transition to IFRS).

Amounts reported in preceding annual reports in line with the general advice and guidelines from the Swedish Accounting Standards Board, were adjusted when the opening IFRS balance sheet was prepared. Disclosures pertaining to how the transition from the preceding accounting policies to IFRS impacted the Group’s earnings, financial position and cash flow are detailed in the following tables and accompanying notes.

Choices made as part of the transition to IFRS accounting

The transition to IFRS is recognized in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards. The general requirement is that all applicable IFRSs and IASs that have entered force and been adopted by the EU must be applied retroactively. However, IFRS 1 does contain transitional provisions that allow the company a certain amount of options. None of the exceptions permitted by IFRS from full retroactive application of IFRS as part of the transition from the preceding accounting policies to IFRS were used by Isconova, since none of these are applicable.

Reconciliation between previously applied accounting policies and IFRS

Under IFRS 1, the Group must present a reconciliation of equity and total comprehensive income as reported for earlier periods under the preceding accounting policies with corresponding items according to IFRS. The transition from the preceding accounting policies to IFRS had no impact on the presentation of the cash flow generated by the Group. The following tables present the reconciliation between previously applied accounting policies and IFRS for the respective periods for equity and total comprehensive income.

Notes to the Financial Statements

NOTE 34 EFFECTS OF THE TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (UNAUDITED)  – (continued)

Reconciliation of equity as per January 1, 2011 and December 31, 2011

		Jan 1, 2011 (unaudited)				Dec 31, 2011 (unaudited)
Amounts in SEK 000s	Notes	Opening balance (OB) (under former accounting policies)	Total effect of transition to IFRS	Under IFRS	Notes	Closing balance (CB) (under former accounting policies)	Total effect of transition to IFRS	Under IFRS
ASSETS
Non-current assets
Patent, licenses and rights		2,553	0	2,553		6,416	0	6,416
Machinery and instruments	(a)	0	2,714	2,714	(a)	0	1,642	1,642
Equipment, tools, fixtures and fittings		190	0	190		328	0	328
Deferred tax assets	(a), (b), (d)	0	817	817	(a), (b), (d)	0	147	147
Current assets
Inventories		4,954	0	4,954		5,333	0	5,333
Accounts receivable		2,501	0	2,501		3,859	0	3,859
Tax assets		334	0	334		493	0	493
Other receivables		1,336	0	1,336		1,439	0	1,439
Prepaid expenses and accrued income	(a)	2,133	-104	2,029	(a)	3,089	-90	2,999
Cash and cash equivalents		67,645	0	67,645		37,582	0	37,582
Total assets		81,646	3,426	85,072		58,539	1,699	60,238
Equity and liabilities
Equity that can be attributed to Parent
Company shareholders	(e)				(e)
Share capital		4,012	0	4,012		4,158	0	4,158
Other capital contributions		18,064	126,834	144,898		18,064	131,593	149,657
Retained earnings including profit/loss for the year	(a), (b), (c)	39,280	-129,123	-89,843	(a), (b), (c)	8,222	-132,005	-123,783
Total equity		61,356	-2,289	59,067		30,444	-412	30,032
Non-current liabilities
Borrowing	(a), (c)	2,580	1,871	4,451	(a), (c)	1,700	973	2,673
Advance payments from customers	(c)	0	5,690	5,690	(c)	0	9,421	9,421
Current liabilities
Borrowing	(a), (c)	880	1,207	2,087	(a), (c)	880	995	1,875
Accounts payable		4,208	0	4,208		6,433	0	6,433
Advance payments from customers	(c)	8,147	-6,485	1,662	(c)	12,568	-9,854	2,714
Other liabilities		951	0	951		865	0	865
Accrued expenses and deferred income	(b), (c)	3,524	3,432	6,956	(b), (c)	5,649	575	6,224
Total equity and liabilities		81,646	3,426	85,072		58,539	1,699	60,238

Notes to the Financial Statements

NOTE 34 EFFECTS OF THE TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (UNAUDITED)  – (continued)

Reconciliation of total comprehensive income for 2011

Total comprehensive income

	Notes	Income statement (under former accounting policies)	2011 (unaudited) Total effect of transition to IFRS	Under IFRS
Net sales	(b)	20,191	2,776	22,967
Cost of goods sold (COGS)	(a)	-6,354	182	-6,172
Gross profit		13,837	2,957	16,794
Selling expenses		-4,791	0	-4,791
Administrative expenses	(a)	-14,937	0	-14,937
Research and development costs		-30,808	0	-30,808
Other income	(c)	108	-362	-254
Operating loss		-36,591	2,595	-33,996
Financial income		1,109	0	1,109
Financial expenses	(a)	-336	-48	-384
Net financial items	(a)	773	-48	725
Loss after financial items		-35,818	2,547	-33,271
Income tax	(a), (b), (c), (d)	0	-670	-670
Loss for the year		-35,818	1,877	-33,941
Total comprehensive loss for the year		-35,818	1,877	-33,941

a) Financial leases:

As part of the transition to IFRS accounting all significant lease agreements are classified as operating or financial. Under previously applied accounting policies, all lease agreements were classified as operating leases. The lease agreements that have been assessed as financial leases are those pertaining to machinery and instruments. In the transition to IFRS accounting, these lease agreements must be recognized respectively in the balance sheet as tangible assets and financial liabilities and depreciation and interest expenses recognized in the statement of comprehensive income instead of leasing charges. Leasing charges were previously recognized in their entirety as the cost of goods sold. Deferred tax is additional to the adjustment.

The following balance sheet items have been affected by the recognition of financial leases:

	Machinery and instruments	Prepaid expenses (reversal of leasing charges)	Non- current financial liabilities	Current financial liabilities	Deferred tax assets	Retained earnings including profit/loss for the year
Total impact on opening balance, Jan 1, 2011 (unaudited)	2,714	-104	1,871	1,207	123	-346
Impact in 2011 (amortization/depreciation/additional items) (unaudited)	-1,072	14	-898	-212	-14	39
Dec 31, 2011 (unaudited)	1,642	-90	973	995	109	-307

Notes to the Financial Statements

NOTE 34 EFFECTS OF THE TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (UNAUDITED)  – (continued)

2011 (unaudited)
Financial leases, impact on comprehensive income
COGS, reversal of leasing charges	1,170
COGS, Depreciation/amortization	-988
Total effect on cost of goods sold	182
Interest expenses	-129
Deferred tax	-14
Total effect on comprehensive income	39

b) Income recognition

Under former accounting policies, income from an agreement was recognized in 2009. On transition to IFRS, the agreement was analyzed and an adjustment was recognized since a certain part of the income also applies to 2011 and 2012 according to IFRS.

	Accrued expenses and deferred income	Deferred tax assets	Retained earnings including profit/loss for the year
Total effect on opening balance at Jan 1, 2011 (unaudited)	3,470	912	-2,557
Change during 2011 (unaudited)	-2,776	-730	2,046
Dec 31, 2011 (unaudited)	694	182	-511

2011 (unaudited)
Income, impact on comprehensive income
Net sales	2,776
Total effect on net sales	2,776
Income tax	-730
Total effect on comprehensive income	2,046

c) Advance payments from customers

An advance payment from a customer was received in USD. The advance payment will be deducted against milestone payments and any future receipts of royalties in USD. The advance payment will be translated to the functional currency, SEK, when it is received in accordance with IFRS, since it is not a monetary asset. The adjustment below means that translation differences resulting from translation to the exchange rate applying on the closing date have been reversed.

Notes to the Financial Statements

NOTE 34 EFFECTS OF THE TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (UNAUDITED)  – (continued)

That part of the advance payment that is to be deducted within 12 months is to be recognized as a current liability and the part of the advance payment that is to be deducted later than 12 months is to be recognized as a long-term liability. Advance payments from customers have in this manner been reclassified from a current to a long-term liability.

	Deferred tax assets	Non-current liabilities: Advance payments from customers	Current liabilities: Advance payments from customers	Accrued expenses and deferred income	Retained earnings including profit/loss for the year
Total effect on opening balance at Jan 1, 2011 (unaudited)	219	5,690	-6,485	-38	614
Effect in 2011 (unaudited)	-74	3,731	-3,369	-81	-207
Total effect December 31, 2011 (unaudited)	145	9,421	-9,854	-119	407

Advance payments from customers, effect on comprehensive income	2011 (unaudited)
Other income	-362
Total effect on operating profit	-362
Financial expenses	81
Income tax	74
Total effect on comprehensive income	-207

d) Deferred tax

Deferred tax is recognized on all IFRS adjustments if the adjustments result in temporary differences in the balance sheet. This is the case for all adjustments. Deferred tax is recognized at 26.3% for all adjustments.

Deferred tax assets and deferred tax liabilities are attributable to the following IFRS adjustments:

Amounts in SEK 000s	Jan 1, 2011 (unaudited)	Dec 31, 2011 (unaudited)
Deferred tax assets
Financial leases (a)	123	109
Income adjustment (b)	912	182
Total	1,036	292
Deferred tax liability
Advance payments from customers (c)	219	145
Total	219	145

Deferred tax income and expense:

2011 (unaudited)
Amounts in SEK 000s
Financial leases (a)	-14
Income adjustment (b)	-730
Advance payments from customers (c)	74
Total income tax	-670

Notes to the Financial Statements

NOTE 34 EFFECTS OF THE TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (UNAUDITED)  – (continued)

e) Reclassifications in equity

In a transition to accounting under IFRS, equity is no longer divided up into restricted and non-restricted equity. The portion of unrestricted reserves that pertains to the share premium reserve is reclassified to other capital contributions, and other restricted and unrestricted reserves are reclassified to retained earnings including comprehensive income for the year. Since the Group has no foreign subsidiaries, it also has no opening exchange-rate difference pertaining to a translation of subsidiaries, which is why this reserve is zero.

Reclassifications in equity before IFRS adjustments:

	Presentation of shareholders’ equity as per previously applied accounting policies	Reclassifications
		Presentation of shareholders’ equity under IFRS	Reclassified amount by equity component before IFRS adjustments
Share capital	4,012	Share capital	4,012
Other capital contributions	0	Other capital contributions	144,898
Restricted reserves	0	Retained earnings including comprehensive income for the year	-87,554
Unrestricted reserves	87,869
Loss for the year	-30,525
		Reserves	0
Equity at January 1, 2011 (unaudited)	61,356		61,356

Reclassifications under IAS 1

Balance sheet

A change in headings has occurred for the following items in the balance sheet: “Cash and bank balances” is called “Cash and cash equivalents” and “Other non-current liabilities” and “Short-term portion of loans” are called “Borrowing” and recognized under non-current and current liabilities, respectively.

Equity is recognized in accordance with UFR 8 Accounting for group equity. Equity is no longer divided up into restricted and non-restricted equity Some reclassifications within equity have been performed (see above). Equity is divided into share capital, other capital contributions, reserves and retained earnings including profit/loss for the period. The component of the unrestricted reserves that pertained to the share premium reserve under the currently applied accounting policies is reclassified to other capital contributions.

Income statement

Heading changes have occurred in the following items in the statement of comprehensive income. “Interest income” is called “Financial income” and “Interest expense” is called “Financial expenses”. In addition, the item “Tax on profit/loss for the year” is called “Income tax.” Isconova has chosen to present consolidated profit/loss in a statement of comprehensive income. Under IFRS, only transactions with shareholders are recognized in equity.

Notes to the Financial Statements

NOTE 35 EFFECT OF THE TRANSITION TO IFRS ON THE PARENT COMPANY (UNAUDITED)

The Parent Company made the transition to accounting according to RFR 2 as of January 1, 2011, which was the same date as for the Group’s transition to IFRS accounting. When the opening balance sheet under RFR 2 was prepared, amounts recognized in previous annual reports were adjusted in accordance with the general guidelines of the Swedish Accounting Standards Board. An explanation of how the transition from previous accounting policies to RFR 2 impacted the Parent Company’s equity is presented in the tables below and accompanying notes.

	Notes	Jan 1, 2011 (unaudited)
Opening equity according to adopted balance sheet		66,098
Effect of change of accounting policies to RFR 2 (incl. deferred tax):
Income recognition	(b)	-2,557
Advance recognition	(c)	614
Total effect of change of accounting policies		-1,943
Opening equity adjusted in accordance with new policy		64,155

	Notes	Dec 31, 2011 (unaudited)
Closing equity according to adopted balance sheet		35,186
Effect of change of accounting policies to RFR 2 (incl. deferred tax):
Effect from Group contributions	(a)
effect on unrestricted reserves		-3,440
effect on loss for the year		3,440
Income recognition	(b)	-511
Advance recognition	(c)	407
Total effect of change of accounting policies		-105
Opening equity adjusted in accordance with new policy		35,081

a) Effect of Group contributions under RFR 2 (financial income)

Under RFR 2, Group contributions received are recognized in profit or loss as financial income rather than directly in equity. Accordingly, an adjustment was made of remuneration received during 2011, entailing an impact on earnings and on equity effective in the form of reclassification within non-restricted equity.

Dec 31, 2011 (unaudited)
Effect on equity:
Unrestricted reserves	-3,440
Loss for the year	3,440

2011 (unaudited)
Group contribution, effect on comprehensive income
Interest income and similar items	4,667
Total effect on financial items	4,667
Tax on loss for the year	-1,227
Total impact on profit/loss for the year	3,440

Notes to the Financial Statements

NOTE 35 EFFECT OF THE TRANSITION TO IFRS ON THE PARENT COMPANY (UNAUDITED)  – (continued)

b) Effect of income recognition

Under former accounting policies, income was recognized from one agreement in 2009. On transition to RFR 2, the agreement was analyzed and an adjustment was recognized since a certain part of the income also applies to 2011 and 2012 under RFR 2.

	Accrued expenses and deferred income	Deferred tax assets	Retained earnings
Total impact on opening balance, Jan 1, 2011 (unaudited)	3,470	912	-2,557
Change during 2011 (unaudited)	-2,776	-730	2,046
December 31, 2011 (unaudited)	694	182	-511

2011 (unaudited)
Income, impact on comprehensive income
Net sales	2,776
Total impact on net sales	2,776
Tax on loss for the year	-730
Total impact on profit/loss for the year	2,046

c) Advance payments from customers

An advance payment from a customer was received in USD. The advance payment will be deducted against milestone payments and any future receipts of royalties in USD. The advance payment will be translated to the functional currency, SEK, when it is obtained in accordance with RFR2, since it is not a monetary asset. The adjustment below means that translation differences resulting from translation to the exchange rate applying on the closing date have been reversed.

That part of the advance payment that is to be deducted within 12 months is to be recognized as a current liability and the part of the advance payment that is to be deducted later than 12 months is to be recognized as a long-term liability. Advance payments from customers have in this manner been reclassified from a current to a long-term liability.

	Deferred tax liabilities	Non-current liabilities; Advance payments from customers	Current liabilities; Advance payments from customers	Accrued expenses and deferred income	Retained earnings
Total effect on opening balance at January 1, 2011 (unaudited)	219	5,690	-6,485	-38	614
Effect in 2011 (unaudited)	-74	3,731	-3,369	-81	-207
Total effect December 31, 2011 (unaudited)	145	9,421	-9,854	-119	407

Notes to the Financial Statements

NOTE 35 EFFECT OF THE TRANSITION TO IFRS ON THE PARENT COMPANY (UNAUDITED)  – (continued)

2011 (unaudited)
Advance payments from customers, effect on comprehensive income
Other income	-362
Total impact on operating profit/loss	-362
Interest expense and similar items	81
Tax on loss for the year	74
Total impact on profit/loss for the year	-207

The income statement and balance sheet will be presented to the Annual General Meeting on May 16, 2013 for adoption.

The Board of Directors and CEO affirm that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), and that they provide a true and fair view of the Group’s financial position and earnings. The Annual Report has been prepared in accordance with generally accepted accounting policies and provides a true and fair view of the Parent Company’s financial position and earnings.

The Board of Directors’ Report for the Group and Parent Company provides a true and fair overview of the development of the Group’s and Parent Company’s operations, financial position and earnings and describes significant risks and uncertainties facing the Parent Company and the companies within the Group.

Uppsala, April 24, 2013
Russell G. Greig Chairman of the Board	Gunnar Fernström Board member	Lars Gårdö Board member
Björn Sjöstrand Board member	Ulf Tossman Board member	Peter Wells Board member
Sven Andréasson President and CEO

Unaudited Consolidated Financial Statements
Isconova AB

Consolidated Statement of
Comprehensive Income, In Brief

Amounts in SEK 000s	Note	3 months Jan – Mar 2013	3 months Jan – Mar 2012	12 months Jan – Dec 2012
Net sales	2	7,085	5,737	18,511
Cost for goods sold	2	-3,195	-2,970	-6,916
Gross profit		3,890	2,767	11,595
Operating expenses
Selling expenses		-1,125	-869	-4,741
Administrative expenses		-4,179	-3,651	-13,664
Research and development costs		-6,284	-8,639	-30,111
Other operating income and expenses	2	-469	95	-887
Operating loss		-8,167	-10,297	-37,808
Net financial items		-96	70	127
Loss before tax		-8,263	-10,227	-37,681
Income tax	2	-10	-185	-204
Loss for the period	2	-8,273	-10,412	-37,885
Total comprehensive loss for the period *)		-8,273	-10,412	-37,885
Earnings per share (expressed in SEK per share)
Result per share before dilution, SEK		-0.66	-2.50	-7.81
Result per share after dilution, SEK		-0.66	-2.50	-7.81
Number of shares at end of period in 000s		12,475	4,158	12,475
Average number of shares before dilution in 000s		12,475	4,158	4,851
Average number of shares after dilution in 000s		12,565	4,158	4,851

*)	Total comprehensive income is attributable to Parent Company shareholders. The loss for the period corresponds with the total comprehensive income.

Consolidated Balance Sheet, In Brief

Amounts in SEK 000s	Note	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012
Assets
Non-current assets
Patent, licenses and rights		5,471	6,441	5,584
Machinery and instruments	2	614	1,404	806
Equipment, tools, fixtures and fittings		619	750	680
Deferred tax assets	2	78	0	88
Total non-current assets		6,782	8,595	7,158
Current assets
Inventories		4,903	4,302	4,686
Accounts receivable		3,927	2,558	1,308
Other receivables		5,076	3,388	5,602
Cash and cash equivalents		35,050	27,917	46,160
Total current assets		48,956	38,165	57,756
Total Assets	2	55,738	46,760	64,914
Equity and Liabilities
Total equity	2, 4	28,180	20,131	36,372
Non-current liabilities
Deferred tax liability		—	220	—
Borrowing	2	1,310	2,463	1,225
Advance payments from customers	2	10,152	10,152	10,297
Total non-current liabilities		11,462	12,835	11,522
Current liabilities
Borrowing	2	1,158	1,604	1,542
Advance payments from customers	2	1,415	2,420	1,243
Accounts payable		5,375	5,994	7,307
Other liabilities		8,148	3,776	6,928
Total current liabilities		16,096	13,794	17,020
Total Equity and Liabilities	2	55,738	46,760	64,914

Consolidated Report of Changes in Equity, In Brief

Amounts in SEK 000s	Note	Share capital	Other capital contributions	Loss brought forward including net loss for the year	Total equity
At January 1, 2012		4,158	149,657	-123,783	30,032
Comprehensive income				-37,885
New share issue		8,317	41,584
Issue costs			-5,722
Personnel stock options – vested value from employees’ service	4		46
At December 31, 2012		12,475	185,565	-161,668	36,372
At January 1, 2013		12,475	185,565	-161,668	36,372
Comprehensive income				-8,273
Issue costs			19
Personnel stock options – vested value from employees’ service	4		60
At March 31, 2013		12,475	185,645	-169,940	28,180

The equity in its entirety is attributable to the Parent Company shareholders.

Consolidated Cash-Flow Statement

Amounts in SEK 000s	Note	3 months Jan – Mar 2013	3 months Jan – Mar 2012	12 months Jan – Dec 2012
Cash flow from operating activities
Operating loss before financial items		-8,167	-10,297	-37,808
Adjustments for non-cash items, etc.		747	576	2,381
Interest received		60	152	437
Interest paid		-156	-82	-233
Cash flow from operating activities before changes in working capital		-7,516	-9,651	-35,223
Cash flow from changes in working capital
Increase(-)/decrease(+) in inventories/work in progress		-217	1,032	647
Increase(-)/decrease(+) in operating receivables		-2,093	2,849	1,880
Increase(+)/decrease(-) in operating liabilities		-672	-2,651	-170
Total changes in working capital		-2,982	1,230	2,357
Cash flow from operating activities		-10,498	-8,421	-32,866
Cash flow from investing activities
Investments in intangible non-current assets		-411	-560	-1,281
Investments in tangible non-current assets		0	-464	-574
Cash flow from investing activities		-411	-1,024	-1,855
Cash flow from financing activities
New share issue		19	0	44,179
Repayment of debt		-220	-220	-880
Cash flow from financing activities		-201	-220	43,299
Decrease/increase in cash and cash equivalents		-11,110	-9,665	8,578
Cash and cash equivalents at the beginning of the period		46,160	37,582	37,582
Cash and cash equivalents at the end of the period		35,050	27,917	46,160

Key Figures, Group

	Note	3 months Jan – Mar 2013	3 months Jan – Mar 2012	12 months Jan – Dec 2012
Gross margin, %		54.9%	48.2%	62.6%
Operating margin, %		neg.	neg.	neg.
Net margin, %		neg.	neg.	neg.
Equity/assets ratio %		51%	43%	56%
Debt/equity ratio, %		8%	20%	78%
Acid test ratio, %		274%	245%	312%
Equity, SEK 000s		28,180	20,131	36,372
Capital employed, SEK 000s		30,503	24,198	39,139
Profitability
Return on total capital, %		neg.	neg.	neg.
Return on equity, %		neg.	neg.	neg.
Data per share
Loss per share, SEK		-0.66	-2.50	-7.81
Result per share after dilution, SEK		-0.66	-2.50	-7.81
Equity per share, SEK		2.26	4.84	2.92
Cash and cash equivalents per share, SEK		2.81	6.71	3.70
Number of shares at the end of the period, 000s	4	12,475	4,158	12,475
Number of shares after dilution at the end of the period, 000s	4	12,565	4,158	12,475
Average number of shares before dilution	4	12,475	4,158	4,851
Average number of shares after dilution	4	12,565	4,158	4,851
Other information
Number of employees		23	24	24

Definitions of key figures are presented at the end of this report.

Parent Company Income Statement, In Brief

Amounts in SEK 000s	Note	3 months Jan – Mar 2013	3 months Jan – Mar 2012	12 months Jan – Dec 2012
Net sales	3	6,069	5,060	14,381
Cost of goods sold		-3,304	-2,887	-6,517
Gross profit		2,765	2,173	7,864
Selling expenses		-1,125	-869	-3,740
Administrative expenses		-4,179	-3,651	-13,664
Research and development costs		-5,797	-8,639	-30,111
Other operating income and expenses		-469	95	-887
Operating loss		-8,805	-10,891	-40,538
Net financial items	3	-84	94	2,776
Loss before tax		-8,889	-10,797	-37,762
Tax on loss for the period	3	—	-178	-182
Loss for the period	3	-8,889	-10,975	-37,944

Parent Company Balance Sheet, In Brief

Amounts in SEK 000s	Note	Mar 31, 2013	Mar 31, 2012	Dec 31, 2012
ASSETS
Non-current assets
Patent, licenses and rights		5,471	6,441	5,584
Equipment, tools, fixtures and fittings		619	750	680
Participations in Group companies		5,000	5,000	5,000
Total non-current assets		11,090	12,191	11,264
Current assets
Inventories		4,903	4,302	4,686
Accounts receivable		3,927	2,558	1,308
Other receivables		3,636	2,798	4,858
Cash and bank balances		35,042	27,909	46,152
Total current assets		47,508	37,567	57,004
Total Assets		58,598	49,758	68,268
Equity and Liabilities	3
Equity		32,553	24,618	41,362
Non-current liabilities	3	11,217	12,174	11,217
Current liabilities	3	14,827	12,966	15,688
Total Equity and Liabilities		58,598	49,758	68,268
Pledged assets		12,300	12,300	12,300
Contingent liabilities

Notes to the Financial Statements

1. Accounting Policies

The interim report is prepared in accordance with IAS 34. The term “IFRS” used in the document refers to the application of IAS and IFRS issued by IASB.

Isconova has chosen to switch to IFRS reporting standards for the preparation of the 2012 Annual Report. Explanations for the transition from the previously applied accounting policies to IFRS and the effects of the restatement on the income statement and equity in terms of previously published data for the January – March 2012 interim period are explained in Note 2 below. Explanations of the transition for other reported periods are presented in the 2012 Annual Report.

The Parent Company's financial statements were prepared in accordance with RFR 2 Accounting for Legal Entities, and the Swedish Annual Accounts Act. The transition to RFR 2 impacted the Parent Company, see Note 3.

2. Effects of the Transition to International Financial Reporting Standards (IFRS)

For detailed descriptions of applications specific to the transition to IFRS, refer to Isconova’s 2012 Annual Report.

Reconciliation between previously applied accounting policies and IFRS

Under IFRS 1, the Group must present a reconciliation of equity and total comprehensive income as reported for earlier periods under the preceding accounting policies with corresponding items according to IFRS. The transition from the preceding accounting policies to IFRS had no impact on the presentation of the cash flow generated by the Group. The following tables present the reconciliation between previously applied accounting policies and IFRS for the January – March 2012 period for equity and total comprehensive income.

Reconciliation of equity at March 31, 2012

Assets

		Mar 31, 2012
	Notes	Closing balance (CB) (under former accounting policies)	Total effect of transition to IFRS	Under IFRS
Amounts in SEK 000s
Assets
Non-current assets
Patents, licenses and rights		6,441	0	6,441
Machinery and instruments	(a)	0	1,404	1,404
Equipment, tools, fixtures and fittings		750	0	750
Current assets
Inventories		4,302	0	4,302
Accounts receivable		2,558	0	2,558
Tax assets		1,260	0	1,260
Other receivables		284	0	284
Prepaid expenses and accrued income	(a)	1,929	-85	1,844
Cash and cash equivalents		27,917	0	27,917
Total assets		45,441	1,319	46,760

Notes to the Financial Statements

2. Effects of the Transition to International Financial Reporting Standards (IFRS)  – (continued)

Equity and Liabilities

		Mar 31, 2012
	Notes	Closing balance (CB) (under former accounting policies)	Total effect of transition to IFRS	Under IFRS
Amounts in SEK 000s
Equity and Liabilities
Equity attributable to Parent Company shareholders	(e)
Share capital		4,158	0	4,158
Other capital contributions		18,064	131,593	149,657
Reserves		0	0	0
Retained earnings including loss for the year	(a), (b), (c)	-2,709	-130,974	-133,683
Total equity		19,513	619	20,132
Non-current liabilities
Deferred tax liabilities	(c), (d)	0	220	220
Borrowing	(a), (c)	1,700	763	2,463
Advance payments from customers	(c)	0	10,152	10,152
Current liabilities
Borrowing	(a), (c)	660	944	1,604
Accounts payable		5,994	0	5,994
Advance payments from customers	(c)	12,987	-10,567	2,420
Other liabilities		828	0	828
Accrued expenses and deferred income	(b), (c)	3,761	-813	2,948
Total equity and liabilities		45,441	1,319	46,760

Reconciliation of Total Comprehensive Income for Mar 31, 2012

Total comprehensive income

		Jan – Mar 2012
	Notes	Income statement (under former accounting policies)	Total effect of transition to IFRS	Under IFRS
Amounts in SEK 000s
Net sales	(b)	5,043	694	5,737
Cost of goods sold (COGS)	(a)	-3,022	52	-2,970
Gross profit		2,021	745	2,766
Selling expenses		-869	0	-869
Administrative expenses	(a)	-3,651	0	-3,651
Research and development costs		-8,639	0	-8,639
Other income	(c)	113	-18	95
Operating profit/loss		-11,027	728	-10,297
Financial income		152	0	152
Financial expenses	(a)	-58	-24	-82
Profit/Loss after financial items		-10,933	704	-10,227
Income tax	(a), (b), (c), (d)	0	-185	-185
Profit/Loss for the period		-10,933	519	-10,412
Total comprehensive profit/loss for the year		-10,933	519	-10,412

Notes to the Financial Statements

2. Effects of the Transition to International Financial Reporting Standards (IFRS)  – (continued)

a) Financial leases

As part of the transition to IFRS accounting, all significant lease agreements are classified as operating or financial. Under previously applied accounting policies, all lease agreements were classified as operating leases. The lease agreements that have been assessed as financial leases are those pertaining to machinery and instruments. In the transition to IFRS accounting, these lease agreements must be recognized in the balance sheet as tangible assets and financial liabilities, respectively, and depreciation and interest expenses recognized in the statement of comprehensive income instead of leasing charges. Leasing charges were previously recognized in their entirety as the cost of goods sold. Deferred tax is additional to the adjustment.

The following balance-sheet and income-statement items have been affected by the recognition of financial leases:

	Machinery and instruments	Deferred expenses (reversal of leasing charges)	Non- current financial liabilities	Current financial liabilities	Deferred tax assets	Retained earnings including loss for the year
Amounts in SEK 000s
Impact on Jan – Mar 2012 (amortization/depreciation/ additional items)	1,404	-85	763	944	102	-286

Jan – Mar 2012
Financial leases, impact on comprehensive income
COGS, reversal of leasing charges	260
COGS, Depreciation/amortization	-209
Total effect on cost of goods sold	52
Interest expenses	-24
Deferred tax	-7
Total effect on comprehensive income	21
b) Income recognition

Under former accounting policies, income was recognized from one agreement in 2009. On transition to IFRS, the agreement was analyzed and an adjustment was recognized since a certain part of the income also applies to 2011 and 2012 according to IFRS.

	Accrued expenses and deferred income	Deferred tax assets	Retained earnings including profit for the year
Amounts in SEK 000s
Effect Jan – Mar 2012	-694	182	511

Jan – Mar 2012
Income, impact on comprehensive income
Net sales	694
Total impact on net sales	694
Income tax	-182
Total effect on comprehensive income	511

Notes to the Financial Statements

2. Effects of the Transition to International Financial Reporting Standards (IFRS)  – (continued)

c) Advances from customers

An advance payment from a customer was received in USD. The advance payment will be deducted against milestone payments and any future receipts of royalties in USD. The advance payment will be translated to the functional currency, SEK, when it is received in accordance with IFRS, since it is not a monetary asset. The adjustment below means that translation differences resulting from translation to the exchange rate applying on the closing date have been reversed.

The part of the advance payment that is to be deducted within 12 months is to be recognized as a current liability and the part of the advance payment that is to be deducted later than 12 months is to be recognized as a long-term liability. “Advance payments from customers” have in this manner been reclassified from a current to a long-term liability.

	Deferred tax liabilities	Non-current liabilities; Advance payments from customers	Current liabilities; Advance payments from customers	Accrued expenses and deferred income	Retained earnings including profit for the year
Amounts in SEK 000s
Effect Jan – Mar 2012	140	10,152	-10,567	-119	393

Jan – Mar 2012
Advance payments from customers, effect on comprehensive income
Other income	-18
Total impact on operating profit/loss	-18
Financial expenses	0
Income tax	5
Total effect on comprehensive income	-13
d) Deferred tax

Deferred tax is recognized on all IFRS adjustments if the adjustments result in temporary differences in the balance sheet. This is the case for all adjustments. Deferred tax is recognized at 26.3% for all adjustments.

Deferred tax assets and deferred tax liabilities are attributable to the following IFRS adjustments:

Mar 31, 2012
Deferred tax assets
Amounts in SEK 000s
Financial leases (a)	102
Income adjustment (b)	-182
Total	-80
Deferred tax liability
Advance payments from customers (c)	140
Total	140

Notes to the Financial Statements

2. Effects of the Transition to International Financial Reporting Standards (IFRS)  – (continued)

Deferred tax income and expenses:

Jan – Mar 2012
Amounts in SEK 000s
Financial leases (a)	-7
Income adjustment (b)	-182
Advance payments from customers (c)	5
Total income tax	-185

3. Effects of the Transition to IFRS on the Parent Company

The Parent Company made the transition to accounting according to RFR 2 as of January 1, 2011, which was the same date as for the Group’s transition to IFRS accounting. When the opening balance sheet under RFR 2 was prepared, amounts recognized in previous annual reports were adjusted in accordance with the general guidelines of the Swedish Accounting Standards Board. An explanation of how the transition from previous accounting policies to RFR 2 impacted the Parent Company’s equity is presented in the tables below and accompanying notes.

	Notes	Mar 31, 2012
Amounts in SEK 000s
Closing equity according to adopted balance sheet		23,713
Effect of change of accounting policies on RFR 2 (incl. deferred tax):
Income recognition	(a)	511
Advance recognition	(b)	393
Total effect of change of accounting policies		904
Closing equity adjusted in accordance with new policy		24,617
a) Effect of Income recognition

According to current accounting policies, income from an agreement was recognized in 2009. On transition to RFR 2, the agreement was analyzed and an adjustment was recognized since a certain part of the income also applies to 2011 and 2012 according to RFR 2.

	Accrued expenses and deferred income	Deferred tax assets	Loss brought forward
Amounts in SEK 000s
Effect Jan – Mar 2012	-694	182	-511

Jan – Mar 2012
Income, impact on comprehensive income
Net sales	694
Total impact on net sales	694
Tax on loss for the period	-182
Total effect on profit/loss for the period	511

Notes to the Financial Statements

3. Effects of the Transition to IFRS on the Parent Company  – (continued)

b) Advance payments from customers

An advance payment from a customer was received in USD. The advance payment will be deducted against milestone payments and any future receipts of royalties in USD. The advance payment will be translated to the functional currency, SEK, when it is obtained in accordance with RFR 2, since it is not a monetary asset. The adjustment below means that translation differences resulting from translation to the exchange rate applying on the closing date have been reversed.

The part of the advance payment that is to be deducted within 12 months is to be recognized as a current liability and the part of the advance payment that is to be deducted later than 12 months is to be recognized as a long-term liability. “Advance payments from customers” have in this manner been reclassified from a current to a long-term liability.

	Deferred tax liabilities	Non-current liabilities; Advance payments from customers	Current liabilities; Advance payments from customers	Accrued expenses and deferred income	Loss brought forward
Amounts in SEK 000s
Effect Jan – Mar 2012	140	10,152	-10,567	-119	393

Jan – Mar 2012
Advance payments from customers, effect on comprehensive income
Other income	-18
Total impact on operating profit/loss	-18
Interest expense and similar items	0
Tax on loss for the period	5
Total effect on profit/loss for the period	-13

4. Equity

Shares outstanding

The number of shares outstanding on March 31 amounted to 12,475,356, all of which were common shares. All shares carry one vote each.

Change in number of shares outstanding
At January 1, 2012	4,158,452
Rights issue at the price of SEK 6.00 per share	8,316,904
At December 31, 2012	12,475,356
January – March	—
At March 31, 2013	12,475,356

Notes to the Financial Statements

4. Equity  – (continued)

Warrants and stock options

On March 31, 2012, a total of 381,678 warrants and stock options were outstanding, which provided entitlement to subscription of 396,057 shares. All warrants and stock options are denominated in SEK. No new warrants or stock options were issued during the period.

Warrant/stock option program	Final subscription date	Exercise price, SEK per share	Mar 31, 2013
2005-I	Dec 31, 2015	55.02	11,122
2005-II	Dec 31, 2015	22.01	34,935
2012 Personnel	July 31, 2016	8.20	250,000
2012 Board of Directors	July 31, 2016	8.20	100,000
Total			396,057

The warrants and stock options were allotted to employees, the company’s shareholders and the company’s founder Bror Morein and in all cases were sold to the holder under market-based terms and conditions. The warrants and stock options are held by the following categories:

Category	Number
CEO	115,000
Other senior executives	139,990
Chairman of the Board	40,000
Other Board members	60,000
Others	41,067
Total	396,057

Number of shares after full dilution

No. of shares at March 31, 2013	12,475,356
Number of outstanding warrants/stock options	396,057
12,871,413

If all warrants and stock options are exercised, this would give rise to dilution of the total number of shares in the company corresponding to 3.1%.

5. Assets pledged and contingent liabilities

Pledged assets amounted to SEK 7,438 thousands unchanged compared with December 31, 2012. The Group has no contingent liabilities.

6. Significant Risks and Uncertainties

Significant risks and uncertainties are described in the 2012 Annual Report. No significant changes have occurred since the Annual Report was published.

Financial risks

The new share issue implemented during the autumn generated proceeds of approximately SEK 44 M in cash and cash equivalents after issue costs, which has reduced Isconova’s financial risks significantly. During 2014, additional funds will need to be provided, either from license agreements and/or from external funding.

Notes to the Financial Statements

7. Notable Events After the End of the Period

•	Isconova’s share was listed on OMX First North Premier on April 5.
•	Isconova obtained the approval of the Hungarian pharmaceutical agency GYEMSZI to launch a phase I clinical study on a human rabies vaccine.
•	Isconova’s Annual General Meeting was held on May 16 in Uppsala, Sweden.

Definitions of Group Key Figures

Gross margin

Gross profit as a percentage of net sales.

Operating margin

Operating profit/loss as a percentage of net sales.

Net margin

Net profit/loss as a percentage of net sales.

Equity/assets ratio, %

Shareholders equity at period-end divided by balance-sheet total at period-end.

Debt/equity ratio

Interest-bearing liabilities divided by shareholders’ equity.

Cash liquidity

Current assets excluding inventories and work in progress as a percentage of current liabilities.

Equity

Shareholders’ equity at year-end.

Capital employed

Interest-bearing liabilities and shareholders’ equity.

Return on total capital

Operating profit/loss plus financial income a percentage of average balance-sheet total.

Return on equity

Profit/loss for the period as a percentage of average shareholders’ equity.

Earnings per share

Profit/loss for the period divided by average number of shares outstanding before dilution.

Earnings per share after dilution

Profit/loss for the period divided by average number of shares outstanding after dilution.

Shareholders’ equity per share

Shareholders’ equity divided by the total number of shares before dilution at period-end.

Cash and cash equivalents per share

Cash and cash equivalents at period-end divided by the average number of shares before dilution.

Number of employees

Average number of employees during the year.